UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 30, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  The 2012 Sustainability Report of STMicroelectronics N.V.

Life.  Augmented
Sustainability
Report 2012

Reader's Guide
Report scope and profile
This Report describes our Sustainability performance in the
calendar year 2012. It covers all of STMicroelectronics
activities and sites, and it excludes ST-Ericsson sites and
activities unless otherwise stated. You can find details of
ST's structure and countries of operation in the chart on
page 1. Historical information is available in previous
years' reports at www.st.com/sustainability Change in scope
and materiality ST has integrated in July 2012 the
Application Processor activities from ST-Ericsson which led
to the transfer of ST-Ericsson people in Grenoble and Paris
and the former ST-Ericsson site in Sophia Antipolis
(France). Additionally, some employees in India already
based on ST sites were transferred from ST-Ericsson to ST.
This change in scope has been integrated in the safety data
but not in the social ones as we have not been able to
rebuild the data and then had an incomplete reporting year.
We will integrate those new sites in our 2013 reporting. In
2011, ST completed an extensive materiality exercise
involving a review of stakeholder concerns to fully align
ST's Sustainability strategy with its business priorities
and material issues. Twenty two global sustainability
priorities, along with related targets, were agreed by ST's
Vice Presidents and signed off by ST's President and CEO,
Carlo Bozotti. In last year's report we set out how we
planned to embed these Sustainability priorities within our
business and measure progress against them. This year we are able to report performance against our new targets for the
first time, providing concrete examples to illustrate the
progress we have made and the challenges faced across the
business. In 2012, ST undertook its first external
stakeholder survey. We asked a wide range of stakeholders
for their comments on our new Sustainability strategy and
our 2011 Sustainability Report. More than 50 stakeholders
accepted to participate in this survey, providing valuable
feedback that has helped improve the content and structure
of this Report (see more on page 6). We also used outputs
from the following activities to develop the 2012 Report:
o a review of additional stakeholder feedback (email, web requests)
o high-level benchmarking of competitors and companies recognized for their Sustainability approach
o a global review of existing and anticipated legislation
Detailed information about each of our Sustainability
priorities, as well as our corporate approach to
Sustainability, can be found on our website:
www.st.com/stonline/ company/sd/index.htm
Accessibility
Our Sustainability Report is also accessible on the web in
interactive PDF format at www.st.com/ sustainability along
with past reports. Printed copies are available on request.
Assurance
DNV (Det Norske Veritas) is the entity that has been
appointed to provide assurance services to
STMicroelectronics. In order to do so, DNV interviewed all
relevant corporate departments and visited three sites
(Catania - Italy, Calamba - The Philippines and Muar -
Malaysia) to review and validate ST's data reporting process and to provide assurance of this year's Report. DNV's
assurance statement can be found on page 72.
THE GLOBAL COMPACT
WE SUPPORT
Alignment with GRI and the UN Global
   Compact
This report is prepared and presented in accordance with the
2006 Global Reporting Initiative (GRI) G3 Guidelines. We
have self-declared an A+ application level which has been
confirmed by GRI. If G3 indicators are not applicable or
relevant to us, we have explained this in the Indicator
Index, or in the text of the Report. ST has been a signatory of the United Nations Global Compact (UNGC) since 2000,
which commits us to fulfilling its ten principles. This
report describes actions we have taken to implement these
principles, and serves as our Communication on Progress. On
page 71 there is an index that references GRI indicators,
Global Compact Principles and ISO 26000 core subjects that
are contained within this Report. Indicators and use of
symbols Following implementation of ST's revised
Sustainability strategy in 2011, we are now in a position to report on performance against new objectives under each of
our Sustainability priorities. Progress updates for each
objective can be found in the "performance versus
objectives" tables, illustrated by the following symbols:
Target achieved
In progress
No Progress
On hold
ST Environment Health and Safety
   Decalogue
We value your feedback
We are committed to improving both our Sustainability
performance and the ways we communicate with our
stakeholders. We encourage contributions and debate from all stakeholders and welcome feedback on the content and
presentation of this Report - as well as suggestions for
next year. Suggestions and feedback can be registered using
an online form, available at
http://www.st.com/stonline/company/sd/contact.htm You can
also email us at sustainable.development@st.com or write to
us at: Corporate Sustainable Development Group
STMicroelectronics International NV 39, Chemin du
Champ-des-Filles - C.P. 21 CH-1228 Geneva - Plan-Les-Ouates
Switzerland

ST at a glance



Edinburgh
Marlow
Paris
Zaventem
Sophia Antipolis
Geneva
Prague
Tours
Bristol
Rennes
Arzano
Istanbul
Crolles
Rousset
Madrid
Castelletto
Tel Aviv
Grenoble
Agrate
Palermo
Tunis
Bouskoura
Catania
Kirkop
Lake Oswego
Toronto
Albany
Longmont
Santa Clara
Coppel
Fishkill
Piscataway
Lancaster
Scottsdale
La Jolla
Greater Noida
Bangalore
Shanghai
Shenzhen
Longgang
Ang Mo Kio
Calamba
Muar

- Design Centers
- Technology R&D Centers
- Front-end Manufacturing sites
- Back-end Manufacturing sites
- Headquarters

- A global semiconductor leader
- The largest European semiconductor company
- 2012 revenues of **$8.49B**[(1)]
- Approx. 48,000 employees worldwide[(1)]
- Approx. 11,500[(1)] people working in R&D
- 12 manufacturing sites
- Listed on New York Stock Exchange, Euronext Paris and Borsa Italiana, Milan

(1) Including ST-Ericsson, a 50:50 joint venture with Ericsson

- 79 sales offices in 35 countries
- Advanced research and development centers around the globe
  - about 16,000 patents
  - about 9,000 patent families
  - 12,000 people in technology, design, product and system R&D

1

Focus on a site

Zoom on Greater Noida (India)…



HEADCOUNT:
1,447 employees
also 502 interns & subcontractors

PROFILE:
Men: 1,168 (81%)
Women: 279 (19%)
Average age: 32.8 years
Split by job category:
exempts: 1,421 (88%),
non exempts: 26 (5%),
Domains of expertise:
electronics, embedded software, computer information systems

MAIN ACTIVITIES:
VLSI Design, Embedded Software, Application Engineering and Company's Information System

KEY FIGURES:
306 Granted Patents,
431 First filings;
Campus area of approx. $72{,}000m^2$ with a built up area of approx. $53{,}000m^2$

SITE CERTIFICATIONS:
ISO/TS 16949 (Quality), ISO 27001 (Information Security) and OHSAS 18001 (Occupational Health & Safety)

INVESTMENTS:
US$ 51m since 2001 in building Infrastructure, Test & IT Equipment

SITE SPECIFICITIES: ST India has a rich history of providing high-value platforms, SoCs (Systems on Chip), embedded systems, application-specific IP (Intellectual Property), and reference designs in various application segments, including home entertainment, multimedia, telecommunications, imaging, automotive, computer peripherals, and industrial control. ST Designers have contributed to library development in leading edge low power technologies from 45nm down to 28nm.

Although reasonable efforts have been made to ensure the consistency of the summary financial information for the year 2012 in this report with ST's financial reporting, reliance should only be placed upon the complete financial reporting contained in ST's Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4th, 2013, which can be found at www.st.com.
Some of the statements contained in this report that are not historical facts are statements of future expectations and other forward - looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as 'believes', 'may', 'will', 'should', 'would be' or 'anticipates' or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of the relevant risk factors are described in 'Item 3. Key Information – Risk Factors' included in our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this report to reflect subsequent events or circumstances.

Content

Company ... 3
CEO Letter ... 3
Materiality & Sustainability Strategy ... 4
Governance ... 7
Financial & Extra-financial Performance ... 10

Our People ... 12
Recruitment, Learning & Development ... 14
Employee Engagement ... 16
Employee Safety ... 18
Labor & Human Rights ... 20
Global Diversity & Equal Opportunities ... 22
Employee Health & Well-being ... 24

Our Products ... 26
Customer Satisfaction ... 28
Innovation Management ... 30
Product Stewardship ... 32
Conflict-free Minerals ... 36

The Environment ... 38
GHG Emissions from Operations ... 40
Water Management ... 42
Energy Management ... 44
Chemicals Management ... 46
Waste Management ... 48
Transport & Logistics ... 50

The Community ... 52
Management of Sustainability in the Supply Chain ... 54
Business Ethics & Compliance ... 56
Local Sustainability Impacts ... 58
Partnerships in R&D and Education ... 60
Public Affairs & Industry Networking ... 62

Awards ... 64

New 2013 objectives ... 66

Additional indicators & GRI statement ... 67

Indicators Index ... 71

Data reporting verification statement ... 72

Glossary ... 73

2012

This report has been prepared by:

Director of publication: Alain Deniello
Editors in chief: Mélanie Salagnat, Charlotte Yvard
Editorial team: Estelle Hainry, Dominique La Mantia
Editorial Services: Malcolm Guy, Sally Henderson (Reassurance Network)
Graphic designer: MARSATWORK
Photographers: Stéphanie Joubert, San Kaung
Printer: ProCo-Print

Special thanks to: Charlotte Belloudi, Monica Bianchi, Alberto Della Chiesa, Ashish Kumar Chawla, Nelly Dimey, Antonio Dragotto, Karen Duhart, Saida El Basri, Anne Foerster, Julia Genovini, Philippe Laffargue, Olivier Leenhardt, Philippe Levavasseur, Giulia Mancini, Gérard Matheron, Florence Morel, Cosimo Musca, Pietro Palella, Antonella Radaelli, Philippe Quinio, Francois Suquet, Damien Tisserand, Stacia Vigne

Thanks to: Nigel Atkins, Alessandra Asiaghi, Abu Bakar, Khalisha Banks, Xavier Baraton, Marc Bastianelli, Elisabeth Beronio, Taik Boon Boey, Celine Berthier, Giovanna Bottani, Claude Boumendil, Carol Brighton, Philippe Brun, Denise Ann Buhagiar, Denis Cazala, Fabio Chelli, HC Chew, Patrick Cogez, Clara Colombo, Leah Cruz, Philippe Dereeper, Sabrina Di-Paolo, Karine Dillon, Edwin Dobson, Patricia Dowdy, Pascal Droulez, Maneesh Dutt, Paolo Epigrafi, Franck Freymond, Christine Gomber, Federica Grotto, Tjerk Hooghiemstra, Ulrike Leger, Claudia Levo, Francis Ann Llana, Nada Lucas, Elisabetta Marelli, Michel Masselot, Guy Monier, Evangeline Nieva, Robin Noels, Serge Palmieri, Sandrine Parent, Alessio Pannisi, Luc Petit, Manisha Piyush, Delphine Rabasste, Raimondo Rannisi, Wolfgang Reiss, Valeria Riva, Andrew Roberts, Catia Rocca, Delphine Segura, Naginder Singh, Gautam Sinha, Alan Smith, Julie Stojic, Antonio Villaflor, Roma Zaborowska

We also would like to thank everyone who kindly agreed to be quoted in this report and to provide testimony of their collaboration with ST.

This report has been prepared following the GRI G3 Guidelines. It represents a balanced and reasonable presentation of our organization's economic, environmental and social performance. It also demonstrates our commitment to the UN Global Compact, to which we have been a signatory since 2000.

Carlo Bozotti
President and CEO

Copyright©STMicroelectronics - July 2013
All rights reserved.
The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies.
All other names are the property of the respective owners.
All commissioned photography
Copyright©STMicroelectronics
Photo credits: ©Shutterstock

2

Foreword by
Carlo Bozotti,
President and Chief Executive Officer
2012 was an important year for ST, marked by our 25th anniversary and by the announcement of our new strategy.  It was also another challenging year, characterized by a difficult economic scenario as well as by significant structural changes in the market and in end-customer competitive dynamics.
Our longstanding dedication to sustainable excellence helped us to deal with these challenges and ST ended the year
showing strong progress in three main areas. First, despite
the significant cash required by our Joint-venture
ST-Ericsson and the weakness of the market, we actually
improved our net financial position to $1.19 billion, thanks to careful management of ST's assets and resources. Second,
our advances and breakthroughs in products and technologies
in 2012 contributed to ST gaining market share in several of our targeted markets. In the Analog, MEMS and Sensors
markets, we achieved 22% year-over-year revenue growth and
saw ST's market share in the MEMS mobile and handset market
rise to 48%1-more than twice the share of our closest
competitor. In Automotive, ST reached the milestone of
having more than 200 million cars in the world equipped with
ST's leading infotainment technologies and we established
important partnerships with leading car makers such as Audi
and Hyundai. Microcontroller billings grew 30% year over
year, while in trust and data security, we were confirmed as a leading Secure Element vendor2. Third, at the end of 2012, we made an important strategic decision and announced our
new vision and strategy to be a leader in Sense & Power and
Automotive products and Embedded Processing Solutions, the
key drivers for our growth, our new financial model and the
plan to exit from ST-Ericsson after a transition period. Our focus is now on five key growth areas: MEMS and Sensors,
Smart Power, Automotive, Microcontrollers, and Application
Processors including Digital Consumer. We target growing
markets of approximately US$ 140bn that are driven by
secular trends and societal needs: smart energy usage and
the need for dramatic reduction of CO2 emissions, ubiquitous embedded intelligence and the humanization of technology,
with more intuitive man-to-machine interfaces for a more
natural, immersive and easier interaction of people with
devices. This reflects our conviction that we can achieve
our aim of being financially successful while remaining
socially responsible. The loyalty, commitment and expertise
of our people that helped us navigate a difficult year were
also reflected in our continued focus on achieving our
Sustainability priorities during 2012 and ensuring that our
new Sustainability strategy, covering our people, products,
the environment and the community, became firmly embedded
throughout the business. Our people and organization
development programs are aligned with our strategy and
business needs. In 2012, we focused on very specific
training programs to strengthen the competencies of our
sales & marketing and research & development populations.
While we focused more on leadership for our management
staff, we also reinforced the way we develop individual
career paths for technical staff through the "individual
path technical and specialists functions" process. At the
end of 2012, this process was deployed across 84% of the
eligible sites and employee population, with a target to
reach 100% by the end of 2013. Moreover, during the first
half of 2012, several hundred highly skilled employees from
ST-Ericsson started to join ST R&D teams, helping to fuel
growth in several key product areas. Numerous integration
seminars and workshops were held to welcome them into ST.
Continually enhancing our technical expertise helps us to
accelerate the development of products and solutions that
contribute to the realization of the societal trends and to
our vision. Our internal Product Stewardship program
includes product compliance, eco-design and STAR responsible products. Our internal responsible products STAR initiative, which applies to all new products and classifies them into
relevant environmental and social categories such as energy
saving and healthcare, identified 196 new products that
contribute to a more sustainable world. An example is our
new Masterlux(tm) universal lighting controller family which makes lighting more energy efficient, more economical, safer and more flexible. We consider as social products those that relate to health (insulin pumps, remote patient monitoring,
glaucoma diagnosis, management and treatment, etc ... ) or
safety (airbags, ABS, etc ... ). We also remain on track to
have 100% of our new devices eco-designed by 2015. From the
point of view of our impact on the ecology, production
fluctuations greatly impacted our use of energy, water and
chemicals and affected our overall environmental performance in 2012. Nevertheless, we increased our green energy
purchased by 85% and improved our water recycling rate by
6%. Our 12 manufacturing sites have been certified ISO
140643 for scope 1 and scope 2 emissions4 based on 2012
results and three of our Front-end manufacturing sites have
been certified to ISO 50001 (energy management system
certification). In addition to these environmental efforts,
we reinforced our community involvement approach during
2012. By adopting the LBG methodology5, we are better able
to evaluate the impact of nearly 400 initiatives taken
worldwide by about 4,500 employees during the year. Young
people and education remain the main domain of focus of ST
at worldwide level and we will also continue to develop our
community involvement in the areas of innovation and high
technology, social welfare and charity, environmental
involvement and economic development. During 2012, nearly
30,000 people in developing countries benefited from our
Digital Unify program, managed by the ST Foundation, which
aims at overcoming the digital divide. As a committed
supporter of the Electronic Industry Citizenship Coalition,
our supply chain management program remains one of our key
priorities and we implement controls designed to ensure that we do not source minerals from conflict zones. For example,
we have been able to certify 100% of tantalum smelters
through the Conflict-Free Smelters' Protocol. Safety of our
employees comes first at ST. A well-established safety
record places ST among the best-in-class in our industry.
However, unfortunately in 2012, we experienced one employee
fatality at one of our Chinese plants. As a result, we have
strengthened even further our governance and programs,
including an increase in field audits, additional learning
modules, and more internal communication to reinforce our
safety culture. Looking forward to the next 25 years, ST
will continue to build on its strong heritage, rich
technical expertise and its highly skilled and motivated
people to provide high levels of sustainable excellence, in
line with our vision to be everywhere microelectronics make
a positive contribution to people's lives.
Carlo Bozotti
President and CEO
1. IHS: MEMS H2 2012 Special Report
2. ABI Research
3. ISO 14064 is an international standard for calculating
and reporting carbon emissions at the organizational level
4. Scope 1 includes direct CO2 emissions and scope 2
includes indirect CO2 emissions
5. LBG - London Benchmarking Group, is a methodology used by companies worldwide to better assess the real value and
impact of corporate community investment to business and
society

COMPANY
Materiality & Sustainability Strategy
Sustainability principles have been integrated into our core business practices and products for more than 20 years. Our
company ethos is not only about placing our people and the
environment at the heart of the way we operate, but is also
about constantly finding ways to innovate and create
products that improve the quality of life for the people who use them. Interview with Tjerk Hooghiemstra, Executive Vice
President, Chief Administrative Officer How did ST's
engagement on Sustainability evolve in 2012? Sustainability
is deep-rooted in the values of our Company and in our way
of conducting business. Even though 2012 has been another
challenging year for the semiconductor industry as a whole
and also for ST, we have been able to maintain our
commitment to Sustainability and, as detailed in this
report, we have yet again made some significant progress.
What would you like to highlight in particular?
Our progress on Product Stewardship in 2012 is certainly a
highlight for me. This program puts a focus on products that have a clear contribution to a more sustainable world. We go beyond the mere reduction of the impact of our products on
the environment. The goal is to bring products on the market that have as their very purpose to save energy when used in
e.g. cars, infrastructure and consumer devices. These new
products demonstrate the enormous potential the
semiconductor industry has to protect the environment. They
also provide proof that ST's ability to develop, manufacture and market these products offers us a strong competitive
edge that will contribute to the profitable future growth of our business. In 2012, as a key step in ST's Global
Diversity and Equal Opportunities goal, I personally
sponsored the preparation of the ST's Women's Network (to be officially launched in 2013) that aims to advance the career development of female employees as part of a wider goal of
creating a genuinely diverse and inclusive working
environment. ST also sponsors the Global Enterprise Project, an initiative of the European Roundtable of Industrialists
(ERT), in which our CEO himself is involved, aimed at
raising awareness of global business amongst secondary
school students, helping them to develop an entrepreneurial
mind-set. Within this program, the ERT hopes to contribute
to reducing youth unemployment. In this same context, ST is
also very much involved in raising young people's awareness
and interest in science, technology, engineering and
mathematics (STEM). How do you think ST should keep moving
forward?
It is important to ensure the effective deployment of the
Sustainability Strategy that consolidates our top priorities and defines our targets. This report highlights these core
elements of the strategy in detail. Our deep conviction that sustainability is a cornerstone of our competitiveness
ensures that we move on whatever the business environment
and that we will keep seizing opportunities to offer to the
market those products that help us protect the environment
and save energy. Interview with Alain Denielle, Corporate
Sustainable Development, Group Vice President One year after the launch of ST's new Sustainability Strategy, I am pleased to report some very concrete achievements and improvements
across all of our sustainability pillars. The comprehensive
materiality exercise we conducted less than two years ago
has helped us focus clearly on our most significant
challenges and opportunities. We track our performance
across all areas of our Sustainability Strategy using a set
of robust indicators. In this report, you will be able to
read about the key achievements and the progress we have
made against our targets but also the initiatives we had to
put on hold and the areas in which we have not made the
level of improvement we were targeting. We publish our
achievements or challenges in a clear and transparent way in each section. Two strategic stakeholder reviews have played
an important role in helping us prioritize our
sustainability activities in 2012; an ISO 26000 evaluation
was carried out at three of our major sites Rousset
(France), Muar (Malaysia) and Ang Mo Kio (Singapore), and
our first official stakeholder survey was undertaken, which
included a number of interviews with stakeholders. The very
valuable feedback gathered from these initiatives has helped to confirm our existing approach across all areas of our
strategy and also provided us with some

food for thought for future sustainability developments.
As reported by our CEO in his statement, we unfortunately
experienced a fatality at one of our Chinese sites. We are
committed at the highest level in ST to further
strengthening our management of safety to ensure this will
never happen again, taking all necessary measures we can to
reinforce ST's safety culture across all of our sites in
2013. Working safely must remain employees' number one
priority. We have been working now for more than 20 years
with our Environment, Health and Safety Decalogue as our
guide to enhance environmental protection and reduce our
manufacturing environmental impacts. We are currently in the process of reviewing our Decalogue targets to ensure they
remain challenging, realistic and in line with industry
practices and norms. For 2012, GHG emissions from all ST
manufacturing sites have been certified under ISO 14064
(scope 1 and 2) standard and three of our Frontend
manufacturing sites, Agrate and Catania (Italy) and Rousset
(France), have achieved ISO 50001 (energy management system
certification). Looking forward, we have chosen to focus
more of our resources on reducing the environmental impact
of our products. This is why we have launched our Product
Stewardship Program, including a target for 100% of ST's new products to be eco-designed by 2015. We will also be
validating our methodology for product life-cycle
assessments. Our journey to find more sustainable ways to
operate as a business will continue, as constant advances in technology and thinking inspire us and assist us in our
drive for constant improvement.
Materiality
Our top-level approach to Sustainability is set out in our
Code of Conduct and, at a more operational level, in our
Sustainability Strategy. We conducted a comprehensive
materiality exercise to help define ST's new Sustainability
Strategy, launched at the end of 2011. Under the guidance of
BSR (Business for Social Responsibility), we sought insight
from relevant internal and external stakeholders to identify our most material issues and ensure alignment with our
business priorities and stakeholder expectations. Embedding
this new Sustainability Strategy was one of our six
corporate priorities in 2012. One year on, we are now in a
better position to evaluate progress and describe our
performance against the objectives we set ourselves under
each of our Sustainability pillars. When compiling data for
this year's report we recognized that some of our objectives required further definition. We made the decision to
continue to report on our existing indicators this year
while developing a more expansive and clearer account of
performance data for next year's Report.
Quote
BSR
Farid Baddache EMEA Director, BSR (Business for Social
Responsibility) "Conducting a Materiality exercise is a
great way to guide strategy, focus dialogue and progress on
the most meaningful areas of impact for ST. When I discuss
with ST customers within the electronic sector, I can see
how they value working with trustful company combining
future targets with KPIs showing how the group is making
progresses on its most important areas of impact. This is to me a good way to build trust and constructive discussion
with stakeholders."
Materiality Matrix
50 Importance to stakeholders 100
50 Influence on business success 100
Energy Management
GHG Emissions from Operations
Chemicals Management
Labor & Human rights
Public affairs & Industry Networking
Partnerships in R&D and Education
Management of Sustainability in Supply
   Chain
Waste Management
Eco-design
Responsible Products
Conflict-free Minerals
Employee Engagement
Innovation Management
Global Diversity & Equal Opportunities
Business Ethics & Compliance
Customer Satisfaction
Local Sustainability Impacts
Transport & Logistics
Recruitment, Learning & Development
Water Management
Employee Safety
Employee Health & Well-Being

ISO 26000 evaluation
We undertook an ISO 26000 review in 2012 to help validate
our refreshed Sustainability Strategy and priorities. We
selected Det Norske Veritas for this piece of work. Their
methodology evaluates employees' perceptions of a company's
Sustainability approach. Fifty employees and managers were
interviewed from three of our major manufacturing sites:
Rousset (France), Ang Mo Kio (Singapore) and Muar
(Malaysia). Although located in different regions, the
employees all shared very similar views, indicating that
ST's Sustainability program is consistently implemented
across our sites. Responding to DNV's recommendations, we
have:
o Organized ISO 26000 training sessions for Sustainable
Excellence coordinators o Held Sustainability Strategy
implementation workshops with site managers
o Developed new 2013 training plans for specific internal
audiences such as newcomers, Human Resources and Purchasing
experts External stakeholder survey We see stakeholder
engagement as an integral element of our Sustainability
Strategy review process. In 2012, we conducted our first
formal external stakeholder survey to obtain inputs that
would help develop our Sustainability Strategy and future
reporting. Almost 170 stakeholders with an understanding of
ST's operations, including customers, employees, suppliers,
investors, SRI analysts, government representatives,
academic and R&D organizations and NGOs were invited to
participate. Approximately one third responded. Through the
survey, we also identified a small number of stakeholders
who wished to participate in one-to-one interviews to
provide more in-depth feedback.
Employee engagement survey
Employees have the opportunity to share their thoughts,
opinions and suggestions through the Company's annual
employee engagement survey. For more information, see pages
16-17. Local stakeholder engagement
The stakeholders we engage with vary for each site,
department and region. ST has developed general guidelines,
based on feedback from our global network of Sustainable
Excellence coordinators and best practice principles in our
Code of Conduct and Sustainability Strategy. These help
sites and departments identify their most important
stakeholders and guide them through the process of
engagement.
Sustainability Strategy feedback
62% of respondents were familiar or very familiar with ST's
Sustainability program
47% of respondents received information about ST's Sustainability program through our Sustainability Report, 38% through emails
42% of respondents rated ST as a Sustainability leader compared with its competitors
Sustainability Report feedback
57% of respondents read the Report in part or in full
50% of respondents found the Report very useful and informative
15% of respondents read the Report to identify examples of best practice
Quote
THE REASSURANCE NETWORK LIMITED
Malcolm Guy Director, The Reassurance
   Network (UK)
"The Reassurance Network was employed by ST to independently research the views of their key stakeholders on a range of topics relating to Sustainability.  We were interested in how people gained information on this topic, how useful they found the
Sustainability Report and which areas they felt ST ought to focus on in terms of future management input.  65% of respondents
indicated that they were either very interested in, or experts in,
Sustainability and so we felt this feedback was particularly valuable.  The survey showed that ST's Sustainability Report was the main method through which respondents reviewed ST's
Sustainability performance with 97% finding the Report useful and informative.  Over 75% of stakeholders rated ST as "above average"
or "a leader" in this area.  More than 40 recommendations were made as a result of stakeholder responses."
In this year's Report we have undertaken a number of actions as a direct result of stakeholder feedback, including: o
Prioritizing and developing content that stakeholders viewed as the most important; o Including a dedicated section that
presents overall performance against our objectives; o
Better-explaining our approach to ISO 26000; o Discussing
additional topics identified as being of interest to
stakeholders.

COMPANY
Governance
Our Corporate Governance Structure
STMicroelectronics is a global leader in the semiconductor
market serving customers across the spectrum of Sense &
Power and Automotive products and Embedded Processing
Solutions. From energy management and savings to trust and
data security, from healthcare and wellness to smart
consumer devices, in the home, car and office, at work and
at play, ST is found everywhere microelectronics make a
positive and innovative contribution to people's lives.
STMicroelectronics was formed and incorporated in 1987 and
resulted from the combination of the semiconductor business
of SGS Microelettronica (then owned by Societa Finanziaria
Telefonica, STET, an Italian corporation) and the
non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French
corporation). We are organized under the laws of The
Netherlands and have our corporate legal seat in Amsterdam.
Our headquarters and operational offices are managed through our wholly-owned subsidiary, STMicroelectronics
International N.V., and are located at 39, chemin du Champ
des Filles, 1228 Plan-Les-Ouates, Geneva, Switzerland. Our
operations are also conducted through our various
subsidiaries, which are organized and operated according to
the laws of their country of incorporation, and consolidated by STMicroelectronics NV. We are listed on the New York
Stock Exchange (NYSE), Euronext Paris and the Borsa Italiana
in Milan. Our corporate governance policies and practices
are outlined in our Corporate Governance Charter. This is
available on our website, along with our Supervisory Board
Charter, in the Corporate Governance section at
http://investors.st.com. Managing Board In accordance with
Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo
Bozotti, President and Chief Executive Officer, is currently the sole member of our Managing Board. The member of our
Managing Board is appointed for a threeyear term, as
described in our Articles of Association, which may be
renewed one or more times in accordance with our Articles of
Association upon a nonbinding proposal by the Supervisory
Board at a shareholders' meeting and adoption by a simple
majority of the votes cast at a shareholders' meeting where
at least 15% of the issued and outstanding share capital is
present or represented. I 4.1 I 4.2 I Supervisory Board Our
Supervisory Board advises our Managing Board and supervises
the policies pursued by our Managing Board and the general
course of our affairs and business. Our Supervisory Board
currently consists of nine members appointed for a
three-year term, as resolved by our annual shareholders'
meeting by a simple majority of the votes cast at a meeting
where at least 15% of the issued and outstanding share
capital is present or represented. Mr. Didier Lombard has
been the Chairman of our Supervisory Board since May 2011.
Our Supervisory Board has implemented criteria to assess the independence of its members, in accordance with the
corporate governance listing standards of the New York Stock
Exchange. It is also responsible for managing potential or
reported conflicts of interest between the Company and its
Board members. I 4.6 I In accordance with criteria as
reflected in the Supervisory Board Charter (available on our website), members of our Supervisory Board are carefully
selected on the basis of their specific business, financial, technical and/or legal expertise, prior professional
experience, soundness of judgment, ability to make
analytical enquiries and willingness to devote the time
required to adequately perform their activities as
Supervisory Board members. Our Supervisory Board is assisted by a Secretariat whose responsibilities include ensuring the continuing education and training of Supervisory Board
members. I 4.4 I 4.10 I The Supervisory Board has determined the following independence criteria for its members, based
on the evaluations by an ad-hoc committee: Supervisory Board members must not have a material relationship with
STMicroelectronics N.V., or any of our consolidated
subsidiaries, or our management. A material relationship can include commercial, industrial, banking, consulting, legal,
accounting, charitable or familial relationships, among
others, but does not include a relationship with direct or
indirect shareholders. Information on the composition of the
Audit Committee, Compensation Committee, Strategic Committee
and Nominating and Corporate Governance Committee of our
Supervisory Board, as well as the compensation of the
members of the Supervisory Board and the attendance at the
meetings of our Supervisory Board are set out in our Dutch
Annual Report or SEC Form "20-F", which are available on our website and can be downloaded at http://investors.st.com New
Nominations at Supervisory Board Level Ms. Martine Verluyten
was appointed as a member of the Supervisory Board at our
annual shareholders' meeting on 30 May 2012 and has also
served on its Audit Committee since then.

Ms. Verluyten succeeded Mr. Tom de Waard as Chair of the
Audit Committee on 22 April 2013. Ms. Janet G. Davidson was
appointed as a member of the Supervisory Board at our annual meeting of shareholders on 21 June 2013. Ms. Davidson also
serves on the Audit Committee and the Strategic Committee of the Supervisory Board. Independence of the statutory
auditors and of the Corporate Internal Audit Organization
The statutory auditor's independence is monitored at the
highest level of the Company: Our Audit Committee is
responsible for selecting the independent registered public
accounting firm employed to audit our financial statements,
subject to ratification by the Supervisory Board and
approval by our shareholders. Our Audit Committee also
assumes responsibility (in accordance with Dutch law) for
the retention, compensation, oversight and termination of
the independent auditor. We adopted a policy (the Policy),
agreed by our Audit Committee, for the pre-approval of audit and permissible non-audit services provided by our
independent auditors. All engagements with the external
auditors, regardless of size, must be authorized in advance
by our Audit Committee, pursuant to the Policy and its
pre-approval authorization or otherwise. In 2012, non-audit
services amounted for only 0.5% of the total audit fees paid to our statutory audit firm (and pertained to tax compliance services). The Internal Audit function is strictly
independent from Corporate and Local Management: The mission of Corporate Internal Audit, as defined in the ST Internal
Audit Charter, which is consistent with the Institute of
Internal Auditors (IIA) Standards and approved by the
Chairman of the Audit Committee and the CEO, is as follows:
Corporate Internal Audit is an independent function designed to provide objective assurance and consulting activity,
which adds value, improves the ST's operations at all
levels, and evaluates and promotes compliance with ST's
Standard Operating Procedures and Policies. Corporate
Internal Audit helps ST accomplish its objectives by
bringing a systematic, disciplined approach to evaluate and
improve the effectiveness of risk management, control, and
governance processes. Corporate Internal Audit is a key
component of ST's governance framework and assists the Audit
Committee of the Supervisory Board and the Company's
certifying officers in their fiduciary duties (Corporate
Internal Audit promotes a sound management control structure at a cost justified by the risk and exposure involved). Our
Chief Audit & Risk Executive, Franck Freymond, is the head
of Corporate Internal Audit. He reports directly to the
Audit Committee of the Supervisory Board, attends all Audit
Committee meetings, has direct interactions with the
Chairman of the Audit Committee throughout the year and
attends executive management quarterly meetings. The current functional reporting line and the practices now in place
ensure the head of Corporate Internal Audit the appropriate
level of organizational independence and unrestricted access to executive management and the Supervisory Board. This
reporting approach is in line with standards defined by
leading international organizations such as The Institute of
Internal Auditors. The audit results and the follow-up of
the audit recommendations made by the internal audit team
are regularly presented to both executive management and the
Audit Committee of the Supervisory Board. Our Sustainability
Governance ST manages sustainability in line with the
following international guidelines and standards: -
International Labor Organization Conventions, United Nations
Global Compact Principles, United Nations Guiding Principles
on Business and Human Rights, OECD Guidelines for
Multinational Enterprises, Electronic Industry Citizenship
Coalition Code of Conduct, ISO 26000, OHSAS 18001, ISO
14001, EMAS, ISO 50001, ISO 14064, QC 080000. Our commitment to align with these standards is outlined in our Code of
Conduct which provide guidelines for informing our behavior
and decisionmaking. Policies and procedures are then defined at corporate level, and endorsed by our CEO, Carlo Bozotti,
to ensure effective deployment throughout the Company. Other significant standards in terms of sustainability are our
Business Conduct and Ethics, Human Resources, Health and
Safety and Environmental Policies.

Sustainability is one of ST's six corporate annual priorities. Executive Vice President, Chief Administrative Officer, Tjerk Hooghiemstra, has overall responsibility for sustainability. Part of his remit is to provide sustainability updates to the CEO and Executives Officers at quarterly Corporate Staff Meetings. Every three to five years, a group of ST's Vice Presidents conducts a materiality exercise, taking into account both ST's business priorities and our main stakeholders' expectations, in order to review and update the Sustainability Strategy. The ST Sustainability Governance Framework is shown below:

Sustainability Governance



External stakeholders
Supervisory Board
> Supervises the policies adopted by our Managing Board and the general course of ST affairs and business
Corporate Ethics Committee
> Provides guidance and recommendations to ST's executives and employees to help them comply with ethics related policies
Managing Board
> Ensures STMicroelectronics general management and the representation of the company
Corporate Strategic Committee
> Defines ST business strategy and key annual priorities, and supervises ST's ERM process
Corporate Sustainable Development Group
> Defines, deploys and monitors ST's Sustainability Strategy and programs
Sustainability issues experts network
> Defines objectives, KPIs and relevant actors for deployment, ensures monitoring
ST Organizations
Sales & Marketing, Manufacturing and R&D, Products and Corporate Staff Functions
ST Sites
All activities at all locations
Sustainable Excellence Coordinators community
> Defines priorities at organization and site level, facilitates deployment and awareness
External stakeholders
External stakeholders
External stakeholders

9

Our risk management approach

Enterprise Risk Management's purpose is to systematically, consistently and effectively identify, evaluate and manage risks across the Company, including the set-up of effective risk mitigation action plans for identified key risks and top priority risk areas. ST ERM applies a holistic approach and has been developed / designed to comply with the ISO 31000 standard.

The ERM governance and process at ST are defined as follows:

The ST ERM process combines top-down and bottom-up approaches:

- Top-down: in 2012, a risk assessment was conducted with executive management. The output from this exercise was a top-down risk map and identification of top priority risk areas. Risk owners were appointed for each of these risk areas in order to develop risk mitigation action plans, which will be reviewed by executive management on a periodic basis.
- Bottom-up: in 2012, the ERM bottom-up process has been launched with four pilot organizations (representative of each of ST's macro organizational areas). The objective of this pilot process is to start to embed risk identification, evaluation and management activities within each individual department's functions and business units at the most effective level.

Going forward, the objectives are to further embed ERM in the organizations and key processes, and to bolster risk awareness and ultimately innovation through informed risk-taking anticipation versus reaction.

More performance indicators are available on pages 67 to 70

COMPANY

Financial & Extra-Financial Performance



Financial performance

In 2012 overall, ST has been able to improve its net financial position compared to 2011 despite the significant cash used by ST-Ericsson as well as the impact of weak business conditions. We were able to end the year with significant financial flexibility and strong cash balances while providing shareholders with the same level of dividend compared to 2011.

Net revenues for 2012 decreased 12.8% to US$8.49 billion mainly due to lower unit volumes which were driven by a significant drop in sales at our former largest customer and weaker market conditions.

Gross profit and gross margin decreased 22% to US$2.78 billion and 390 basis points to 32.8% respectively. The principal components of the gross margin decrease were negative price effect and unused capacity charges of US$172 million compared to US$149 million in 2011, as well as a one-time US$53 million charge to ST's cost of sales due to an arbitration award recorded in the first quarter 2012, partially offset by positive currency effects.

We have sought to develop a competitive advantage by building an integrated presence in each of the world's economic zones that we target: Europe, Asia, China and America. An integrated presence means having product development, sales and marketing capabilities in each region, in order to ensure that we are well-positioned to anticipate and respond to our customers' business requirements.

Important decisions were made in 2012 that are shaping a new, more focused, higher-performing ST. In December 2012, our CEO announced a new strategic plan to target leadership in two product segments: Sense & Power and Automotive Products and Embedded Processing Solutions.

This strategy includes a sharper focus on five growth drivers: MEMS and sensors, Smart Power, automotive products, microcontrollers, and application processors including digital consumer products. Importantly, from a financial model perspective, we are targeting an operating margin of 10% or more. A key component to achieving this objective is bringing our net operating expenses to an average quarterly rate in the range of US$600 million to US$650 million by the beginning of 2014.

10

ST KEY FIGURES / EC1	2008	2009	2010	2011	2012
Net Revenues (US$m)	9,842	8,510	10,346	9,735	8,493
Gross profit (US$m)	3,560	2,626	4,015	3,574	2,783
Gross profit as a percentage of sales (%)	36.20	30.90	38.80	36.70	32.80
Net earnings (US$m)	(786)	(1,131)	830	650	(1,158)
Earnings per share (diluted) (US$)	(0,88)	(1,29)	0,92	0,72	(1,31)
Market share versus TAM (%) (Total Available Market)	3.96	3.76	3.47	3.21	2.87

Operating income
and cash flow (US$m) / EC1 2008 2009 2010 2011 2012
Operating income (198) (1,023) 476 46 (2,081)
Net operating cash flow 648* 227** 972 (278) 34
(*) Excluding payments for mergers & acquisitions (Genesis
and NXP) which totalled US$1,694m (**) Excluding net
proceeds received in business combination (Ericsson Mobile
Platform) which totalled US$1,137m
ST sales by market channel*
(%) / EC1 / 2.7 2008 2009 2010 2011 2012
OEM 81.7 84.2 79.1 77.3 77.6
Distribution 18.3 15.8 20.9 22.7 22.4
(*) Original Equipment Manufacturers ("OEM") are the
end-customers which are directly followed by us in terms of
marketing application engineering support, while
Distribution customers refers to the distributors and
representatives that we engage to distribute our products
around the world. Net revenues by location of order
shipment* (%) / EC1 / 2.7 2008 2009 2010 2011 2012
EMEA 30.7 28.4 25.0 23.9 24.7
Americas 13.6 11.9 12.9 13.8 14.7
Greater China-South Asia 39.9 40.6 44.1 44.8 41.9
Japan-Korea 15.8 19.1 18.0 17.5 18.7
(*) Regions have been redefined to better take into account
our activity. We have reconstructed the data since 2008 to
give an idea of the trend. Extra-financial performance
Recognition of extra-financial performance through rating
agencies' evaluations, investor ranking and inclusion in
sustainability indexes is an important element of ST's
overall objectives. It helps us better understand our
performance and identify the focus for further improvement.
Throughout the year we receive numerous requests and
questionnaires from rating agencies, extra-financial
analysts and investors on a wide range of topics e.g.
governance, risk management, business ethics, social, labor
and human rights, health and safety, environment, community
involvement.
The annual Sustainability Report is designed to address the
majority of information requests as we report already many
indicators but also detail our management system or
approach, and document many projects and initiatives. We
have also reworked our sustainability webpages to provide
more comprehensive descriptions of our policies and actions.
In 2012, we maintained a strong position in most major
sustainability indices and were recognized by some newly
created indices as shown below. Unfortunately we were not
included in Dow Jones Sustainability Index in 2012. We keep
on actively work on all sections of this evaluation to
ensure a better description of our approach and relevant
evidences to demonstrate our robustness. ST inclusion in the main sustainability indices ASPI (UE) Ethibel Sustainability
Index (Belgium) ECPI (Italy) FTSE ECPI Index series (Italy)
FTSE4GOOD (United-Kingdom) Euronext Vigeo (France) TOTAL ESI
Excellence Europe Ethical Index Emu Ethical Index Euro
Ethical Index Global FTSE ECPI Italia SRI Benchmark Index
FTSE ECPI Italia SRI Leaders Index FTSE- 4GOOD Europe index
FTSE- 4GOOD Global index Euronext Vigeo World 120 Euronext
Vigeo Europe 120 2012 x x x x x x x x x x x 11 All taxes of
the year (US$m) / EC1 200
150
100
50
0
-50
2008 49
2009 (34)
2010 183
2011 205
2012 79
Tax expense for the year
Dividends paid (US$m) / EC1
350
300
250
200
150
100
50
0
2008 240
2009 158
2010 212
2011 327
2012 355
Dividends

Our People
Key figures for 2012
98% workforce with regular contract
22%Increase of disabled people in total workforce
72,34% employees covered by collective bargaining
Total medical services provided 71,287
medical examinations, screening tests, immunizations

OUR PEOPLE
Recruitment, Learning & Development
ST is a high-technology company where engaging people is
strategic to constantly stay on the edge of the business.
This is why our Human Resources strategy aims at ensuring
the right level of hiring and development of our people to
match the company's evolving requirements in terms of
profiles and competencies. This strategy plays a key role in reinforcing employees' ability to perform better and
contributes to their evolution within the Company.
Individual career paths
The cornerstone of career management is to provide employees with a clear understanding of their job positioning within
the Company and to support their vertical and transversal
progression. This is performed through the deployment of
three career paths: managerial, crossfunctional/ program
management and individual (Technical and Specialist
functions). Starting in 2010, one of our key objectives has
been to promote and develop the individual career path (for
technical functions), through the deployment of the process
individual path technical and specialists functions, within
our core business job functions (product design,
technological development ... ), reaching key milestones by
2012. After being sponsored by management, candidates are
evaluated; validation is granted according to technical
expertise level of knowledge, influence and business impact.
By the end of 2012, the process has been deployed covering
84% of the eligible sites and employee population, reaching
almost 400 employees in ST's Technical Staff community.
After nomination, Technical Staff members have a set of
rights and duties e.g. the right to be recognized with a job title linked to position level (intranet profile and
business card), to participate in dedicated in training
curriculum and conferences; and a set of duties e.g. to
create publications articles, patents ... ), networking
(inside and outside ST) and to undertake knowledge transfer
such as tutoring, teaching ... Developing our Technical
Staff community aims at creating value through solving
technical problems, innovation, new business development and at recognizing our core business expertise and our people.
In 2013, the objective is to complete the deployment by
covering all eligible employees and strengthening the
development of this community through assessments,
networking, knowledge sharing and the deployment of a
specific training curriculum. Review of our learning offer
Another key objective in 2012 was the complete review of
ST's learning offer that focused on business needs and used
a blend of locally and globally deployable solutions. A
network of internal business stakeholders and training
professionals worked to define the training offered across
ST's job categories, ensuring alignment with the Company
priorities whilst maintaining the practicality of known
deployment channels. Courses were mapped, either to the
professional job function competencies, behavioral
competencies or to the leadership model providing employees
with easily accessible solutions that meet their development needs. We reviewed existing courses and existing vendors,
compared internal and external solutions and defined global
volume solutions whilst maintaining local offers when the
cultural needs required. By the end of 2012, the networked
taskforce delivered a learning catalogue of over 2,500
courses addressing 81 job functions, now constituting our
unique worldwide reference. The offer was integrated into HR tools, enabling managers and employees to build development
plans during their annual assessments to be conducted early
2013, by selecting competencies to develop and then
selecting from the list of relevant courses. Performance
against objectives
o Increase the percentage of open positions for exempts
filled by internal candidates by 5% per year (compared with
a 2010 baseline), with a long term-target of 60% o Ensure
that more than 50% of employees have a development plan,
linked to their annual performance
o Increase employee retention - percentage of employees with more than two years service o Further align ST's learning
with its business strategy to contribute to company
transformation, employee productivity and being an 'employer of choice'

Talent management

Talent management is key in our company. The ST's company-wide Development Booster programs target our high-potential exempt employees and aim at accelerating their development, retaining and engaging them. Identified through the people review process, the selected candidates are enrolled in a two-year program including a 360° assessment, mentoring and a collaborative project in order to prepare ST's future leaders.

Initiated in 2010 at corporate level for top managers, and then expanded to regional high-level managers in 2011, the program was extended to middle managers in 2012. At the end of the year, there were 135 participants world-wide in the three deployment levels. This is a promising start for this highly visible program. The target for 2013 is to have 250 participants enrolled.

Quote

Christian Bertin

life.augmented

"When I received the certification, I felt honored, and also proud to join the ST Technical staff community. ST was recognizing a software expert at this level for the first time, a strong sign that things are changing, and going in the right direction. I'd like to share with all my colleagues what I find very useful and interesting in being part of this community:
- First, whether they admit it or not, technicians appreciate to be recognized, that others understand who they are and that their expertise be known and visible.
- Then, ST has put in place very useful training cycles for the technical community. I attended several of them which I really appreciated. It is a fact that technicians are "not always" experts in how to present or communicate, how to sell their ideas, manage innovation and practice lobbying. Such training has taught me a lot.
- Finally, I have found it very enriching to meet other experts from domains completely different from mine, to confront our ideas and methods and to see that we share the same values, motivations and problems."

15

EMPLOYEES WITH A FORMAL INDIVIDUAL DEVELOPMENT PLAN (%) / LA12	2009	2010	2011	2012
Exempts	51.5	69.4	44.5	26.5
Others	-	-	19.0	17.3

INTERNAL MOBILITY (%)	2008	2009	2010	2011	2012
Job for exempts filled internally	84	48	41	42	35

(*) Number of job requests for exempt positions (JG11-18) posted internally divided by total number of job request for exempt positions



From left to right: Delphine Segura (PLD), Frédéric Artuphel, **Christian Bertin**, Jean-Marc Chéry (EVP, General Manager, Embedded Processing Solutions (EPS))

More performance indicators are available on pages 67 to 70

OUR PEOPLE
Employee Engagement
Employee engagement is a critical driver of organizational
performance to achieve superior business results. The
feedback provided is a unique opportunity for ST to respond
by making continuous improvements to the working environment and for managers to improve their effectiveness (defined by
their relative strength across key underlying competencies), identifying where and how they can act to improve business
results with their team. Follow up on actions in place and
2012 survey results In our 2011 report we described our new
"leadership model" program. We continued to roll this out in
2012 throughout Asia Pacific, to our manufacturing
organizations thanks to "train the trainers" sessions and
workshops for managers. They were taught how to build
efficient and effective teams by creating a work culture of
self-confidence. For operators' integration, we launched the
"integration buddy program", based on mentoring and
coaching, which after implementation rapidly reduced the
turnover rate in our Longgang (China) Back-end facility. The
Executive steering committee set up at corporate level
analyzes results at various levels in ST groups, launches
workgroups based on focus points and tracks action items
initiated at ST level. We also introduced several
initiatives developed as a consequence of employees'
feedback from the previous survey or to celebrate our 25th
anniversary: o We launched the "Buy ST" program which helps
connect employees with their contribution to ST tangible
results through the publication on our intranet of ID cards
of end products using ST products o The "ST pioneers" and
"What ST means to me" initiatives were also featured on our
intranet with the aim of gathering employees' ST stories o A special 25th anniversary STAR award was created as part of
the annual company recognition awards o CVP's leadership
sessions were rooted in providing opportunities for their
teams to question them on the company's strategy and
results. 36,000 employees took part in either town hall
meetings or round tables (10,000 more than in 2011).
o Managers' accountability for engagement survey results was clearly defined. They are required to analyze the detailed
results of their organization and site, build quantitative
and qualitative interpretation with key stakeholders and
communicate regularly the status and strategy to their
teams, and to act on the key opportunities for improvements.
86.75% of employees participated in the 2012 survey, an
increase of 0.75% on last year. Performance against
benchmark, discretionary effort, and learning and
development remained the same as last year. Overall employee engagement (0.32 vs. 0.33 in 2011) shows a small decrease,
but we achieved a 59% favorable score despite the survey
being run during a period of organizational uncertainty.
This stemmed from the fact that we had announced we would
unveil a new company strategy, but it was not known during
the survey period. The new strategy, as anticipated, was
announced by our CEO after the survey had closed. The
positive progress in some areas of direct management can be
attributed to the success of the various programs launched
last year. Employees would like to see more proximity to the senior executive team and in the area of reward and
recognition. During 2013, we build on these results and
while we continue our efforts on the programs in place, we
also work towards achieving the priorities we set during the year to improve managers' skills, including giving
performance feedback. Celebrating ST's 25th anniversary ST
reached its 25th anniversary in 2012. We could not have
achieved this milestone without the dedication of thousands
of ST employees around the world. We held several
celebratory events throughout the year: o We captured the
richness and diversity of our company in a single montage
displayed at more than 70 ST sites, representing great
moments in our company (see photo). o Sites organized their
own events such as musical performances, special editions of site newsletters and exhibitions.

life.augmented
25 years
Quote
Here are just a few of the quotes from the many "What ST
means to me" employee testimonies we received.
Orio Bellezza
FMT - Front-end Manufacturing & Technology
"It is a company that allows me to develop a lot of skills in terms of interpersonal relationships, dealing with people, managing people..."
Bob Krysiak
Sales & Marketing - Region Americas
"The people, the technology and the passion of the organization"
Manu Khullar
CIS - Company Infrastructure & Services
"ST allows any individual, without discrimination, to excel and find their own path of growth and excellence"
Francesco Giannetto
FMT - Front-end Manufacturing & Technology
"ST always on the crest of the wave"
Ela Mia Cadag
PTM - Packaging & Test Manufacturing
"ST is not just a company, but the home of excellent people"
Giuseppe Castania
IMS - Industrial and Multisegment Sector
"I can touch the future with ST"
Otto Kosgalwies
CIS - Company Infrastructure & Services
"Continuous learning, continuous challenges, continuous contacts with many colleagues around the globe, and for sure last but not least, ST means for me a lot of friends"
Maria Bonaffini
IMS - Industrial and Multisegment Sector
"ST is a big company having as goal to augment the life looking always at multicultural needs"
David Uhlar
FMT - Front-end Manufacturing & Technology
"The technology, innovation, success!"
Pascale Joulaud
PQE - Product Quality Excellence
"ST has new energy around challenges and programs and new direction where we can do our best"
Marco Cassis
Sales & Marketing - Region Japan & Korea
"Very rich in important emotions and very good memories, and a lot of challenges of course"
Nikhil Kulshrestha
IBP - Imaging Bi-CMOS ASIC & Silicon
   Phototonics
"Great set of people working together to make things happen... a company with values I am proud to be a part of"
Performance against objectives
o Annually increase the percentage of employees who
demonstrate the highest level of discretionary effort o
Increase ST employee engagement relative to the benchmark
o Following engagement surveys, action plans to address key
expectations should be defined and communicated in 100% of
organizations o Implementation of action plans should be
done at 50% on an annual basis
Employee Engagement 2012 - Rating by
   pillar (%)
 (P) (G) (B)
Customer focus 11 20 69
Day to day work 12 19 69
Organizational culture 12 22 66
Direct manager 15 22 63
Engagement Index (all) 16 25 59
Learning and development 17 25 58
Senior executive team 17 32 51
Rewards & recognition 40 23 37
KEY: (P) PINK= UNFAVORABLE, (G) GREEN= NEUTRAL (B) BLUE=
FAVORABLE More performance indicators are available on pages
67 to 70

OUR PEOPLE

Employee Safety



ST is committed to ensuring the health, safety and well-being of its employees, including achievement of work-life balance, safe working conditions and the mitigation of risk and danger to employees and subcontractors.

18

Overview of 2012

Governments and corporations continue to strengthen their commitment to ensuring employee safety. New laws have been passed in many countries, EHS information and training campaigns are becoming more accessible, helping to improve both employees and supply chain workers practices and awareness. ST has a long history in this field, and began certifying sites to the OHSAS 18001 safety management standard in 2002. By 2003, all manufacturing sites had been awarded the standard and, with the certification of Loyang, Singapore in 2012, we now have twenty three sites that have achieved OHSAS 18001.
A key element of our safety approach is our dedicated 'loss prevention' program which ensures that major sites have an appropriate level of protection against fire and associated hazards.

A well-established safety record places ST amongst the best-in-class in our industry, showing several years' continual decrease of our Recordable Cases rate (see "Recordable cases rate benchmarks" graph). However, unfortunately in 2012, we experienced one employee fatality at one of our Chinese plants. This fatality, the first ever recorded in ST, occurred whilst heavy equipment was being moved. A thorough root cause analysis was immediately carried out, resulting in the implementation of preventive and corrective actions on all similar sites. We also immediately re-boosted our governance and programs built to strengthen our Safety culture and efficiency. They contain a new matrix of 38 Key Performance Indicators, more field audits, more learning modules fitted to site type or level of management and more communication.
It will be fully deployed in 2013.

Integrating safety culture at all levels

Over the years, safety has become an integral part of our company culture. Our sites continuously innovate to make safety a way of life for everyone, including external contractors working on our sites. While we continually strengthen our safety management robustness, we also promote employee empowerment through regular communication, awareness and training. Indeed in 2012, we totalled an average of 4.8 hours of EHS Training/Awareness per employee.

In 2012, after previously achieving 0.29 for two years running, we were able to reduce our recordable cases rate further to 0.27, beating our target of 0.28. This equated to a 10% decrease in our on-site "domestic" Recordable Cases rate and 8% in our "industrial" Recordable Cases rate.

We are pleased to announce that we maintained all our EHS Management Systems certifications. Within our internal Loss Prevention program, 2 more sites were rated Adequately Protected Risk. While most of ST's safety results are better than targets and improving (Recordable Cases rate, EHS training hours, evacuation practice drill coverage, contractor injury rate, loss prevention achievements…), we know that in the matter of safety relentless attention must be exerted in all situations and roles, at all times.

ST is therefore working to further embed its safety culture overall, strengthening management leadership and deploying company-wide training. A program addressing major risks management and emergency preparedness, and engaging site management and teams, has been strengthened with all scheduled procedures issued. Additional KPIs have been developed to track the efficacy of our approach to improving employee safety.

These will be monitored quarterly across all major sites from 2013. To validate our approach and confirm our efficiency, we carry out corporate audits and follow-up visits on the ground. More than 12 audits were conducted in 2012, bringing the total to 20 in the past two years. This method increases transparency, providing a clearer view of issues and requirements, faster implementation of solutions and the sharing of good practices between sites.

Severity rate (%) / LA7 / Dec.9.3


8
6
4
2
0
5.5
8.34
4.5
7.51
2.6
6.76
3.1
6.42
3.9
6.10
2008
2009
2010
2011
2012
Severity rate
EHS Decalogue Target: -10% per year 2002-2010 and -5% from 2011

Injuries / illness cost and savings (US$m) / LA7


10
8
6
4
2
0
3.4
8.3
4.9
2.9
8.9
6.0
1.66
8.43
6.77
1.8
8.9
7.14
2.7
8.5
5.8
2008
2009
2010
2011
2012
Injuries/illness cost
Results without action
Savings: around 49.5 US$m in 20 years

Our sites take safety in their hands
In last year's report a Calamba employee highlighted that
EHS practices now radiate from the company to people's
homes. In 2012, ST received six sustainability awards in the
Philippines, clearly demonstrating the maturity level
reached by our sites and individuals in this area (see our
Awards page). We now turn to ST Kirkop (Malta), another
major ST site, which can pride itself of no accident in the
last five years thanks to the significant involvement of
Site management, line managers and all teams on site. ST
Kirkop received 1st prize for Health and Safety Best
Practices from the national Occupational Health and Safety
Authority and the European Agency for Safety and Health at
Work. ST Kirkop's range of safety initiatives includes
Emergency Response Team, Health & Safety Champions, EHS
Steering Committee, Employee suggestion scheme, Health &
Safety training and Health Plan and Health & Counseling
clinic. The site has now been selected to represent Malta in the European H&S competition. "EHS weeks" are one of ST good practices. They include safety-related visuals,
presentations and animations for all employees on site, as
well as dedicated training sessions. Five manufacturing
sites, including ST Kirkop together with four sites in Asia
(see photo from EHS week in Longgang) demonstrated their
commitment to safety by organizing this week in 2012. All
sites showed clear success in terms of attendance and
impact.
Quote
Ali Dincmen
Director - Business Development International - BVC - Lead
Auditor ISO9001 / ISO20000 / ISO 27001 "The
STMicroelectronics facilities audited by Bureau Veritas
Certification (BVC) Lead Auditors in 10 countries, namely
China, France, India, Italy, Malta, Malaysia, Morocco, the
Philippines, Singapore and the United Kingdom, were found to be extremely well controlled sites internally and externally
- very impressive all with a clear desire to exceed
standards. This is also reflected in the common level of
commitment seen on all sites and from all those involved,
especially taking into consideration the diverse workforce
across the different countries. Furthermore, there is a
clear effort on all sites to demonstrate commitment in
relation to OHSAS 18001: 2007 systems compliance. We
observed excellent Safety Record Systems on each site during the BVC Audits. The challenge is to maintain this record. As a result, STMicroelectronics is on the right path in
becoming a world class company on Operational Health and
Safety." Performance against objectives
o Continuously reduce work-related injuries and illnesses
rate (recordable case rate) and severity rate by 5% per year
o Ensure that, by 2012, ST employees have an average of four hours of training and awareness per year on Environment,
Health and Safety (EHS)
Recordable Cases rate (%) / LA7 / Dec.
   9.1
0.5
0.4
0.3
0.2
0.1
0
 (B) (G)
2008 0.39 0.49
2009 0.35 0.44
2010 0.29 0.40
2011 0.29 0.38
2012 0.27 0.36
KEY: (B) BLUE= Recordable Cases rate, (G) GREEN= EHS
Decalogue target: -10% per year 2002-2010 and -5% from 2011
More performance indicators are available on pages 67 to 70

OUR PEOPLE
Labor & Human Rights
ST strives to be an employer of choice by fostering a
workplace environment that encourages people to reach their
potential. Ensuring that our employees are treated with
respect and dignity is a fundamental principle of how we
operate and we closely support and monitor our sites and
departments to ensure we meet our responsibilities in this
area. From rules and guidelines to concrete improvements
International standards covering labor and human rights
guide companies to comply with sustainability legislation,
set internal standards and promote improvement. Besides, the attention of media on employees' work and living conditions
in high technology companies and their supply chains has
increased progressively during recent years and has been
prominent in 2012. Amongst our stakeholders, customers are
particularly attentive to our practices and performance.
Indeed several key customers are now deploying large scale
audit programs with specific requirements that extend beyond regulation or legislation. ST, as a signatory of the UN
Global Compact and a full member of the EICC, is committed
to respect its workers' rights and continuously improve
labor conditions in its operations. To drive continuous
improvement and to detect and correct gaps versus our
commitments, we progressively integrate guidelines such as
the UN Guiding Principles on Business and Human Rights, the
OECD Guidelines for Multinational Enterprises and ISO 26000
into our management systems. We also strongly believe that
training and awareness are key elements of effective and
sustainable implementation, which is why we participate in
several collaborative networks (Entreprises pour les Doritos de l'Homme (Companies for Human Rights) and Euromed
Management. Through these collaborations, we develop
learning tools and encourage the sharing of good practice.
Labor and Human Rights are addressed in our Code of Conduct, which define our values and how we conduct business. Our
continuous efforts on this subject of high concern led us to major breakthroughs in 2012 which enabled us to better
evaluate our policies and practices and to share our results more transparently with customers and other external
stakeholders:
o Significant progress was made on the deployment of EICC
risk assessment and audit of our facilities. At the end of
2012, 71.4% of our Back-end sites in Asia had been audited,
showing a satisfying level of conformity. We set up an
efficient corrective action plan process enabling ST to
reduce risks and improve performance. o A Human Resource
Policy was adopted and deployed by all sites, mainly to
describe management responsibilities and provide further
detail of corporate standards. It newly addresses subjects
such as forced labor, working hours and housing conditions.
Controlling working hours to improve employees' working
conditions The audits enabled us to identify weaknesses in
the management of working hours. Thus we reinforced our
monitoring and control by raising awareness to top
management and developing tools to ease sites' overtime
control. Most of our sites now closely monitor their
compliance to a maximum of 60 hours worked per week, as
required by the EICC Code. Some of our sites, ST Muar
(Malaysia) and ST Calamba (the Philippines) for example,
where effective action plans have been deployed, are now
demonstrating a level of compliance close to 100%. Ensuring
employee well-being through dormitories management In 2012,
we formalized and deployed a corporate procedure defining
the housing standards for the building, maintenance and
management of ST workers' dormitory facilities. The
specification is based on stringent requirements from our
customers, on the EICC standard and on best practice within
ST sites. Performance against objectives
o Ensure 100% of ST manufacturing sites update their EICC
Self-Assessment Questionnaire (SAQ) on an annual basis o
Ensure 100% of ST Asian and Back-end sites are audited every two years versus the EICC Code of Conduct and that the other sites are proactively engaged in the EICC approach
o Ensure that all ST organizations have a continuous
improvement plan versus ST's Human Resources Policy to
reinforce their management of social issues

It covers all aspects related to dormitory location,
structure and ownership, and sets requirements on living
conditions and facilities; health, safety, security and
maintenance. It includes the management of dormitory
suppliers and providers and enables us to raise the minimum
standards for dormitories and also provide pleasant living
places for our employees. Four of our manufacturing sites
provide accommodation for ST workers: Ang Mo Kio
(Singapore), Muar (Malaysia), Longgang (China) and Shenzhen
(China). To assess the conformity of each site versus
specification requirements, a detailed gap analysis was
performed. Some non-conformances were identified and
thorough corrective action plans deployed through strong
collaboration between sites and corporate organizations.
Several best practices have been identified and reinforced.
By the end of 2012 we had closed more than 50% of our major
gaps. Management reviews are now conducted regularly with
the dormitory and service providers to ensure that
contractual management responsibilities, monitoring and
reporting requirements are met. Communication has also been
improved to raise employees' awareness of their rights.
Quote
JABIL
Erich Hoch
Senior Vice President, Chief Supply
   Chain Officer - Jabil
"Our commitment to ethical principles and EICC standards are embedded (factored) into every single sourcing decision we make at
Jabil.  And, we drive our supply chain to the same standards we expect of ourselves.  Like ST, Jabil believes in providing all employees a safe and respectful working environment.  We are continually working to improve our employee experience, from creating dormitory standards and instituting new safety controls to providing educational and training opportunities.
Building a sustainable supply chain, like all social
responsibility challenges, is an on-going process that
requires trusted partners like ST who demonstrate their
leadership in Social and Environmental Responsibility."
Focus on dormitories for two sites In deploying and
implementing the new specification, our objective was to
raise the minimum standards of living conditions in
dormitories. Concrete improvements were triggered in
addition to the gap assessments and related corrective
action plans. Main focus points for two sites:
o ST Ang Mo Kio: Cleanliness and equipment; more robust
integrated alarm system and fire-extinguishers; fire drills;
short transportation time to work (20-30 min); quarterly
meetings with service providers. The conditions are included in work contracts and documentation is widely posted in each unit in English or bi-lingual version (Chinese). o ST
Shenzhen: the newly built dormitory enabled to group several previous dormitories into one location, simplifying the
monitoring of quality and services, and related quarterly
reporting; potable water tests are implemented on a regular
basis; communication has been improved.
While ST raised the bar for living conditions in
dormitories, the challenge now is to ensure that
improvements are durable. This is key to ensuring high level living conditions. Respecting local specificities is one of
ST's commitments in terms of employee labor and human
rights. EICC Audit Program results scope: 5 sites over
2011-2012 Major findings Working hours 6
Occupational Injury and illness 4
Wages and benefits 2
Emergency preparedness 2
Freely chosen employment 1
Supplier responsibility 1
Child Labor Avoidance 1
Non-discrimination 1
Hazardous substances 1
Machine safeguarding 1
Occupational safety 1
Protection of Identity 1
Fair Business, Advertising and
   Competition 0
Food, sanitation and housing 0
Corrective action process 0
Responsibility and accountability 0
Legal and customer requirements 0
Air Emissions 0
Business Integrity 0
Freedom of Association 0
Total 22
More performance indicators are available on pages 67 to 70

OUR PEOPLE

Global Diversity & Equal Opportunities

ST remains committed to ensuring equal opportunities and appropriate representation of gender, age, race, disability and nationality at all levels of the organization.

Our main improvement axes

ST's strategy for equal opportunities, with a specific focus on gender equality, was defined in 2006, taking a soft approach. Nowadays, we run formal equal opportunities programs. Ensuring equal opportunities for disabled employees is another important aspect of our strategy, as well as ensuring continuous development of our senior employees. ST has made steady progress in these areas but we know there is still room for improvement.

22

Preparing the ST women's network

Women in business is a hot topic within the corporate world. During Q4 2012, an enthusiastic steering committee of 37 women from ST locations around the world, participated to a series of working groups to prepare the launch of the "ST women's network". The initiative came about as a result of the commitment made by ST's top management to increase the number of women leaders in the company. The key steps of the project involved:

- Sending an email to all women in the company asking them for their opinion and advice on the initiative, for example on what they would like, what the network should do and their expectations. We were delighted to learn that 90% of women were interested in a women's network creation.
- Establishing a steering committee of 37 women who addressed 5 work streams (benchmark, governance, structure, communications and career), meeting once a month from September, increasing to once every two weeks from December.
- Choosing Woman's Day 2013 to launch the network and preparing a series of associated events such as internal conferences on several sites and news items on intranet.
- Providing a team workspace for the network to publish and share information, and start forum discussions, opened to all intranet visitors.

We believe we are building strong foundations for gender equal opportunities at ST bycreating and promoting a favorable working environment and culture for women in the company.

Supporting female students

Looking ahead, we are aiming to promote more technical jobs to female students to ensure more employment equality. In France, a national initiative, "Capital filles", was launched in 2010 between the educational institutions and corporations. It is an innovative program that aims to encourage girls in sensitive urban and rural areas to continue their studies through apprenticeship. ST promoted this tutorship project with volunteer "godmothers" from several ST French sites. Each ST godmother coaches and supports a girl in her last school year to help her map out her career, fight against family's stereotypes and support her motivation for higher studies.

Promoting diversity in France

In France, our efforts to promote diversity have been consistent over the years, providing employees with opportunities to access employment and maintain their roles within the company by adapting working conditions where necessary. By remaining open minded and regularly raising employee awareness through newsletters and other forms of communication we enable to scale up innovative initiatives to achieve progress and results at a faster pace.

People with disabilities often do not have the same access to education as the rest of the population. To increase their employability, we provide them with additional training prior to them joining ST to ensure their knowledge and the competencies match the job requirements. As part of the integration of people with disabilities, we also give subcontracting activities to sheltered workshops. A company providing administrative services has been identified whose employees will be trained to note taking for punctual formal meetings, such as assemblies. This is an innovative initiative.

The 'disability agreement' has resulted in the recruitment of more than 130 disabled employees between 2010 and 2012 through specific training

WOMEN IN MANAGEMENT (%) / LA13	2008	2009	2010	2011*	2012
Women in experienced management (JG15 and above)	-	-	-	13.77	13.77
Women in senior management (JG17 and above)	8.02	8.9	9.91	9.56	9.79
Women in executive management (JG19 and above)	6.78	7.6	9.71	9.80	8.78
Women in the Supervisory Board	-	-	-	-	1

(*) figures changed following data review

programs, professional insertion contracts, internships and
recruitment with standard contract.  In 2006, 1.2% of people in our French workforce had a disability, this figure increased to 3%
before the signature of the national agreement and has now reached
3.78%.  The renewal of the agreement in March 2013 will enable us to maintain our dynamic approach.
Quote
life.augmented
Virgina Melba
A.Cuyahon
General Manager - ST Calamba,
The Philippines
"Equal gender career opportunities in big corporations have given women increased flexibility and broader perspective when it comes to decision and policy making.  I pursued a career in engineering and worked my way up in manufacturing.  The companies I have worked for in the past and today, ST Calamba, are open to talents and capabilities regardless of gender.  More and more HR programs are focused on talent and potential development and are offered to deserving employees.  ST wants to increase the percentage of women at executive level.  Women should take this opportunity to
experience diverse and interesting careers."
Achievements of the "Equal Opportunities
   committee" in Italy
In Italy global diversity and equal opportunities are
managed through the Equal Opportunities committee, which has implemented some very practical and concrete initiatives,
some of which are described below:
o "Fiocco in Azienda" is a project set up to provide
coaching to mothers and help them peacefully face all
changes related to motherhood as well as recognize the
symptoms of post natal depression. o Specific agreements
have been signed with Provinces to ensure the recruitment of disabled employees, involving several temporary agencies. At the end of 2012 the total number of disabled employees
working in ST Italy reached 120. In Agrate, 7 disabled
employees were hired in Staff functions and Manufacturing
areas, in line with the Province's agreement. Their needs
were assessed and they were provided with any necessary
equipment to help make their working lives more comfortable.
o An agreement was signed with an external nursery, to
reduce the high cost of child care by offering 10-15%
discount on fees. o Other positive actions put in place
through labor unions included offering part-time roles for
production employees and improving paternity leave.
Employees can request to go part time by completing a simple form, then submitted to HR and management; ST's paternity
benefits go beyond legal requirements. Indeed Italian
paternity law pays 30% of salary whilst ST offers 50%, if
the father asks for a 3 months or more leave.
Performance against objectives
o Ensure gender equality at higher level of job grade by
increasing the women to men ratio by 4% for Job Grades 15
and 16 o Ensure that all sites have a seniority plan to
maintain employability in the second part of people's
careers
o Ensure that all ST sites have disability plans to keep
increasing the percentage of disabled employees in ST o
Ensure that hiring ratio of women to men is equivalent to
the gender ratio of graduated students in partner schools
and universities
o Increase the proportion of women in leadership positions
worldwide from 9.8% to 15% by 2015 Disabled employees / LA13
2008 2009 2010 2011 2012 Disabled people employed as % of
total workforce 0.89 0.95 1.01 1.05 1.28
Budget spent on disability programs (US$k) - 3,489 2,321 3,567 3,597
Gender split by category (%) / LA13
70
60
50
40
30
20
10
0
 (Gender ?) (Gender ?)
 (B) (P) (G) (?) (B) (P) (G) (?)
2009 7.81 4.53 26.11 38.45 29.45 15.49 16.62 61.56
2010 7.82 4.45 25.90 38.17 28.83 15.49 17.51 61.83
2011 8.66 4.73 23.00 36.38 31.44 16.51 15.67 63.62
2012 8.75 4.65 21.90 35.30 32.56 15.95 16.39 64.70
KEY:  (G) GREEN= Operators, (P) PINK= Non exempts, (B) BLUE= Exempts
More performance indicators are available on pages 67 to 70

OUR PEOPLE
Employee Health & Well-being
We are committed to ensuring the well-being of our employees both during, and outside of work, through promoting a
work-life balance, high quality working conditions and
access to healthcare. ST's approach is continuous
improvement and we also propose a range of personal services at ST locations. Combining corporate programs and local
initiatives We develop health and well-being programs
centrally to ensure all of our employees are provided with
the same level of care and benefits. However, we recognize
local programs are often better equipped to identify local
health care requirements. We therefore continue to promote
local initiatives and have begun to share best practices
through ST's Sustainable Excellence Coordinators network,
encouraging global deployment. At corporate level
The Health Plan launched by our CEO, Carlo Bozotti, to
ensure all employees receive the same level of medical care
wherever they are based in the world, has again reached its
target. We offer a wide range of medical services to
employees from general medical examinations to tests
relevant to specific roles, such as blood analyses, bio
monitoring, X rays, screening, immunization, etc. After two
peak years, the total number of services we offer our
employees remains high: our employees have made 71,000
visits to our medical services. In parallel, we launched a
campaign to equip all ST sites with a defibrillator. Now,
98% of our population is covered. At site level
We believe that tackling health and well-being issues on
many different fronts is also the best way to increase
performance. Our sites offer multiple services and support
to employees on all kinds of health, hygiene, comfort at
work and home life related issues. Here are some examples:
In Italy: "Work-related stress", a project in collaboration
with Universita di Milano involving interviews with a
significant sample of more than 500 employees to conduct in
depth analyzes of stress at work.
o Healthy diet campaign involving the support of canteen
suppliers. o Specific counseling to help managers deal with
employees with emotional difficulties. o Various campaigns
in collaboration with external health authorities about
smoking, osteoporosis risk; physical exercise, prevention of breast cancer and large-scale flu vaccinations. o Medical
fund for all employees (a labor union agreement).
o Subsidized company and public transportation for
employees. o Facilities for cyclists, such as changing rooms and showers.
In France: in addition to medical visits, the "Stresslab", a tool mentioned in our 2011 report, that measures the
employees' exposure to psychological risks, has enabled us
to go one step further in reducing stress related issues.
When cases of stress are identified, the doctor immediately
prescribes corrective measures to support the employee. Now, in addition to stress management, we are also focusing on
prevention. Our approach consolidates and maps individual
results and risks associated with specific categories
including socioprofessional, seniority or work area, so that we can identify and implement preventive actions. In India:
World Health & Safety Day: We dedicated a full day in April
to common health concerns. Talks were given on spine,
headaches, ergonomics and physiotherapists then assessed
employees at their workstations, advising them on correct
seating postures and exercises. Performance against
objectives
o Ensure 100% of employees have benefited from the health
plan by the end of 2013 o Expand and promote the well-being
services offered to employees at ST sites to facilitate
day-to-day life
o Promote employees' health and well-being through local
initiatives and campaigns on the following aspects: sport
practices, tobacco, overweight & obesity, blood pressure,
cholesterol

- STart for your Heart: We organized a run to mark World Heart Day, with the aim of bringing everybody together, promoting fitness, having fun and recognizing the importance of having a healthy heart. 200+ employees participated. Awareness was built around "Matters of the Heart" through banners, posters and bookmarks. Discounted health coupons were also given out.
- Quit smoking: We held a one-day session for 23 employees addicted to smoking. Following the event four employees completely quit and seven significantly reduced their intake.
- Well Woman Program: We organized for a health specialist to give a talk on breast cancer and provided hand-outs about symptoms and preventive measures.
- Sports: We regularly run a wide range of sporting tournaments such as volleyball, soccer, cricket and bowling.
- Employee Assistance Program: The '1to1help.net' agency has been set up to give free counseling services to employees via email, telephone or face to face on any professional or personal issues.
- Art: TULIKA, ST India's art group was launched to show case the creativity of our employees. Artwork is displayed in a gallery at our Greater Noida site.

Additional benefits of improving employee well-being

In Italy, an initiative to increase well-being, started in 2011 as a trial and has now been deployed across all our Italian sites, resulting in very positive feedback from employees and managers. 150 people participating in the "Mobile Work" project have been given the necessary equipment to enable them to work from home via a remote connection, saving them travels and commuting time. We have also found that work and management quality has improved as a result of having better defined tasks and thus better focused employees.

Many ST initiatives are also interconnected with other sustainability priorities such as Employee Safety, Labor & Human Rights or Local Sustainability & Impacts. Whilst safety is our highest priority, next comes well-being, and in our approach on better conditions of living for our employees, better management and quality of dormitories is a clear step forward for our employees concerned. And also, even if not yet measurable, we have first signs that favoring a healthy way of life for our employees also starts to positively impact on their families whose awareness is increased.

Health Plan - Medical examinations

EXAM TYPE	2008	2009	2010*	2011	2012
Medical Examinations	36,022	50,295	69,180	70,480	60,216
Check up with a physician	14,057	20,687	32,472	35,689	34,604
Blood analyses (including biomonitoring tests**)	9,287	12,287	17,344	15,954	11,986
Chest X rays	3,788	7,205	9,763	8,881	5,624
Colorectal cancer immuocult test	754	851	523	966	310
Electrocardiograms	5,019	5,257	5,728	5,497	4,682
Mammography	1,160	1,138	1,080	1,094	1,026
Pap smear tests	1,487	2,084	1,691	1,586	1,572
Prostate cancer screening	470	786	579	813	412
Screening test	9,028	11,923	10,958	13,097	8,837
Immunization	3,121	4,347	3,505	3,019	2,234
Total services provided	48,171	66,565	83,643	86,596	71,287

(*) 2010 results slightly modified in 2011 after adjustments communicated by some sites.
(**) These tests are dedicated to employees working in manufacturing areas (and especially on some specific maintenance operations).



Quote

life.augmented

Amit Rathee

Manager, Software Competence Center - ICT group - Greater Noida (India)

"As an employee working at Greater Noida (India), I really appreciate the employee health and well-being programs being run by the Human Resources department on our site. In my opinion a healthy employee is always more productive and efficient. Having personally attended programs like 'Complete health checkup', 'Employee Assistance Program', 'sports' and many other such programs, I sincerely want to thank and congratulate ST as an organization. Our HR team has really proved time and time again, that people are assets and that at ST life is really 'AUGMENTED'."

25

More performance indicators are available on pages 67 to 70

Our Products
Key figures for 2012
82% of products in kunits are ECOPACK(r)2
100% of ST Tantalum suppliers use conflict-free smelters
ST has reached the objective of on-time delivery to
committed date 100% of involved suppliers and subcontractors have completed the EICC-GeSI Due Diligence Survey on
Conflict-free Minerals

OUR PRODUCTS
Customer Satisfaction
ST is committed to ensuring its products meet customer
expectations in all respects, all along the product life
cycle, from conception to delivery and post-sales, including service and appropriate management of quality. ST's approach to customer satisfaction Since its inception commitment to
customer satisfaction has been one of ST's core company
values. This culture evolved from our early Total Quality
and Environment Management programs and now forms a
foundational pillar of our Sustainable Excellence strategy.
Listening to our customers, fulfilling their needs and
expectations and building strong partnership with them helps both ST and our clients maintain competitiveness and jointly explore new business opportunities. We define our approach
to customer satisfaction using the following five areas of
excellence: o Innovation and R&D
o Business Excellence
o Supply Chain
o Quality
o Sustainability
ST quality strategy & roadmap
Our quality strategy sets the directions for reaching our
goal and is elaborated around seven fundamental pillars:
customers, change management, product and technology
development, manufacturing and supply chain, people,
business processes, tools and indicators and economical
value. Our approach also includes the development of state
of- the-art programs and processes for improving quality,
combining innovative approaches and continuous improvement.
It is supported by a detailed roadmap for strategy execution with clear ownership, timelines and resources for achieving
targets. The certification of an Automotive microcontroller
to the ISO 26262 Functional Safety standard by the EXIDA
certification body is one example of our commitment to
provide our customers with high quality products. Lives
depend on microcontrollers when they are used in automotive
and other safety applications. Where safety measures like
software countermeasures or failure alerts exist, both in
automobiles and at systems level, product analysis and
validation are necessary to ensure functional safety. The
ISO 26262 Functional Safety standard guarantees to our
customers that safety features will work reliably throughout the product's entire life time. By achieving this
certification ST demonstrates its ability to create safe and reliable products as measured against the most rigorous of
safety standards. It is vital for the future of our company
that we are able to produce technology that both meets
safety standards and contributes towards making lives safer.
Customers' sustainability demands
We are continually providing our customers with information
regarding our Sustainability management systems, activities
and performance. In 2012 we received more than 700
Sustainability customers' demands at corporate level. 72%
were concerning our approach to Environment Health and
Safety aspects and 28% concerning Social and Ethics. These
customer demands can be very diverse, from questions linked
to our practices and products, general sustainability
surveys, signature of Code of Conduct to specifications and
letters to review and approve or audit requests.
Supply Chain governance
2012 has been a year of focus on Supply Chain governance.  In May
2012, Alberto Della Chiesa was appointed Group Vice President of the Company Supply Chain Management reporting to Otto Kosgalwies,
Executive Vice President, Member of the Corporate Strategic
Committee, Company Infrastructures and Services (CIS).
In the same year we reinforced the Supply Chain Governance
where all organizations pertaining to the supply chain are
represented. The following priorities were agreed:
o Forecasting & Demand Management: optimizing forecasts,
processes, KPIs and tools o Fragmentation: reinforcing links between all organizations along production flows and
capacity and assets management
o Inventory Model & Asset utilization: reviewing and
aligning inventory policy to customers' portfolios and
market needs o Planning processes: continuing to shorten and simplify processes to increase their effectiveness
o Organization & People: optimizing the organization and
flow to become agile and fast We also implemented common key performance indicators (KPI) throughout the entire supply
chain covering: o Customer satisfaction with Just In Time
Requested Date and Committed Date

Demand Management with Forecast accuracy
   measurements
o Asset utilization and responsiveness trough cycle time and manufacturing flexibility KPI's We focus on simplifying
processes through our Speed and Agility Initiative with the
aim of maintaining our supply chain competitiveness and
responding to the Time To Volumes requirement of the
semiconductor industry. Quote life.augmented Fabio
Gualandris Executive Vice President for Product Quality
Excellence - ST Geneva (Switzerland) "Quality is a priority
throughout ST. We work hard every day to meet and exceed
customer expectations. Our goal is to provide our customers
competitive solutions that are the best, safest and most
reliable in the industry." How does ST evaluate its customer performance?
ST has formalized a process to manage external and internal
feedbacks in order to continuously improve its performance
and consequently customer satisfaction and loyalty. Every ST employee is involved in this process:
Internal feedback: Satisfaction index
ST has defined and monitors a set of internal indicators which provide an accurate and factual measurement of customer
satisfaction.  These indicators represent our customers' major areas of interest, for example, number of customer complaints, failure analysis cycle time, percentage of customer returns and just-in-time figures.
External customer feedback:
Customer scorecard
It is the duty of each ST account manager to: o Collect the
feedback of his customers following the rating system in
place at the customer if any (Customer score card,
frequency, form, ... ) or ST system otherwise o Identify
positive points and major area of improvements o Cascade
feedback to the relevant stakeholders in the Company o
Determine and agree with the customer milestones to reach
scores, targets and relevant improvement actions o Monitor
improvement action plans until targets are reached.
All score cards are normalized according to the five areas
of excellence and periodically reported to ST's executive
management of the Company.
External market feedback: Customer
   Perception Survey
In addition to the feedback methods mentioned above, every
two years ST also performs a "Customer Perception Survey" to assess and benchmark its overall performance as perceived by geographical markets and industry domains as well as to
identify the new market trends. The survey is also
structured around our five areas of excellence. We analyze
the survey results in detail and implement appropriate
improvement actions. Performance against objectives
o Just in Time on Committed Date at 90%
o Just in Time on Requested Date at 65%
o Reduce customer complaints per million units by 5% by Q4
2012 compared with a 2011 baseline On time delivery to
customer request Baseline 100 in December 31, 2007 Delivery
date in line with customer request
140
130
120
110
100
90
80
70
2007 2008 2009 2010 2011 2012
On time delivery to ST commitment Baseline 100 in December 31, 2007
Delivery date in line with ST commitment
110
105
100
95
90
85
2007 2008 2009 2010 2011 2012
More performance indicators are available on pages 67 to 70

OUR PRODUCTS

Innovation Management



Innovation Management at ST is a three-part process which involves; creating an environment that fosters the generation of ideas; ensuring company-wide implementation of our technology and product development processes, sanctioned by formal maturity steps, rigorously managing the various phases of product development.

30

In 2012, despite a challenging business environment, we have continued with our implementation plans and have undergone major internal restructuring within certain businesses. Below are some examples that illustrate our journey towards excellence in Innovation Management.

New Ventures entity will invest in innovation

ST has created its own investment fund to promote innovation in selected start-up companies that are working in new technologies that are relevant to ST's business while not necessarily at its core today e.g. health, cleantech and smart infrastructures. In addition to financial returns, this initiative also provides ST with valuable insight into emerging technologies, products and services.

Partnerships are critical to innovation

In July 2012, ST and the Harbin Institute of Technology (HIT), one of China's most renowned national universities, announced the opening of a joint laboratory to encourage innovation in electronics. Its aim is to support the study, research and development of innovative and emerging electronics applications e.g. medical, power management and multimedia convergence.
ST contributes various products, including samples and technical documentation, as well as training to educate students in the design and development of innovative electronics projects. HIT provides general-purpose facilities and management of the joint laboratory. During the early stages of this partnership, the joint lab will focus on smart-sensor applications. ST has donated its advanced iNEMO®1 development tools supported by a software platform.

The integration of multiple sensors with processing capabilities and dedicated software in a single device is a significant leap forward in functionality and performance for a wide variety of applications, including Gaming, Human Machine Interface, Robotics, Portable Navigation Devices, and Patient Monitoring.

For more information on Partnerships in R&D and Education, see pages 60-61

Standardizing electronics: a key ingredient to open innovation

ST was awarded the Corporate Award 2012 by the Institute of Electrical and Electronics Engineers Standards Association for its contribution to the development and progress of electronic and electric standards. ST takes an active role in many standardization initiatives at several electronics industry associations as part of ST's active participation in technology/IP eco-systems. Participating in these initiatives is a fundamental pre-requisite to being able to leverage open innovation and collaborative R&D in our industry.

ST PATENTS FILED	2008	2009	2010	2011	2012
Total	485	589	739	602	516

INNOVATION ACTIVITY (INCL. ST-ERICSSON)***	2010	2011****	2012
Median age of immature projects (months)	17	15	17
% of immature projects* younger than 1 year (value)	29	42	29
% of projects* maturing within year (value)	29	35	29
% of Open Innovation** in R&D (value)	20	21	18

(*) immature project: product development project, defined in accordance with IFRS criteria, measured in asset value, not yet at Maturity 30 at the end of the year
(**) open innovation: aggregate spending towards external R&D technology licensing partners, in % of total R&D + licensing spending
(***) In July 2012, part of the development activities of ST-Ericsson was transferred to ST. In December 2012, ST announced its intention to exit from ST-Ericsson. As a consequence, some R&D projects were terminated, or substantially modified in scope. Multiple write-offs and write-downs were recorded in our books, materially impacting the performance metrics for 2012 for the aggregate ST consolidated perimeter
(****) 2011 figures changed following data review.

Focus on technological innovation breakthroughs in 2012
FD-SOI: shaking up the industry with innovative
semiconductor technology Moore's Law-the observation that
the number of transistors on a chip doubles about every two
years-has driven the semiconductor industry over the past 50 years to shrink the size of the transistors, which are
essentially miniature on/off switches. The increase in the
number of transistors in a product as a result of their size reductions have given consumers a plethora of new and more
exciting features at a lower-cost. In parallel, these new
features are able to operate at speed allowing phones for
example to respond to commands, by keypad, touchpad, and now voice. As transistors shrink to nano-scale dimensions, where approximately 450 transistors can fit within the diameter of a human hair, physics is challenging the traditional
highspeed and low-power advantages of planar CMOS
(Complementary Metal Oxide Semiconductor) technology,
manufactured on bulk silicon wafers. FD-SOI (Fully Depleted
Silicon on Insulator) technology is a major breakthrough in
the pursuit of electronic circuit miniaturization. It
enables production of highly energy-efficient devices with
the dynamic body-bias allowing instant switch to high
performance mode when needed and a return to a
very-low-leakage state for the rest of the time. FD-SOI can
operate well at low voltage with superior energy efficiency
versus traditional CMOS (on bulk substrate). In 2012, ST
successfully prototyped commercial products designed in 28nm
FD-SOI technology, finally demonstrating to the market the
full potential of this technology, which was conceived over
a decade ago by ST research fellows. New technology and
product on Galvanic Isolation As a result of a successful
Companywide program involving teams from business units and
central departments, ST has been able to develop and launch
cutting-edge Industrial Drives and Automotive IGBT
(Insulated-Gate Bipolar Transistor) Drivers. The
manufacturing technology and the level of feature
integration achieved by the IGBT Drivers are unique in the
market. The breakthrough comes from a high voltage galvanic
isolation which, thanks to the embedded digital interface,
allows the microcontroller to directly control the power
stage of the application while monitoring any faults with
the digital diagnosis. The integration of important safety,
protection and diagnosis features makes the system more
compact, more reliable, and less costly than other
solutions. Once fully tested in December 2013, this
technology should benefit multiple markets such as
Industrial, Power conversion, Automotive and Home / Consumer segments. Performance against objectives
o Increase creativity: Number of patents for fundamental
innovations filed per year o Increase efficiency of product
o Increase R&D partnerships: % of R&D spending incurred via
partnerships or external IP sourcing Quote life.augumented
Philippe Magarshack
Executive Vice-President and head of Design Enablement and
Services - ST Crolles (France) "IP Sourcing: a key stepping
stone towards open innovation. Until recently, most
semiconductor companies were vertically
integrated-designing, fabricating, packaging and testing
their own chips using internally developed software design
tools, manufacturing processes and equipment. This is no
longer the case: as the cost and skills required for
designing and manufacturing complex semiconductors
increased, the semiconductor industry diversified and
specialized along its value chain. The ultimate phase in
this trend relates to so-called "design IPs", or blocks of
circuitry implementing well-defined functions e.g.
connectivity, processing, graphics rendering or video
compression. A modern chip contains hundreds of such blocks, making their design no longer practical for a single company at reasonable cost and risk. Sourcing those blocks via
collaboration therefore becomes a basic necessity for
successful chip design. It is an ongoing process that relies on an increasingly open innovation model with our partners
and suppliers: ST benefits from the dedicated skill set and
the larger R&D investments that a broad market reach allows;
they benefit in return from early debug and performance
tuning provided to our selected partners by ST. In December
2012, ST organized a very successful "Happy IP Days" event
where hundreds of ST engineers were exposed to, and could
interact with, the latest innovations from our partners on
site." More performance indicators are available on pages 67 to 70

OUR PRODUCTS
Product Stewardship
ST is committed to reducing the impact of its products on
the environment, continually improving their performance to
enhance the quality of life of end-users. We developed our
Product Stewardship framework to gain a deeper understanding of the societal and environmental impact of our products in
order to continuously enrich our product portfolio,
exploring new and innovative sustainable solutions. ST
product stewardship approach
Since the development of its environmental strategy in the
early 1990s, ST has been fully committed to reducing any
negative effects of its activities and its products on
people and the planet as a whole. ST's Product Stewardship
program brings our approaches under a single framework to
reduce the impact of our products on the environment and
improve the quality of life of the end-user. The materiality exercise we conducted in 2010, identified the key topics
relating to product stewardship, including eco-design,
responsible products and communication. Further on, we
refined our approach and developed an integrated product
stewardship program comprising three main components:
Product Compliance Complying with applicable legislation and our customers' requirements regarding EHS and the social and ethical impacts of our products is the cornerstone of our
program. ST endeavors to anticipate regulation by working
with customers and other stakeholders to find common
solutions to sustainability challenges. Eco-design ST
launched its eco-design program in 2009 with the objective
of eco-designing 100% of new products by 2015. Our approach
takes into account the life-cycle of our devices by
evaluating the results of environmental impacts assessments, seeking greener options during product design. STAR
responsible products In 2011, ST launched a taskforce to
enable the tracking and effective communication of products
that have a contribution to sustainability. Expected
benefits Our product stewardship program provides
quantitative and qualitative data about the sustainable
value and benefits of our products. We expect to continue to grow revenue and market share on the back of innovation. In
2012 ST's responsible products generated around US$ 408m. ST provides detailed product information relating to compliance with legislation, reduction of environmental footprint,
energy-saving and social characteristics. Quote
life.augmented Arnel Villaroman Package development senior
manager, Corporate Packaging & Automation, ST Calamba (The
Philippines) "The rules of the game to be successful in
business slowly emerge in favor of resource and energy
efficient products and services. At ST Calamba, we want to
be a leader in creating sustainable products that address
the needs of our customers, by proposing eco-friendly
semiconductor solutions. In 2012, we achieved to manufacture only ECOPACK(r) products without the use of any RoHS
exemptions. The constant challenges to overcome are to
always anticipate markets requirements, and to find the
right solutions to meet the business needs with our product
stewardship principles." STAR Responsible Products Rating of the level of innovation of ST devices in key social and
environmental categories: e.g. health & fitness, safety &
security, energy-saving. Eco-design Internal project to
measure and reduce the environmental footprint of new
products across the life cycle: e.g. CO2 emisssions, water.
Product Compliance Baseline set to ensure compliance with
legislation and align with requirements of our stakeholders.
It includes a number of individual programs (ECOPACK(r),
Material Declaration, Conflict-free Minerals, HSPM).

Product Stewardship

Product Compliance

Complying with applicable legislation and our customers' requirements regarding EHS and the social and ethical impacts of our products is a fundamental component of our sustainability program. ST annually reviews its banned, exempted and declarable substances against applicable regulations and agreed customer requirements, and deploys it along our supply-chain. Internally, ST has developed strategic programs to ensure we remain compliant:

ECOPACK®

The voluntary ECOPACK® program started in 2000 to remove polluting and hazardous substances from our products. We meet all applicable requirements such as REACH and RoHS, developing solutions that eliminate RoHS chemical compounds from our manufacturing lines and products.
In 2012, we went a step further to remove halogens, enabling us to reach the ECOPACK®3 level.

- **ECOPACK®1:** Compliant with the Restriction of Hazardous Substances (RoHS) directive and 'lead free'[1]
- **ECOPACK®2:** ECOPACK®1 + free of brominated, chlorinated and antimony-oxide flame retardants
- **ECOPACK®3:** ECOPACK®2 + free of halogens with no RoHS exemptions

In 2012, ST began a packing materials review against ECOPACK® levels, setting a future target to ensure packing compatibility with ST ECOPACK®2 grade definition.

Material Declarations

To provide our customers with the detailed material composition of our devices, ST has a material declarations program in place to disclose the full chemical identity of any product launched since 2006. We use the IPC 1752 standard to report declarable substances and material groups.

As a member of the IPC[2] working group, ST is at the forefront of standards deployment. In 2012, ST adopted the newer and stricter version of the IPC 1752-A standard. Anticipating an evolution, ST started to disclose the full product material chemical composition of its devices in 2008[3]. To achieve this, a new Material Declaration format definition was adopted, in-house IT tools developed, and our quality management system database was upgraded. ST has aligned its quality and marketing systems with the demands of the new standard and customers can access our latest product information on the ST website[4].

Hazardous Substances Process Management (HSPM)

To strengthen our hazardous substances management with a focus on product, ST has decided to align its processes with the IECQ[5] QC 080000 Hazardous Substances Process Management System Requirements (HSPM) standard.

A working group, co-sponsored by our Corporate Sustainable Development and Corporate Product Quality departments, is currently defining the steps and actions necessary to progressively align ST's management systems to the HSPM requirements. We aim to ensure that our processes and management systems, from product design and development through to engineering, purchasing, manufacturing, warehousing and dispatch, will be compliant, robust and effective with regard to hazardous substances in products.

Conflict-free minerals

Since 2007, ST has been complying with legislation and customer requirements to prevent the use of illegal and unethically sourced minerals from conflict areas. This topic is discussed in more detail in the Conflict-free minerals section on pages 36-37.

Performance against objectives

- ✔ ECOPACK®2:
  - 90% of new packages implemented in ECOPACK®2 by the end of 2012
  - 80% of products in ECOPACK®2 by the end of 2012
- ✔ Start tracking products eligible for ECOPACK®3 (halogen-free and no RoHS exemption) in 2012
- ✔ Start alignment of ST packing materials to ECOPACK® levels 2 and 3 in 2012

1. With adapted reliability for soldering at higher temperature, as some exemptions are necessary mainly for the automotive market with regard to RoHS regulation
2. IPC is an Association Connecting Electronics Industries. Visit www.ipc.org
3. ST adopted the IPC 1752-2 Class 6 standard in 2008
4. Visit ST Materials Declaration webpage http://www.st.com/web/en/support/materials_declaration.html?s_searchtype=keyword
5. IECQ – International Electro-technical Commission Quality Assessment System for Electronic Components

ECOPACK® program	% of ECOPACK® products in k units*			
	2009	2010	2011	2012
Non ECOPACK®	2.4	1.8	1.3	0.8
ECOPACK®1 Compliant with the Restriction of Hazardous Substances (RoHS) directive and 'lead free'**	58.1	43.6	28.7	16.8
ECOPACK®2 ECOPACK®1 + free of brominated and chlorinated flame retardants	39.5	54.7	70.0	82.4

(*) Our ECOPACK® values since 2009 were reviewed in 2011 after a revision of our methodology used to estimate the annual percentage of ECOPACK® products both in value and in volume.
(**) With adapted reliability for soldering at higher temperature, as some exemptions are necessary mainly for the automotive market with regard to RoHS regulation.

More performance indicators are available on pages 67 to 70

33

OUR PRODUCTS
Product Stewardship
Eco-Design
Energy-efficiency and eco-design are now key consumer
requirements for products. ST has included the target in its
EHS Decalogue to eco-design 100% of new products by 2015. ST is committed to design its products by systematically taking into consideration the environmental impacts of the device
during its whole life-cycle (raw materials, transportation,
manufacturing, usage, end of life). ST's approach to
eco-design
To successfully integrate eco-design, ST has adopted a
dynamic and systemic approach based on innovation,
performance and awareness. We are working to integrate this
methodology into our product design and development. To help us reach this objective, our experts have developed a
decisionguiding tool that enables designers to evaluate the
environmental footprint of products in the design phase. It
relies on a complete database of environmental impacts for
each stage, based on the Life Cycle Analyses we have
conducted over recent years. This cross-departmental tool: o
Covers all Front-end sites manufacturing technologies;
o Takes into account for the calculation the most
representative packages of Back-end manufacturing phase; o
Will be implemented on selected products across all ST
Products Groups by the end of 2013.
Life-Cycle Assessment (LCA) methodology
ST has been undertaking complete Life-Cycle Assessments
since 2009 covering some cutting-edge products. These
assessments have resulted in the development of a bespoke
methodology to perform LCAs on assembled devices at the
first stage of eco-design, in accordance with ISO 14040 and
ISO 14044 standards. Due to ST's huge portfolio of products, it is not feasible to carry out complete LCAs on them all,
so ST has developed a screening LCA methodology that enables us to provide a quick calculation of products' carbon (in kg of CO2 equivalent) and water footprint (in m3) of our
products within a shorter time frame1. In order to verify
and review our internal methodology, ST will undergo third
party validation with Quantis in 2013.
1. For more information and products test, visit our website on www.st.com 2. For more information, see
http://ec.europa.eu/environment/eussd/smgp/
Quote
Michele Galatola
Product team leader, Directorate General Environment,
European Commission, Brussels (Belgium) "Since 2003, the
European Commission has supported the consistent and
coherent use of Life Cycle Assessment in European policies;
the most reliable and comprehensive method for calculating
the environmental performance of products, services and
organizations. Life Cycle Assessments help provide clear,
reliable and comparable environmental performance data to
all stakeholders, including supply chain participants. The
Commission's recent adoption of the package "Building the
Single Market for Green Products2" represents a key step
towards improving the way the environmental performance of
products and organizations is measured and communicated."
Life cycle stages
Raw materials
Transport
Use
ST production site
End of line
Environmental indicators
Climate change
Water demand
Freshwater eutrophication
Photochemical oxidant formation
Performance against objectives
o Ensure 100% of ST new products are eco-designed by 2015
through deployment of: o eco-design strategy
o new eco-design tools
o product eco-labeling

Product Stewardship

STAR Responsible Products

Advances in semiconductor technology offer exciting opportunities to address global sustainability issues through innovative products that address a diverse range of social and environmental challenges e.g. ageing population, more affordable and accessible healthcare.

What are 'responsible products'?

For ST, the term 'responsible products' refers to the design, development, sale and marketing of devices that:

- Reduce energy consumption and/or provide new environmental solutions e.g. smart grid, start/stop systems, converters to manage solar cells and wind turbines;
- Provide new social solutions to key societal challenges and improve end-user quality of life e.g. all health-related and fitness products, safety and security applications, environmental and social solutions for developing countries.

ST's STAR Responsible Products

In 2011 we developed the STAR Responsible Products program which aims to identify, track and communicate new ST products that make a contribution to sustainability.
Specifically, this program aims to provide detailed information about products that feature in the target growth areas of ST's strategy.

Investors are increasingly asking us to communicate the percentage of and associated revenues from our products with energy-saving characteristics.
The STAR Responsible Products program enables us to do this and also demonstrate the wider societal value of our portfolio by applying an innovation rating. Split into two main macro-categories; "Social" and "Environmental / Energy saving", ST Responsible Products are awarded 1, 2, or 3 STARS according to their level of innovation. Ratings have a two-year validity and capture the degree of innovation on specific sustainability characteristics. The three levels of innovation are defined as incremental, significant and breakthrough.
For social products the rating is applied based on qualitative evaluation, and for environmental/energy savings products it is based on quantitative assessment.

In 2012, we carried out a data collection exercise to develop a dashboard of all new products launched during the last two years. The dashboard indicates that 196 individual products with 250 STAR ratings have generated approximately 30% of all new product revenue, corresponding to approximately 7% of all ST products.

To ensure we can catalogue ST's Responsible Products portfolio, we are updating our internal STAR rating system and should be soon able to automatically classify our products. We are also focusing on making responsible products an integral part of product development and communication.

Quote



Serge Palmieri

Quality management system and Sustainable Excellence coordinator of Analog, MEMS and Sensors Product Group, ST Grenoble (France)

"To accurately identify responsible product characteristics, all ST Product Groups actively participate in the product stewardship program, providing ST with full visibility on specific market segments, products and application fields. This knowledge drives innovation and is continually being fed back into ST's product development."

Performance against objectives

- ✔ In 2012, track the percentage of 'STAR responsible products' in ST's overall product portfolio and associated revenues (following STAR environmental and social criteria) for the year
- ✔ Prepare a complete communications plan for responsible products in 2012

RESPONSIBLE PRODUCTS CATEGORY AND STAR CLASSIFICATION CRITERIA / EN6 EN26

Social Products	Associated STAR rating	Number of products in 2012	Environmental / Energy Saving Products	Associated STAR rating	Number of products in 2012
• **Health/Medical/Fitness** Embedded in applications dedicated to physical well-being	★ **1 STAR:** incremental changes to a solution already on the market	43	• **Energy saving** of the ST chip itself	★ **1 STAR:** incremental improvement versus previous generation (at least in line with standard market offering)	95
• **Safety/Security:** Contributes to transportation/ car safety or safety in general; or to personal security	★★ **2 STARS:** not just improve an existing solution, add to it in new ways	24	• **Energy saving** of the application thanks to the ST chip	★★ **2 STARS:** significant improvement versus previous generation (above standard market offering)	63
• **Social (general):** Products supporting ageing population, disabilities; to improve quality of life in developing countries etc.	★★★ **3 STARS:** solves a problem for which there is not yet a solution on the market	16	**Environmental (not related to energy saving)** Contributes to resources saving and environmental preservation (water, chemicals, emissions etc.)	★★★ **3 STARS:** dramatic improvement vs previous generation OR providing a solution for energy saving that does not yet exist on the market	9

More performance indicators are available on pages 67 to 70

35

OUR PRODUCTS
Conflict-free
Minerals
ST is committed to complying with legislation and aligning
with customer requirements relating to conflict minerals. We take careful measures to avoid procuring 3TG metals that are directly or indirectly associated with human rights
violations or environmental damage in the Democratic
Republic of Congo and its neighboring countries. ST began to address the conflict minerals issue in 2007 by requiring our tantalum suppliers to confirm they were not sourcing metals
from conflict areas. We now participate in the Electronic
Industry Citizenship Coalition (EICC) and Global
e-Sustainability Initiative (GeSI) programs and require all
our suppliers and subcontractors to provide evidence that
they are not sourcing 3TG metals (Tantalum, Tungsten, Tin
and Gold) through any channels that fund armed groups in the eastern provinces of Democratic Republic of the Congo (DRC)
and surrounding regions. Assurance of conflict-free minerals
ST manages conflict minerals in accordance with the
following legislation and best practices: o Section 1502 of
the US Dodd-Frank Act and its application rules from the US
Securities and Exchange Commission (SEC) o OECD Due
Diligence Guidance for Responsible Supply Chains of Minerals
from conflict-affected and high-risk areas, for more
information, see www.oecd.org/daf/inv/mne/mining.htm o
Working groups within the EICC and GeSI supporting documents and audit trails o ITRI's Tin Supply Chain Initiative
supporting documents and audit trails We have developed a
comprehensive process to provide our customers with evidence to demonstrate that our products only contain conflict-free
minerals: o ST requires suppliers to:
o sign a written commitment annually stating that no metals
used in ST products originate from the identified conflict
zones o have a DRC Conflict-Free Minerals Policy
o conduct a thorough supply chain analysis to identify and
provide ST with the names of smelters and refiners involved
in mineral processing o disclose the country of origin and
the mining location of procured minerals
o implement due diligence to verify suppliers' compliance
with its Conflict Free Mineral Policy o source 3TG metals
from smelters who themselves have been validated as using
DRC Conflict-Free minerals by a third party certified
organization
o A supplier's ability to meet these requirements is then
reviewed, and if any of them are not met we ask the supplier to provide us with evidence that corrective action plans
have been implemented. o Collected information is aggregated and shared with customers when requested.
o Any identified smelters are contacted by both ST and the
supplier to invite them to join the Conflict Free Smelter
(CFS) program. In fact smelters' engagement rate with the
CFS engagement is one of our internal key performance
indicators. If suppliers provide other evidence of being
conflict-free, we conduct a risk assessment to evaluate
whether the information received is sufficient to meet our
requirements. In 2010 the US Congress passed legislation,
the Dodd-Frank Act, which requires manufacturers of
electronics devices to undertake due diligence on their 3TG
supply chains, to publicly disclose their conflict minerals
policy and to enforce conflict-free measures in their
procurement processes. This ruling was adopted by the US
Securities and Exchange Commission in August 2012. Under the
ruling, companies are required to disclose their use of
conflict minerals; Tantalum, Tin, Tungsten or Gold, if those minerals are necessary to the functionality or production of a product manufactured by those companies. Companies are
required to provide this disclosure annually to the SEC.
Performance against objectives Define and deploy systems and processes to provide trustworthy evidence that our products
are conflict-free. In 2012, we will:
o Maintain EICC-GeSI Due Diligence Tool update for 100% of
our material suppliers, Front-end and Back-end
subcontractors o Engage all the smelters identified in our
supply chain to join the EICC-GeSI Conflict-Free Smelter
Program incurred via partnerships or external IP sourcing

ST has been working on conflict minerals mapping and
disclosure since 2007. In 2012, we concentrated our efforts
on mapping smelters within our supply chain. This exercise
was undertaken using the Due Diligence tool developed by the
EICC GeSI Extractive Working Group. Smelters were also
invited to join the EICC's Conflict Smelter Program.
Starting in 2014, ST will publish an annual conflict
minerals report, in line with SEC requirements. We review
each mineral (Tantalum, Tin, Tungsten or Gold) individually
due to the varying levels of complexity found within each
mineral supply chain. For Tantalum, for example, we have
been able to certify 100% of smelters through the Conflict-
Free Smelters' Protocol. We are still in the process of
identifying smelters for the other minerals with significant progress made for sources of Gold (around 30% of declared
smelters are now certified). In parallel, the EICC revised
its Due Diligence tool at the end of 2012 to include a
pre-defined list of smelters. We found this to be an
extremely valuable addition that will help us to accelerate
the process of identification. In order to engage all
relevant departments within ST, we worked on defining
internal roles and responsibilities with; global purchasing, wafer foundry, compliance, finance, corporate sustainable
development, product quality excellence and group external
communication. These will be formalized in 2013.
Quote
life.augmented
Jerome Roux
Corporate Vice President, Global Procurement and Outsourcing
ST Ang Mo Kio BHQ (Singapore) "This is a challenging
activity since our Procurement supply chain is wide and
complex with various and numerous materials suppliers and
subcontractors involved. Awareness and responsibility are
the drivers we are diffusing and engaging with all the
actors of that chain, relying on a collaborative approach
and continuous monitoring. We in ST are well engaged in the
deployment of the Conflict Free Minerals Program and have
established robust company management systems by adopting a
conflict minerals policy, defining systems of controls and
suppliers risk assessment." Conflict-free minerals 2012
Number of materials suppliers and subcontractors involved in the EICC-GeSI Due Diligence survey 168 Number of suppliers
and subcontractors that are associated with at least one 3TG metal (involved suppliers) 88% (number) of involved
suppliers and subcontractors that have completed the
EICC-GeSI Due Diligence survey 100 (88)
Number of smelters identified in ST's raw materials supply
chain 74 Number of smelters identified in ST subcontractors'
supply chain 102 % of ST Tantalum suppliers that use
conflict-free smelters 100 More performance indicators are
available on pages 67 to 70

The Environment
ST Environment involvement
12 Manufacturing sites ISO 14064 certified
US$ 2M invested on PFC abatement devices
85% increase in our purchase of green energy
Water recycling in 2012 vs 2011 +6%

THE ENVIRONMENT
GHG Emissions from Operations
ST is committed to managing and reducing its direct and
indirect greenhouse gas (GHG) emissions, including
perfluorinated compounds (PFCs), from its manufacturing and
other business operations, in accordance with scopes 1 to 3
of the GHG Protocol. Since the early 1990s, reducing and
adapting to climate change have been core elements of our
environmental strategy. We have implemented a multifaceted
approach that takes all aspects of the value chain into
consideration, working with stakeholders, wherever possible, to bring about emission reductions. Mitigation of global
warming effects Since 1995 and its first EHS Decalogue, ST
has consistently delivered annual decreases in the level of
greenhouse gases emitted from its manufacturing activities.
Emissions
More than 90% of our direct emissions result from the use of
PFCs in our manufacturing processes1. ST has a carbon
roadmap to help us achieve direct emissions neutrality by
2015. We have faced difficult economic times over recent
years and acknowledge that our strategy needs to be
reviewed. We are committed to the World Semiconductor
Council's 2020 climate change targets to decrease our
normalized emissions by 30% from a 2010 baseline. We require all new processes and tools adopted by our sites to be
equipped with abatement systems. ST also has an investment
strategy to upgrade existing equipment, providing US$
2million for abatement devices in 2012 for ST Ang Mo Kio
(Singapore) and ST Crolles (France) factories. PFC reduction is also achieved through the development of greener
manufacturing techniques, the optimization of process
recipes and the replacement of high Global Warming Potential
(GWP) gases with lower or GWP-free alternatives. ST gained
ISO 140642 certification of its scope 1 and scope 2
emissions based on 2012 results. ST's programs on scope 2
and scope 3 of the GHG Protocol are further detailed in the
Energy Management, and Transport and Logistics pages of this
Report. Compensation and reforestation
To offset the remaining emissions, ST has developed at
company level reforestation programs in Australia, Morocco,
Texas and Italy. Our internal methodology to calculate the
CO2 sequestrated by these programs was verified in 2010 by a third party, MWH. In 2012, the 9,000 hectares of trees
planted in 2002/03 have sequestrated 298 ktons of CO2,
compensating around 53% of our direct annual emissions. At
local level, our sites are very active in regional
reforestation programs. ST Calamba (The Philippines) has set a target to plant 20,200 trees by 2020. Partnering with
local associations, ST volunteers planted 5,000 native and
medicinal trees in 2012. In Singapore, ST sponsored the
Singing Forest project to reintroduce 38 indigenous tree
species to attract more native birds back to the region.
Adaptation to climate change As well as reducing our impact
we must also adapt to increase our resilience to climate
change. Risk management programs
ST has two key programs to mitigate risks associated with
climate change and to ensure it is able to respond. Our
Enterprise Risk Management (ERM) program plays a key role in identifying and assessing climate-related risks. We have
also developed robust Business Continuity Plans (BCPs) which are implemented by each site to prevent and protect against
climate change and natural disasters. Carbon risk assessment
In 2012, a climate change exposure risk assessment was
conducted at corporate level across all of our manufacturing sites. The scope of this assessment covered our entire value chain, enabling ST to assess, map and test assumptions for
direct and indirect emissions in order to evaluate our
overall carbon footprint.
CDP
ST annually participates in the Carbon Disclosure Project.
On the CDP Investor, we achieved a score of 92/100 which
ranked us 2nd in Italy and 2nd in the IT sector in France.
Moreover, for the first time ST was included in the CDP's
Climate Disclosure Leadership Index (CDLI).
1. Normalized value 2. See focus page 41 3. For more
information, see Governance pages 7-9 Performance against
objectives o Reduce absolute PFC emissions by 30% in 2020
from 1995 baseline
o Offset the remaining direct CO2 emissions through
reforestation or other sequestration methods, to reach
carbon-neutrality of direct CO2 emissions by 2015

Quote
CDP
Paul Simpson
Chief Executive Officer, Carbon Disclosure Project (CDP),
London (UK) "Companies that make the CDP's Climate
Disclosure Leadership Index have demonstrated strong
internal data management practices for the measurement of
greenhouse gas emissions and energy use. They are also
giving clear consideration to the business issues related to climate change and their exposure to climate-related risks
and opportunities. This is vital to realising greater
efficiencies, protecting the business from risk and
capitalizing on opportunities." Achieving ISO 14064
certification of GHG emissions for all our manufacturing
sites ST has a carbon neutrality roadmap that includes
several pieces of work. Prompted in part by increasing
investor scrutiny of company GHG emissions we commissioned
third party verification of the direct and indirect GHG
emissions of our 12 manufacturing sites. Scope 1 and 2 as
defined by the GHG Protocol, were assessed according to ISO
14064-1:2006 principles. Comprehensive audits assessing a
broad range of criteria including organizational and
operational boundaries, infrastructure, activities,
technologies, processes, GHG sources and types of GHGs, were conducted. All of our sites achieved certification. ISO
14064 certification enables us to further demonstrate to our stakeholders in a transparent and consistent way ST's robust approach to measuring and managing its GHG emissions.
CO2 emissions:  normalized values
(kTons CO2 / production unit) / EN16 / Dec. 3.0
Baseline 100 in 1994
50
40
30
20
10
0
2008 33
2009 33
2010 42
2011 35
2012 37
Summary of net CO2 emissions (kTons) / EN16 / EN17 / EN18 / EN29 /
Dec. 3.1 / Dec. 3.2 / Dec. 3.4 2008 2009 2010 2011 2012
Direct emissions (scope1) 536 393 551 626 561
Direct emissions due to PFCs (FE+BE) 493 352 519 595 527
Direct emissions due to boilers 43 41 32 31 31
Direct emissions due to direct transportation - - - - 3
Indirect emissions (purchased electricity) (scope2)
882 876 907 903 828
Other indirect emissions (transportation*) 89 104 126 116 107
Total emissions** 1,507 1,373 1,584 1,645 1,497
Sequestration due to the implementation of reforestation projects
176 215 249 277 298
Total direct net emissions 360 178 302 349 263
(*) The transportation emissions value is a global estimate
of employees' transportation and transportation of goods.
(**)Transportation emissions are integrated in the total
emissions. More performance indicators are available on
pages 67 to 70

THE ENVIRONMENT
Water Management
ST is committed to reducing water use and ensuring high
standards of effluent and waste water treatment, together
with identifying and managing water-related risks and
opportunities, including impacts on local communities. ST
and its stakeholders view water management as a critical
component of any sustainable growth strategy. Identified as
a key issue in the first release of ST Environment Health
and Safety Decalogue, we implemented a water strategy
covering all operations, and have reduced our water
footprint by 72% since 1994. Water strategy and programs
3R approach: Reduce, Recycle, Reuse
To maximize the use of each drop of water, ST's conservation strategy is based on the 3R approach. We include water
conservation features in the design of our facilities, and
our manufacturing processes are constantly upgraded to meet
more stringent water reduction targets. Each site regularly
monitors its patterns of water usage and we constantly
develop innovative measures to save water by aligning the
operating procedures with the best equipment and processes.
Treatment of water discharge Waste water is treated in
dedicated treatment plants, either located on-site or
developed in collaboration with local authorities to remove
polluting substances such as fluoride, which cannot be
treated by municipal plants. Once it has obtained a
sufficient level of purity, and any risk of pollution is
eliminated, it is discharged into the natural environment.
Water risk mitigation
Water scarcity assessment
ST operates a worldwide network of Front-end and Back-end
plants. In 2011, to assess and map the water risks related
to our operations, we conducted a preliminary evaluation
using the World Business Council for Sustainable Development
Global Water Tool. In 2012, we complemented this approach
and conducted a water risk assessment at corporate level for all our manufacturing sites in order to further analyze and
test assumptions for direct and indirect water use in order
to evaluate ST's overall water footprint. Partnering with
Quantis, this exercise reviewed the entire value chain, from raw material production to product use and end-of-life. The
assessment, using the Pfister water stress index and the
Global Water Tool, identified that 42% of ST's sites are
located in water stressed areas. Based on this study, we
weighted the sites' water use by the local water stress
level to prioritize our potential risks, evaluating also
quantitative impacts related to human health and ecosystem
quality. ST also mitigates risk through internal Business
Continuity Plans that involve mapping risks, taking into
account local factors, and linking them to our measured
KPIs. Supply chain water management Mapping water-related
risks in the supply chain is a complex process due to the
large number and diverse locations of suppliers and
subcontractors. To overcome these challenges, ST deploys
several initiatives:
o ST has been a full member of the Electronics Industry
Citizenship Coalition (EICC) since 2005 and assesses the
performance of key suppliers and subcontractors via an
annual Self-Assessment Questionnaire1 that includes
questions on water management; o Internal knowledge-sharing
to reinforce our overall risk assessment process;
o Regular engagement with stakeholders including industrial
associations and sustainability initiatives. Collaborating
with local communities ST has a long-standing reputation for engaging with communities in areas where our operations are
based. Our sites work closely with local stakeholders to
reduce water extraction and consumption, and to ensure
sustainable community development.
1. For more information, see Management of sustainability in supply-chain, pages 54-55 Performance against objectives o
Reduce water draw-down (cubic meters per production unit) by
5% per year
o Achieve an overall Company recycling rate of 45% by 2015 o
Conduct a water risk and opportunity assessment for each
manufacturing site by 2012

Recycled and reused total water  / EN10 / Dec. 2.2
2008 2009 2010 2011 2012
Total water used (1,000m3) 27,791 25,622 27,736 29,113 28,315
Water recycled and reused rate (%) 34.53 36.20 37.29 40.53 42.96
Total water discharge / EN21 2008 2009 2010 2011 2012
Water discharge (1,000m3) 14,931 12,867 14,000 13,650 12,444
Treated in ST waste water treatment plant (%) 76 75 73 74 76
Treated in external waste water treatment plant* (%) 51 43 57 55 54
(*) Part of this water has already been treated in ST waste
water treatment plant, meaning that 100% of water discharge
is treated whether internally, externally or both of them.
Quote Quantis
Yves Loerincik
Chief Executive Officer, Quantis,
   Lausanne (Switzerland)
"Responsible water management within a business's direct operations and supply chain has become a mandatory pillar of any
sustainability strategy.  Water risks, closely linked to climate change, together with reputational and regulatory risks are on the increase.  ST, in collaboration with Quantis, performed a water risk assessment using lifecycle analysis in 2012, to prioritize the actions required to manage and mitigate these risks.  This work needs to be updated to reflect the ever-changing landscape of our world.  In particular ST should focus on water-related risks within its supply chain."
Consumption of water
(m3 per production unit):  normalized values
/ EN8 / Dec. 2.2
Baseline 100 in 1994
50
40
30
20
10
0
 (B) (G)
2008 48.8 37.3
2009 46.3 39.0
2010 44.0 26.7
2011 41.8 27.3
2012 39.7 27.8
Key: (B) BLUE= Target; (G) GREEN=
   Consumption of water
Recycling 45% of our water at Back-end sites
Water is a crucial concern for both communities and
businesses. ST ensures that every site deploys a series of
measures that contribute to a sustainable management of
water. In 2012, the company-wide EHS Decalogue objective to
reach 45% water recycling rate was almost attained, due to
the strong progresses recorded at Backend sites. ST Kirkop
(Malta) has exceeded the 45% target and both ST Muar
(Malaysia) and ST Shenzhen (China) reached this target
during 2012. ST Muar established a water balance to evaluate the water consumption for each area of the site and minimize wastage. Existing installations were optimized with daily
controls on operation and maintenance. ST Shenzhen installed additional infrastructure to modify water recycling
processes, adapting to changes in manufacturing process and
associated waste water steams. Other ST Back-end sites are
currently undergoing similar reviews of their water
management systems with a view to meeting the 45% recycling
objective. More performance indicators are available on
pages 67 to 70

THE ENVIRONMENT
Energy Management
ST is committed to reducing its energy consumption and
carbon footprint from its operations through energy
efficiency and conservation programs, along with the
purchase of CO2-free and renewable energies. To mitigate its business exposure to climate change, ST carefully monitors
and anticipates changes in the energy market. Energy
strategy
Responsible energy management has been a key pillar of ST's
environmental strategy since our first Environment, Health &
Safety Decalogue was launched in 1995. Our multi-faceted
strategy is supported by a culture of Sustainable
Excellence, and covers: Energy sourcing
ST's strategy incorporates both the generation and purchase
of green energy. Our energy sourcing department monitors and anticipates regulation, along with energy needs and prices
for each of our sites. When purchasing energy, we take into
account both financial and environmental considerations. In
2012, for economic reasons ST's wind farm, located in the
south of France, was taken over by a major energy supplier.
We are committed to increasing the amount of green energy
purchased worldwide. In 2012, 7.4% of the energy purchased
by ST came from renewable sources compared to 4% in 2011. ST also encourages sites to install greener energy
technologies, such as solar panels, which generated 2.1 GWh
in Catania (Sicily) and 50,000 kWh for both our Grenoble
(France) and Geneva (Switzerland) sites in 2012. Energy
consumption
Production fluctuations greatly impact energy use, and have
affected our energy performance in 2012. We acknowledge that whilst ST continues to reduce its energy consumption, it is
becoming increasingly difficult for us to make significant
improvements and achieve our EHS Decalogue targets which we
set more than 15 years ago. Before any new major facilities
equipment is purchased it is assessed under the TCOO (Total
Cost of Ownership) framework which evaluates the total cost
of the equipment acquisition, maintenance and energy
consumption over a ten year period. ST Crolles (France) used the TCOO process to select a new supplier for
Uninterruptible Power Supply1 (UPS) equipment (higher
purchasing cost). We predict this will reduce our energy
consumption by 48% over a ten year period. Energy efficiency and conservation For nearly 20 years, ST has been reducing
its energy usage and gaining efficiency through regular
upgrades of its existing equipment and manufacturing
processes. In 2012, Front-end sites consumed 70.4% of ST's
total energy consumption. Conservation efforts at these
sites during the same year reduced electricity consumption
by 1.4%, equivalent to 20 GWh and US$ 2.6m. Efficiencies
were achieved for example, by improving the water cooling
process optimizing chiller performance; and also by finding
the optimum balance between humidity, temperature and
laminar flow velocity in our clean rooms. ST sites also
raise employee awareness through regular energy conservation campaigns and by participating in environmental events. For
example, in 2012 our Singapore offices took part in Earth
Day. ISO 50001 certification of Front-end sites Beyond the
ST Decalogue targets, we have set ourselves the challenging
goal of achieving ISO 500012 certification of all Front-end
sites to increase energy efficiency, reduce costs and
improve overall energy performance. We plan to certify six
Front-end sites by July 2013. Sites in Agrate, Catania (both in Italy) and Rousset (France) have been ISO 50001 certified since 2011. All sites achieved zero non-conformities. The
certification process involved developing tools to
systematically measure the energy consumption of each piece
of equipment (e.g.: buildings, chiller and compressed dry
air equipment), and analyze the site's overall energy usage.
A common platform, which, includes a documentation database, reporting tools and processes has been developed and shared
internally to promote best practice. From an initial US$
300k investment, ST estimates that the certification process will contribute to 14 GWh of energy and US$ 2m in savings.
1. UPS provides emergency power to electrical equipment when the main power source fails. Even in off mode, they still
consume energy. 2. ISO 50001 requirements include
establishing, implementing, maintaining and improving energy management systems Performance against objectives o Reduce
energy consumption by 5% (per unit of production/year
compared to the 1994 baseline)
o Increase our green energy purchase up to 7% by 2012 o
Formally include criteria on energy efficiency and use of
CO2 emission-free and/or renewable energy as part of the
evaluation/ selection process in all tenders for energy and
facilities contracts in 2012

Quote
Eco21 STG
Wilfried Atge
Energy Efficiency project manager, Industrial Services of
Geneva (SIG), (Switzerland) "In 2012, ST enrolled in
AMBITION NEGAWATT, an energy efficiency program developed by the SIG - the Geneva public utility - which committed the
Company to the sustainable management of energy at its
Geneva office. By setting a target to reduce its electricity consumption and greenhouse gases emissions by 6% by 2015
(2011 baseline), ST joined 60 other engaged companies in the
Geneva Canton who are helping to reduce carbon emissions.
Since 2011, it is estimated that ST Geneva has saved 12 GWh
in electricity and 700 tons of CO2 equivalent." Consumption
of energy (kWh per production unit): normalized values
/EN4/Dec.2.1
80
70
60
50
40
30
20
10
0
 (B) (G)
2008 49.7 48.5
2009 47.2 65.4
2010 44.0 45.8
2011 41.8 47.9
2012 39.7 51.7
Key: (B) BLUE= Target; (G) GREEN=
   Consumption of energy
Green offices at ST Munich
Examples of energy-efficiency technology, practices and
strong environmental performance can be found across all of
our sites, not just those manufacturing our products. At the end of 2011, 250 of our Munich (Germany) sales and marketing employees moved into a new premises, fully equipped with the latest environmental features. As well as installing
geothermal energy technology, cooling via ground water pumps and low-water consumption sanitary facilities, the offices
were also completely refurbished to improve employee
comfort. The new office has helped ST realize a more than
50% decrease in energy consumption, and generate cost
savings of nearly US$ 100k in 2012 alone. The building owner is currently undergoing the necessary steps to obtain
Leadership in Energy and Environmental Design (LEED)
certification by 2013. Direct and indirect energy
consumption by primary sources / EN3 / EN4 / 3.3 2008 2009
2010 2011 2012
Breakdown of energy consumption (GWh)
Electricity consumption 2127 1986 2018 2058 2041
Natural gas consumption 234 214 171 166 153
Others sources 0.00 0.00 0.00 0.00 3.77
Total energy consumption 2,361 2,200 2,189 2,224 2,197
Percentage of energy consumption due to electricity
90.09 90.27 92.19 92.54 92.87
Breakdown of energy sources (%)
Green electricity purchased 2.04 2.63 5.79 8.56 7.38
Electricity produced by ST's windfarm 0.92 1.03 1.09 1.13 0.00
Photovoltaic and thermal solar electricity produced by ST
0.01 0.01 0.01 0.09 0.10
Electricity purchased from nuclear (CO2 free)
28.78 22.15 23.72 23.23 22.13
Electricity purchased from fossil fuel sources
58.34 64.48 61.57 59.53 63.27
Natural gas 9.91 9.70 7.81 7.46 6.96
Other fuels 0.00 0.00 0.00 0.00 0.17
Total 100 100 100 100 100
More performance indicators are available on pages 67 to 70

THE ENVIRONMENT

Chemicals Management

ST is committed to reducing and managing its environmental, health and safety risks, achieving legislative compliance and alignment with customer requirements. We base the selection, use and substitution of materials on the precautionary principle and our relevant specifications and procedures. We also aim for suppliers and subcontractors to be compliant with ST's specifications and procedures.

Legislation on hazardous substance management is becoming increasingly stringent. Semiconductor manufacturing processes require several hazardous chemicals. ST considers this a key issue and has worked successfully to anticipate legislation, reduce consumption, find greener alternatives and to ensure that employee health and company assets are protected. Whilst we have recorded continuous progress over the last 15 years, it is becoming increasingly difficult for us to find additional ways to continually improve our performance and meet our Decalogue targets.

46

Materials of concern management process

ST has an integrated and proactive strategy to manage chemicals throughout its manufacturing activities and supply-chain within the ISO 14001 and OHSAS 18001 certification schemes, ensuring compliance with applicable regulation on chemical use and product chemical content.

We have been working on integrating the precautionary principle into the early stages of the selection of new chemicals. Before being introduced, chemical products are assessed against our banned, exempted and declarable substances specification. ST requires chemical risk assessments to be performed at all sites before introducing any new substance. Chemicals (liquid, gases and solids) are screened and evaluated based on hazard identification, engineering aspects and personal protective equipment in order to reduce the risk to the environment and employees' health and safety. ST procedures require the site's Chemical Committee to ensure:

- Full compliance with legal requirements applicable to the chemical's use;
- Facilities and equipment modification according to stringent technical standards;
- Availability verification of possible alternative materials and/or processes;
- Performance of medical checks on employees who may be exposed;
- Collection of industrial hygiene data.

To further enhance our approach, ST management systems will be progressively aligned with the IECQ QC 080000 Hazardous Substances Process Management System Requirements (HSPM) standard[1].

Substances reduction, replacement and elimination

ST has been reducing its chemical usage since the late 90's by developing corporate and local reduction plans which included waste treatment and recycling across all ST sites. Since 2000, this focus on chemicals usage reduction has been maintained with an overall percentage decrease of more than 5% per year.
To comply with REACH legislation, ST has developed a substance substitution strategy and detailed roadmap for Front-end and Back-end sites. To date, we have replaced 6 regulated substances.

DEPLOYMENT OF ST SUBSTANCES SPECIFICATION TO KEY SUPPPLIERS AND SUBCONTRATORS (%)	2008	2009	2010	2011	2012
Response rate from key partners	100	100	100	100	100
Full commitment from key partners to ST substances specification	92.5	93.0	91.0	98.5	99.0

Chemicals and our employees

People safety is our first concern. ST has strict rules regarding chemical handling to protect employees' health and create a safe manufacturing environment. In 2012, ST prepared a training course to heighten the understanding and awareness of ST chemicals management and chemical risk assessment processes amongst manufacturing, operational and product group managers. It will be deployed to approximately 2,000 employees in 2013.

Management of chemicals in ST's supply chain

ST's banned, exempted and declarable substances list includes more than 1,600 substances. ST assesses the alignment of key material suppliers and subcontractors with this list by requesting a legal statement and evidence to support compliance. Management of chemicals is also integrated in the Supplier Performance Evaluation (SPE) conducted twice a year. Under SPE, we request improvement plans if a supplier's score is below the target or does not meet ST standards.

1. For more information on HSPM, see article on Product Stewardship – Compliance, page 33

Quote
ATMI
Steve Bishop
Director, Implant Technologies Materials Solutions, ATMI,
Suwon (Korea) "In 2012, ATMI worked together with teams at
ST Crolles (France) to change from Carbon Dioxide to Carbon
Monoxide gas on the silicon wafer carbon implantation
process. ATMI designed a Vacuum Actuated Cylinder to deliver carbon monoxide without the risk of gas leakage. The new
process decreased contamination, maintenance frequency and
employee exposure. This implementation has significantly
improved carbon implantation productivity (increase of 7% in manufacturing capacity plus savings of US$ 50,000 per year)
and gas safety at Crolles." Consumption of chemicals
(kg per production unit):  normalized values
/ EN1 / Dec. 2.3 / Baseline 100 in 2000
80
70
60
50
40
30
20
10
0
(B) (G)
2008 66.3 55.6
2009 63.0 56.1
2010 59.9 54.3
2011 56.9 55.7
2012 54.1 63.4
KEY: (B) BLUE= Target; (G) GREEN=
   Consumption of chemicals
2009/2010 figures changed from previous publications following data review.
Substance replacement at ST Calamba (The
   Philippines)
In 2010, Potassium Chromate was classified as a candidate
Substance of Very High Concern (SVHC) by the European
Chemical Agency (ECHA) for future inclusion in Annex XIV of
EU REACH regulation. Anticipating legislation, that will
restrict the usage of this substance in the next years, ST
had already phased out this substance across all ST sites by
2008, with the exception of ST Calamba site that joined ST
in 2008 and which still used the chemical for an essential
quality process on copper analysis. Aligning with ST
standards, the site prepared a detailed substitution plan in
2010, identifying the possible technical solutions for
replacement. As the use was very specific, ST Calamba could
not benefit from other ST site experiences. Close
cooperation with the supplier was undertaken to substitute
and completely phase out Potassium Chromate from Calamba's
manufacturing lines. After extensive testing, to ensure that process reliability was not affected, a suitable alternative substance has now been approved for this particular process.
The replacement was finalized in February 2012. Today, no ST site uses Potassium Chromate. ST moved beyond compliance
with REACH in completely phasing out this substance.
1. Registration Evaluation and Restriction of Chemicals (EC
1907/2006) Elimination of substances of Very High Concern
(SVHC) 2012
Action plans completed on time for the elimination and
reduction of Substances of Very High Concern (SVHC) 100%
Performance against objectives
o Reduce total consumption of chemicals by 5% per year
(weight per production unit) o Strive towards continuous
reduction and elimination of Substances of Very High Concern in our processes
o Ensure 100% of key suppliers and subcontractors fully
commit to ST specifications and procedures (through ST
Banned and Exempted Substances specification). o Strengthen
our management of materials of concern in our manufacturing
processes through Chemical Risk Assessments
More performance indicators are available on pages 67 to 70

THE ENVIRONMENT

Waste Management

ST is committed to continuously reducing, re-using, recycling and managing waste streams from manufacturing sites including hazardous substances, metals, packing, plastics and other non-biodegradable materials.

Waste management, including the treatment, transportation and elimination of hazardous waste from manufacturing, is a strategic environmental focus for every ST site.

Waste performance

Since 1995, we have set ambitious targets in ST Environmental Health and Safety (EHS) Decalogue to increase the re-use and recycling of materials, dispose of waste safely and to minimize waste to landfill. In 2012, 91% of waste generated was recycled and re-used, while 4.6% was sent to landfill. Whilst these figures indicate the continuous progress we have made in our waste management performance over the last 15 years, it is becoming increasingly difficult for us to find additional ways to continually improve our performance and meet our Decalogue targets. In 2012, our performance has been impacted by the difficulty to find a viable recycling partner to revalorize a concentrated sulfuric acid waste (due to production increases and manufacturing changes) at our Crolles site (France). The EHS team appointed a partner, and the site managed to reach ST's Decalogue target in December. To secure the process, the site is looking for a second partner.

Waste strategy

ST's EHS Decalogue requires that all sites meet stringent national or local regulations or ST's internal standards, whichever is the more stringent. We established an integrated process for the environmental management of waste covering compliance, monitoring of the quantity of waste produced each year, data collection and reporting, and strict controls over the whole process. We also evaluate waste storage, recycling, treatment and disposal of subcontracting and waste transport companies.

ST's waste strategy covers all waste streams, from operations (metals; plastics, chemicals, etc.), surrounding activities (offices, canteen, etc.), and products[1]. In 1999, ST introduced a seven-step ladder to ensure the appropriate end-of-life treatment for each waste stream, based on its economic value and ecological impacts. Most hazardous waste is recycled or re-used and the remaining waste is safely disposed of by authorized companies. As in previous years, none of our sites exported hazardous waste in 2012, in accordance with the Basel Convention.

ST goes beyond EHS Decalogue targets through initiatives to revalorize office and canteen waste in partnering with local subcontractors to increase organic waste composting and recycling of cardboard, bottles and cans. In 2012, ST Grenoble (France) installed a biotechnological solution to treat liquid canteen waste, and reached an abatement ratio of nearly 100%. A cocktail of organic bacteria is added to the waste on a daily basis to break down and treat the effluent, saving ST the equivalent of 2,000 litres of water, 20 tonnes of CO_2 and US$ 15k per year.



1. Product-related waste is detailed in the product stewardship pages 32-35

Ladder Concept Synthesis of European Union Strategy for Waste Management Apendix 3


END OF LIFE TREATMENT
ECONOMIC IMPACT
Prevention
avoid waste
1
++ Saving at source
Reuse
use again for original purpose
2
+ Replacement reduction
Recycle
recover for alternative use
3
+ Material recovery
Recycle
organic conversion
(aerobic or anaerobic)
3a
+ Possible compost or methane
Combustion
with recovery of energy
4
+ Energy recovery
Incineration
no recovery of energy
5
- Consumes energy
Landfill
6
– Land consumption and contamination
LEVEL OF PREFERABILITY

Performance against objectives

- Reduce the generation of waste by at least 5% per year (kg per production unit)
- Reduce the generation of hazardous waste by at least 5% per year (kg per production unit)
- Re-use and recycle at least 95% of waste
- Reduce landfill waste to less than 2%

48

Waste is profitable at ST Kirkop (Malta)
Implementing a comprehensive waste treatment process on the
Island of Malta is a challenge due to strict European
regulations, restricted market availabilities and a range of waste types. ST Kirkop experts have overcome these
challenges and developed innovative solutions to manage
waste streams. Since 2003, 100% of the site waste has been
recycled or reused. Waste management is even turned into a
profitable activity, contributing to nearly US$ 4m in 2012.
To achieve this, they implemented a thorough waste
segregation and collection process storage in secure depots
and recording waste data using an online waste management
database. All waste streams are video monitored and
performance is automatically inputted in to the database,
enabling real-time management. Where possible, ST Malta
recycles glass, paper, resin, plastics, biodegradable waste, etc. locally. It then sells other manufacturing and
treatment waste (scrap metals, frames, sludge, etc) to
specialized contractors in mainland Europe to ensure waste
receives the best reclamation treatment possible. ST Malta's waste management system is regularly monitored by the
Maltese Environment and Planning Authority. Recycled waste
(%) / EN22 / Dec. 6.1 2008 2009 2010 2011 2012
Waste recycling & reuse 89 87 89 92 91
WASTE (TONS) / EN22 2008 2009 2010 2011 2012
Total hazardous waste 12,756 9,391 11,365 10,415 12,624
Total waste 46,314 33,439 40,775 38,593 37,511
2008/2011 figures changed from previous publications following data review.
Landfill waste / EN22 / Baseline 71 in
   1994
5
4
3
2
1
0
(B) (G)
2008 5.0 3.6
2009 5.0 3.3
2010 5.0 2.8
2011 2.0 2.8
2012 2.0 4.6
KEY: (B) BLUE= Target; (G) GREEN= % of total waste Our
fourth Decalogue launched in 2010 contains a tightened waste target
Quote
Iron Mountain
Shane Belvin
Product management Director, Iron
   Mountain, Boston (USA)
"US businesses use about 21 million tons of paper every year.  Iron
Mountain's secure shredding program meets ST's request to address its paper-based information destruction challenge in an
environmentally-friendly manner.  After we securely shred
information, the processed materials are transported to paper and tissue mills for pulping.  This destruction process provides both security and environmental benefits by reducing pollution,
preserving landfill space and saving trees, water and oil
resources."
Total environmental benefits generated by the material
recycling of the ST's thirteen sites located in the America
region2 in 20123: 01/2012 - 12/2012
1,335 Pounds (of air) Air Pollution
   Prevented
378 Trees Trees Saved
67 Cubic Yards Landfill Reduction
155,796 Gallons Water Saved
91,252 KW-hours Electricity Saved
44,513 Pounds Recycled Paper (office
   grade paper)
10,238 Gallons Oil Saved
22 Tons Paper Material Weight
2. US (Coppell, Santa Clara, La Jolla, Longmont, Scottsdale,
Burlington, Livonia, Kokomo, Redmond and Piscataway) and
Canada (Mississauga, Ottawa and Thornhill) 3. Full
certificate available on www.st.com
More performance indicators are available on pages 67 to 70

THE ENVIRONMENT
Transport & Logistics
ST is committed to managing the social, safety and
environmental impacts resulting from transportation and
logistics for products, materials and employees, considering overall efficiency and reduction of CO2 emissions. Product
transportation and logistics At ST, transport represents
7.2% of total CO2 emissions and we have a range of
initiatives and programs to minimize both our direct and
indirect CO2 emissions, as covered by Scope 3 of the Kyoto
Protocol. Product transportation includes the transportation of semi-finished and finished goods between ST sites and its customers, and the transfer of equipment during
manufacturing processes. We optimize and regularly update
routes to align with business strategy, economic
fluctuations and customer demand. Transportation network
ST's strategy is to explore all opportunities to make direct deliveries of finished goods from manufacturing plant to the customers, while optimizing internal routings to minimize
transportation. To reach our 2014 target, ST is implementing several options: o Review long haul flight (>2,000km) to
short haul flight (<2,000km) or truck, as they account for
almost 90% of ST transport emissions; o Adopt direct
shipment where manufacturing origin and delivery point are
in the same region e.g. direct shipment from Back-end plants to our Hong Kong distribution hub (3,000km average reduction in flight distance); o Review all short haul airfreight for
opportunities to use alternative modes of transport, either
switching to road or using the Europe multi-modal network
model. Short haul airfreight has the highest level of
transportation CO2 emissions. The flight traffic for ST in
Asia represents 10% of our total transportation emissions
and so, in 2012, to reduce flight dependency from Singapore
to our Shanghai hub, a re-routing plan has been agreed with
the logistics provider that reduced transport emissions by
2.4%. Packing optimization ST's lean packing program
commenced in 2010, aims to optimize package design and
transportation at all manufacturing sites to decrease
logistics costs, air-freight space and CO2 emissions. ST
classifies four packing levels: o 1st level: Product (reel
or tray); o 2nd level: Inner box (bulk), in which the
product is packed; o 3rd level: Outer box (carton), in which the bulk is packed; o 4th level: Container (skid or pallet), in which the outer box is packed.
Global Logistics & Warehousing Organization (GLWO) teams
continued optimizing the third level packing, with a
particular focus on Asian Back-end sites. In 2012, two new
outer cartons have been designed to fit the 13" tape and
reel bulks, which accounted for 86% of the total
non-optimized weight at the third level packing. ST also
started to align its packing material with the ECOPACK(r)
levels, to ensure a minimized environmental impact of ST's
overall product chain1. Employee commuting At local level,
many of our sites deploy employee mobility programs,
offering alternative solutions to the use of individual
cars. Incentives are provided to encourage employees to use
the greener networks. Many transport initiatives are
conceived and developed at local level, for example ST Paris
(France) shares in a transport community with other
companies to create common transportation plans. 1. For more information, see Product Stewardship/ Compliance page 33.

Optimization of road haulage in Shenzhen (China)



ST Shenzhen (China) exports an average of 1,000 tons of finished goods per quarter, filling approximately 180 freight containers. To meet ST's business and sustainability objectives, the local Shenzhen team has optimized its practices to ensure that manufacturing operations are supported by an efficient transportation and logistics network. There were three mains areas of focus:

- Optimization of the inbound dice shipment traffic with road freight frequency being lowered from a daily service to a three times per week. This single initiative eliminated the need for 208 trucks and 8,320 kilometers of road transportation;
- Deployment of smaller trucks to increase the efficiency and utilization of movements between Shenzhen and ST's regional distribution center for local delivery and Chinese customers in Hong Kong, decreasing road freight CO_2 emissions by 21 tons;
- Removal of the return load capacity from Hong Kong to Shenzhen, reducing road transportation by 3,400 km.

In 2012, ST Shenzhen achieved a CO_2 road freight footprint decrease of nearly 3% while maintaining a high level of service. Driven by a continuous improvement mindset, the team is exploring further efficiency opportunities.



Quote

life.augmented

Prem Sharma

Transport Services Deputy Manager, ST, Greater Noida (India)

"To commute from home to work, more than 80% of ST Greater Noida's 1,350 employees use company transport every day which is heavily subsidized. To lower pollution emissions, all ST's coaches run with compressed natural gas, covering 46 routes that offer a balance of convenience, timing, cost and environmental impact. As certain roads in the outskirts of Indian main cities can be uncomfortable, we have also equipped coaches with air suspension to improve employees' comfort and well-being of women on the family-way. Our goal is for 100% of our employees to commute in this way, but changing people's habits takes time. We must be patient and continue our efforts in this area."

Performance against objectives

- Reduce the carbon footprint of ST product transportation by 15% by 2014
- Ensure that all sites have a formalized mobility plan to promote alternative and greener modes of transportation and evaluate the benefits

CARBON FOOTPRINT OF ST PRODUCT TRANSPORTATION*	2010	2011	2012
Transport component of ST's total CO_2 emissions (%)	8.1	7.4	6.9
CO_2 emissions due to product transportation per year (ktCO²)	110.00	99.42	82.87

*Values reviewed in 2010 after a revision of methodology to estimate the annual carbon sequestration

CARBON FOOTPRINT OF ST PRODUCTS PER MODE OF TRANSPORTATION	2012
Air <2000km	0.11
Air >2000km	0.89
Road	0.16
Ocean	0.00

PACKING DENSITY REDUCTION	2010	2011	2012
Packing volume reduction (compared with a baseline of 100 in 2010)	100.0	96.7	93.9

EMPLOYEE MOBILITY PLAN	2012
ST sites with an employee mobility plan (%)	56
Employees covered by a mobility plan (%)	48.09
Modes of transportation proposed to employees	Private and public buses, trains, bikes and electrical bikes, car-pooling networks, shuttles, taxi service for employees working late

More performance indicators are available on pages 67 to 70

51

The Community
ST Community involvement
400 initiatives worldwide
Involvement of 42 sites in 22 countries
100,972 hours have been donated during company time
Total contribution US$ 8,5 million

THE COMMUNITY
Management of Sustainability in the
   Supply Chain
ST suppliers and subcontractors are required to commit to ST and EICC policies and standards, comply with legislation and meet customer requirements. This includes managing health,
safety and the environment, along with social and ethical
aspects. These partnerships contribute to raising the
overall levels of corporate responsibility across the
electronic industry's supply chains. International pressure
on suppliers The United Nations Guiding Principles on Human
Rights and ISO 26000 are driving companies to extend their
corporate responsibility programs to cover their whole
supply chain. In 2012, the international context, as well as laws such as the Dodd-Frank Act, also caused the
intensification of requirements by customers onto ST as a
supplier. Similarly, this triggered ST to increase controls
on its own suppliers and to drive and support them on their
improvement path for greater compliance, rigor and
transparency, thus spreading our commitment to
environmental, health, safety, social and ethical standards.
Our approach to Conflict-Free Minerals and Chemical
Management within the supply chain is described in dedicated sections of this Report. Supply chain sustainability
management program While we have continued to deploy
sustainability management programs to our supply chain
partners, we have globally reinforced our process. We have
implemented new policies and specifications and increased
their scope, for example by requesting suppliers to provide
KPIs and more visibility on their own sustainability
programs. Migrating to the EICC-ON platform has also enabled us to track our suppliers' environmental, health safety and
social performance more easily. Supplier Performance
Evaluation the backbone of our management process has been
rolled out to all our key suppliers. It aims to identify and resolve supplier issues through close monitoring and regular supplier interactions. It consists of a global evaluation
which incorporates EICC-ON results and a follow-up plan: We
provide extensive feedback and work with our suppliers to
define and implement effective improvement plans; All the
sections at risk and the critical questions are studied,
then a follow up plan is put in place to look for solutions, leveraging on various tools including a Pareto; Progress
against the follow-up plan is monitored and any weakness
found with one supplier will trigger a review of all other
similar suppliers. We also extended the EICC-ON Self-
Assessment Questionnaire to include some key equipment
suppliers and we Performance against objectives
o Ensure 80% of suppliers (by purchasing volume) are
involved in the EICC compliance program (annually) o Ensure
none of these suppliers are classified "high risk" based on
Self-Assessment Questionnaires (SAQs)
o Continuously reduce the number of non-conformances arising from SAQs and audits o Ensure 100% of ST major sites deploy
the EICC approach to local suppliers
o Progressively deploy our Sustainable Procurement program
to all our sites o In 2012, deploy the Green Procurement
guidelines in Italy
o In 2012, deploy the "Charter for Sustainable Purchasing"
to French suppliers o Promote fair access to business
opportunities for Small and Medium-sized Enterprises (SMEs)
by encouraging purchasing departments at French sites to
include SMEs in tenders
o By the end of 2012, define and deploy internal tools to
track ST part of business with these actors

engage with all of our suppliers to encourage them to adopt ESH management systems and to report on safety, water, energy, waste and climate change performance.

Our improvement path

In 2012, while we continued our improvement path, focused on expanding the volume of business, the areas covered and the number of suppliers involved in our sustainability management program, lower priority was given to 3 activities: green purchases, water management and sustainability audits.

Supplier Self Assessment Questionnaires results in 2012 highlighted a need for improvements to be made to our purchasing program, which we plan to achieve by reworking our guidelines and extending our requirements.

Our strategy for supplier audits is to involve low performing suppliers, prioritized using the following internal criteria: purchase volume; plant location; type of activity; SAQ results. Concentrating on our Back-end subcontractors, we have been able to verify the performance of our subcontractors for 53% of our purchasing volume through third party audits. Audits are a load we cannot easily absorb, so we engage our suppliers on the path of certifications such as the ISO14001, the OSHAS 18001, etc.

TOTAL NUMBER OF SUPPLIERS AND SUBCONTRACTORS' SAQ's BY LEVEL OF RISK	Low Risk	Medium Risk	High Risk	Average Score
Back-end Materials Suppliers	79	18	0	88.90
Front-end Materials Suppliers	61	22	0	83.30
Subcontractors Back-end	36	6	0	89.40
Equipments	8	5	0	87.90
Subcontractors Front-end	8	0	0	89.00
Total	192	51	0	
	79%	21%	0%	88.90%

Suppliers SAQ's average scores by EICC Code of Conduct section

FACILITIES SAQ'S SCORING BY MAIN SECTIONS* (%)	2012
Health & Safety section	90.2
Environment section	86.8
Labor & Ethics section	87.9

(*) Electrical energy consumption, Waste, Water use, GreenHouse Gases emissions, Safety Recordable Rate & Severity Rate, employee attrition, employee satisfaction - Engagement based on priorities and business case

EHS & SOCIAL KPI'S DEPLOYED FOR SUPPLIERS*	2012
Number of FE Materials suppliers engaged in reporting	18
Number of BE Materials suppliers engaged in reporting	45
Number of Key BE Subcontractors plants engaged in reporting	24

55

Quote



Otto Kosgalwies
Executive Vice President - Company Infrastructure and Services
ST Geneva (Switzerland)

"Sustainability has become a new challenge to supply chain competitiveness. Relationship with Customers and Suppliers as well as focus on new business opportunities are the foundation of sustainability activities. In this respect, the recent creation of a structured Business Continuity Plan at Company level will reinforce sustainability and strengthen our supply chain."

Sharing our data on a new platform

The evolution of the Labour Rights model with the release of the EICC Code of Conduct Version 4 was an important development deployed throughout our supply chain in Q3 2012. Deploying the revision required extra bandwidth and efforts, but we consider that integrating updated requirements and practices to all our supply chain is absolutely necessary, and it has been a satisfaction for us to successfully manage this evolution.

We managed the migration of our supplier database to the new EICC-ON platform, with subsequent good participation rate from our suppliers on the new tool. We sent the new code and engagement letters to our suppliers in August, triggered the return of more than 240 SAQs representing an important percentage of the business by market, and more than 150 facilities. This corresponds to more than 90% of our Front-end / Back-end materials and of 90% of our BE subcontractors, well above our target, with the extra achievement of involving more than 90% of our foundries. Feedback was sent to suppliers through specific reports for each plant and remediation plans were requested for any identified issues. Focus was placed on higher risks, suppliers being supported to provide efficient mitigation plans.

At the end of 2012, 79% of SAQs were rated low risk, 21% medium risk. The average scoring across the three main SAQ areas (Labor & Ethics, Environment and Health & Safety) was 88.90%, exceeding the low risk target of 85%.

More performance indicators are available on pages 67 to 70

THE COMMUNITY
Business Ethics & Compliance
At ST, we are committed to conducting our business with the
highest standards of ethics and integrity, as outlined in
our company Code of Conduct.
Business Ethics and Compliance Standards
Our company Code of Conduct sets out the Company's
principles in the area of business conduct and ethics around
Integrity, People and Excellence. These principles are the
top-level reference for guiding our behavior and
decision-making and apply to all people working in ST
without exception. Business ethics, the respect of human
rights, environmental responsibility and a sense of
responsibility to all our stakeholders are a matter of
personal integrity for each of us, and compliance is
mandatory.
Some extracts from ST's Code of Conduct:
Integrity: we will conduct our business with the highest
ethical standards, honor our commitments, deliver on our
promises, be loyal and fair and stand up for what is right.
People: we will behave with openness, trust and simplicity;
we will be ready to share our knowledge, encourage
everyone's contribution, develop our people through
empowerment, teamwork and training; each one of us will be
committed and personally involved in continuous improvement.
Excellence: we will strive for quality and customer
satisfaction, creating value for all our partners; we will
be flexible, encourage innovation, develop our competences,
seek responsibility and be accountable for our actions; we
will act with discipline, base our decisions on facts and
focus on priorities. All managers also sign our Business
Conduct and Ethics Policy annually to confirm on going
awareness and compliance. At STMicroelectronics, we are
dedicated to conducting business with integrity, treating
our employees with respect, and pursuing excellence to
create sustainable economic value for all our stakeholders.
We believe that how we carry out our business is as
important as what we do. Therefore, raising the awareness of all our employees through training on subjects linked to our company's Code of Conduct is critical to us. Business Ethics and Compliance Training In 2012, we focused on developing
and delivering three main training programs focusing on: o
Foreign Corrupt Practices Act: in this course, participants
were faced with situations involving possible instances of
bribery or corruption; they learned to identify, recognize
and deal with them. This training was created for senior ST
managers. o Conflicts of Interest: in this course,
participants learned how to identify and manage potential
situation of conflicts of interest. This training was
developed for senior ST managers. o Company Code of Conduct:
dedicated training on the compliance to Company's Code of
Conduct and its application was created and deployed to
emphasize that in our daily activities it is vital to
safeguard the Company against legal and ethical risks. This
training targeted various profiles and levels of ST
employees. The above training modules were delivered through
e-learning. In total, more than 7,200 people achieved a
score of 70% or greater, exceeding our management target of
7,000. Corporate Ethics Committee and Misconduct Reporting
Framework ST's Corporate Ethics Committee (CEC) The CEC was
formed in 2007 and comprises ST Executives, nominated by the
CEO.
In 2012, we re-defined our CEC's mission statement,
authority and scope which were included in a revised version of the Committee's Charter, formally approved by the CEO.
Under this revised Charter, the CEC provides guidance and
recommendations to ST management and employees to help them
comply with ethics-related policies, procedures and
principles applicable throughout the Company. The CEC's
roles and responsibilities include:
o Review and update of ST's policy on Business Conduct and
Ethics o Assessment of the implementation of ethics and
compliance programs o Follow-up on ethical breaches and
allegations o Issuing guidance on ethical dilemmas In its
capacity described above, the CEC has responsibility for all
ST business units along with majority-owned subsidiaries,
branches and affiliates. The CEC has the authority to
address questions, inquiries and documentation requests to
any ST employee or executive under its jurisdiction.
Confidentiality concerns cannot be used to deny the CEC
access to information, except in situations involving a CEC
member or a member of the executive management.

Non-compliance / Ethical breaches reporting / SO4 / HR4
Number of incidents under review as of
   2011 year end 5
Incidents closed in 2012 by a formal investigation report 4
Incidents closed in 2012 after preliminary assessment 1
Number of incidents reported or identified in 2012 5
Incidents closed in 2012 by a formal investigation report 3
Incidents closed in 2012 after preliminary assessment 1
incidents still open as of 2012 year end 1 In case a
situation would involve a member of the Corporate Staff, it
would be communicated to the Chair of the CEC who ensures
that they are properly handled and monitored by the CEO and/
or the Audit Committee of the Supervisory Board. Due to its
composition and authority, the CEC fulfills a crucial role
in providing an independent evaluation of sensitive
situations and in advising ST's top management accordingly.
ST Country and Regional Ethics Committees have been formed
during recent years. Their roles are overseen by the CEC.
ST's Misconduct Reporting Framework
ST's Misconduct Reporting Framework is defined in our Code
of Conduct and disseminated throughout the Company. "Every
employee plays his or her part in how well we adhere to our
Principles. If you think that our Principles are being
violated, or if you have a problem applying them, please
discuss with your Manager, your site Human Resources
Manager, or your Site Manager." In this context, we engender a management culture that enables employees to discuss
concerns relating to adherence to our Principles in an open
manner without fear of recrimination. In addition, ST
employees have two whistle-blowing reporting channels at
their disposal:
o The Company Ombudsman's hotline, managed by a third party
(KPMG) allows all ST employees worldwide to submit their
allegations and complaints regarding accounting, internal
control and auditing matters. The contact details necessary
to communicate with the Ombudsman (toll free phone numbers,
emails and postal addresses) are available in ST's Business
Conduct and Ethics Policy. o An internal hotline which ST
employees are encouraged to use if they require more support to have their issue properly addressed, or if they have a
suggestion about our Principles. All emails sent to the
hotline are received directly by both the Chairman of the
Corporate Ethics Committee and by the Corporate Vice
President Human Resources. They are treated in confidence.
ST's response framework to misconduct allegations was
significantly revised in 2012 and will continue to be
improved over the coming years. Misconduct allegations are
now centralized by the Chief Audit & Risk Executive.
Information is provided at least quarterly to the Audit
Committee of the Supervisory Board, the Corporate Ethics
Committee and the Certifying Officers, which enables its
recipients to follow up on the progress and conclusion of
investigations conducted by the relevant functions depending on the nature of the allegation. All ethical breaches
reported through the Misconduct Reporting Framework, or
identified through the internal control and monitoring
frameworks (including but not limited to reviews by our
Corporate Internal Audit Organization), are duly assessed.
The relevance, criticality and potential impact of each
alleged or suspected breach are thoroughly examined to
determine the appropriate level of remedial actions. Fraud
prevention
Fraud and corruption prevention are also priorities for ST,
assessed through a risk assessment conducted in 2012 by
Corporate Compliance, in conjunction with Corporate Internal
Audit. Performance against objectives
o Train 7,000 ST employees to increase awareness on key
bribery and corruption topics (e.g. FCPA, Insider Trading,
Code of Conduct, Conflicts of Interest) and reinforce
internal controls. o Communicate updated whistle-blowing
channels to 1,000 employees in EMEA region in 2012 and
employees from remaining regions in 2013
e-signature of Business conduct and ethics policy* (%)
2008 2009 2010 2011 2012
92.00 94.50 93.90 90.30 93.40
(*) eligible population = approximately 20% of total ST population
More performance indicators are available on pages 67 to 70

THE COMMUNITY
Local Sustainability
Impacts
In today's world, engagement between companies and their
local communities is multifaceted, taking into account many
diverse views and interests. Effective engagement has the
potential to benefit many stakeholders, including local
communities, government and other areas of civil society.
Within ST, community involvement forms a central pillar of
our culture with many site-based initiatives and activities
providing social and environmental support.
Community Involvement
In 2012, our company level focus was to identify the
initiatives being undertaken across the Company and the ST
sites that are involved; and also to evaluate our inputs to
such initiatives. In order to do so, we have decided to
become a member of the London Benchmarking Group and adopt
its methodology. We organized two classroom training
sessions for our Sustainable Excellence community, one in
Paris for our coordinators in Europe and the US, and one in
Singapore for our Asian contributors. We also organized an
additional training session by conference call to employees.
This was a key step as the methodology was new to us and we
needed to ensure a good understanding and appropriation of
the concept. All ST sites contributed to list their
community initiatives, we conducted the same exercise at
corporate level and then validated a final list of eligible
initiatives according to the LBG methodology before
undertaking evaluation. This considered cash contributions,
the volunteering time spent by employees, in-kind donations
and the management costs associated with the various
community projects. Some key figures from this evaluation
are shown below:
o Total contribution US$ 8.5 million
o 400 initiatives worldwide
o Involvement of 42 sites in 22 countries
o Community investment represents 0,1% of 2012 turnover
o 4,515 ST employees volunteered their time
o 100,972 hours have been donated during company time o
Average contribution per employee is equal to US$ 191
We will continue the consolidation of community initiatives
each year. In 2013 we will start to evaluate the outputs and impacts generated by these projects. ST Foundation
Since 2003, the ST Foundation has helped to reduce the
digital divide (the gap between those who have access to
modern digital technologies, and those who do not) in both
developed and developing countries through a worldwide
computer literacy program, Digital Unify. As of the year to
date, more than 176,443 persons have benefited from the
program with the support of 3,112 trainers. In 2012, ST did
not contribute financially to the Foundation but contributed in other ways, by donating computers and associated hardware that were used to equip laboratories set up under the
Digital Unify program. A network of ST volunteers at our
sites also provided training in prison and with the
collaboration of local associations for people in need.
Quote
LBG
Jon Lloyd
Head of LBG
"LBG is used worldwide, by companies that are serious about their corporate community investment, helping them assess the real value and impact of corporate community investment to both business and society.  STMicroelectronics is to be commended on joining LBG to better understand its overall contribution, establish where it is making a difference and assess its impact.  Since joining in
October 2012, STMicroelectronics has taken significant steps to apply the inputs side of the LBG model and so measure and report its contribution; the next challenge is to begin to assess what this contribution achieves for both the community and the business."

ST's involvement

Working with our sites, we have identified the main community involvement themes and topics, representing the five main areas where we seek to make a difference.

Young generation and education is the main area of involvement we identified across all ST sites. Support in this area may take many forms: internships/apprenticeships, student visits to ST sites, student sponsorship, supplementary teaching programs, computer summer schools, partnerships etc.

Innovation and high technology are key areas of involvement and include aspects such as design contests, robotics' cups, awards, training development, R&D clusters etc.

Social welfare and charity donations are organized at our sites and include: charitable event sponsorship, match funding of employee donations, support for natural disasters etc.

Environmental involvement includes: events to raise energy awareness, recycling and other environmental aspects, fund raising for reforestation or tree-planting days, participation in environmental conferences, sharing of good practices across communities etc.

Economic development includes: management networks and committees, coaching of Small and Medium Enterprises, support to start-ups etc.

59

Why does ST contribute?


Commercial initiative 8 %
Charitable gift 5 %
Community investment 87 %

At which level does ST contribute?


International 1%
National 19%
Local 80%

Performance against objectives

- Support ST Foundation's initiatives
- Formalize a company community engagement strategy and evaluate its impacts

What does ST support?


Economic development 3%
Innovation and high technology 8%
Other 1%
Social welfare and charity 6%
Environment 3%
Young generation and education 79%

How does ST contribute?


Management costs 8%
In-kind 4%
Cash 31%
Time 57%

More performance indicators are available on pages 67 to 70

THE COMMUNITY
Partnerships in R&D & Education
We are continually looking for opportunities to strengthen
our existing relationships and develop new partnerships in
R&D and education. While we collaborate with our customers
and competitors to advance application and product
development, for advanced research, the cluster organization
(refer to our 2011 report for details) with poles in France,
Italy and Asia continues to work closely with R&D and
educational organizations, reinforcing links, expanding
scope and number of ST partnerships. In doing so, we also
increase young people's employability by providing them with access to PhDs, apprenticeships and internship experience.
The success of our R&D clusters
France
In 2012 our efforts to engage with young people and offer
educational or career opportunities, benefited 459 interns,
303 apprentices, 74 theses (PhD) and 25-30 VIE (Volontariat
International en Entreprises) recruits. We also partnered
with 105 laboratories. For example, we are involved in a
long standing partnership with CMP, a service organization
working in ICs and MEMS, which are used for prototyping and
low volume production. Through CMP, we provide Universities,
Research Laboratories or industrial companies with access to silicon fabrication, at preferential prices, in quantities
compatible with research and teaching needs. Occasionally we also offer free fabrication. In 2012, 266 circuits were made for 83 stakeholders from 23 countries. ST introduced the 28
nm FD SOI, and now offers packages in 6 different
technologies. 42 new Institutions received ST design kits.
In 2012, CMP organised the European Workshop on
Microelectronics Education and celebrated its 30 year
anniversary. ST delivered several presentations. Our
involvement with CMP is also visible in Announcements and
Press articles throughout the year (http://cmp.imag.fr).
Italy The Italian cluster is active around three poles
Milano, Naples and Catania. Contribution to R&D programs
helps ST create value for its customers and remain among the industry's most innovative companies. It also improves ST's
ability to attract the younger generation through its
successful involvement with local R&D and academic
organizations. The various programs conducted enable ST to
receive funding or grants from European institutions,
governments or local authorities and to anchor the positive
impact we have at national, regional and local levels. Our
key 2012 figures include: o ~ 98 cooperative R&D funded
projects, carried-out at national and international level,
where ST coordinated 31 R&D funded projects and partnered on
67. o 40 research contracts with external laboratories
(Universities and Research Centres) o 53 partnerships with
universities o 173 student internships at ST sites o ~ 20
future PhD students working part time for their theses at ST sites In the Naples area, the "NeaPolis Innovation"
initiative brings ST together with 5 universities and the
regional industry association, to build new models of
collaboration which balance theoretical knowledge with
experience to create more efficiency and value. This
cooperation offers reciprocal advantages to students and
companies. Resources available to participants include labs, a campus and seminars as well as research contracts,
internships, theses and training delivered by university
professors and tutors. Investment in, and partnerships with, local universities and other institutions help value
creation at local level, on the territory of our sites,
which is a clear sustainability model. Asia China, Taiwan
and Singapore: ST continued to demonstrate its leadership in sensor technology, sharing its newest fusion sensor with
more than 700 students and young engineers from over 60
universities across these countries Quote Professor Antonio
Strollo Dept. of Electrical Engineering and Information
Technology, University of Napoli. Universities Coordinator
in NeaPolis Innovation "NeaPolis Innovation has proved to be a very effective and functional collaboration mechanism. It
has contributed to multiply the opportunities for
interaction and collaboration between universities and ST.
Several "seed contracts" have been signed and some of them
have resulted in the launch of a more challenging research
project, called "Laboratorio di Microelettronica della
Campania". Students appreciated the opportunity to carry out theses and internships on topics of great interest, enabling them to experience what it is like to be part of a team in a global company. Possible improvements include strengthening
of cooperation with SMEs, which represent an important part
of the productive ecosystem of Campania."

Partnerships with the academic community / S01 / EC1
700
600
500
400
300
200
100
437
470
374
659
478
2008
2009
2010
2011
2012
Partnerships with universities, colleges, schools: teaching
programs, internship programs and recruitment* (*) In 2010,
our data for partnerships with the academic community was
split between partnerships for R&D purposes (research labs,
long term research contracts, any R&D programs ... ) and
those dedicated to teaching or internship programs and
recruitment. Students were given the opportunity to design
innovative applications using ST's latest iNEMO evaluation
board and work with the same advanced technology that is
powering the latest smart devices. We also further
strengthened our network of university partnerships,
creating our latest Joint Laboratory for Innovation in
Electronics with the Harbin Institute of Technology, one of
China's most renowned universities. This Joint Laboratory's
initial focus will be on smart-sensor applications. The
collaboration is expected to expand to power management,
medical and multimedia areas. In India, ST also shared its
expertise and reinforced its partnerships with the academic
community. To help drive engineering curriculum development
at universities and bring them up to speed with industry
standards and practices, ST conducted free training programs on the STM32 microcontroller family for faculty members from partner universities or engineering institutes. In parallel, interns are managed through the RISE (Real-Time Interning
with ST Expert) program, which includes engagement surveys
during the internship and on its conclusion. In 2012, ST
hired 19 of the 219 interns. In association with the IEEE
Solid State Circuits Society, Delhi Chapter, ST also held
workshops at our Greater Noida campus. Eminent professors
and industry veterans presented lectures on topics of
contemporary interest, providing a unique platform for the
semiconductor fraternity in the national capital region of
India to participate in extensive technical discourse. the
community Focus on local initiatives
Italy
Our program, "One day in ST, one day at school", launched in
2010 to increase students' interest in science, reached
maturity in 2012. It aims to educate students on the vast
array of scientific jobs available. There are two elements
to the program: "One day in ST" takes groups of students
aged 17 to 19 to one of ST's sites and fully immerses them,
taking them on tours of the labs and manufacturing areas, as well as giving them technical presentations. "One day at
school" involves ST employees visiting schools to talk about the company and its activities in a very interactive way,
usually to very enthusiastic groups of 60-70 students aged
11 to 19. Twenty dedicated ST employees give their time to
the project. In 2012, 8 schools visited the Agrate site and
ST employees addressed over 500 middle school students.
Several ST sites have put in place similar initiatives. They provide students with an insight into the realities of work
and enlarge their inspiration for future careers.
Europe
The 'Innovation Cup' is a contest created by ST to leverage
students' ideas and creativity. The 2012 edition proposed to create an innovative electronic product (excluding mobile
phone applications) using ST technology that could be used
in one of the 31 indoor or outdoor sports selected. ST
technologies available to use included a wide range of
sensors, cameras, geolocalization, RFID, wireless
transmissions and Ultra low Power devices. In 2011 ST
invited selected Universities in France, Switzerland and
Italy to enter. ST then provided support to the teams to
help them develop their ideas. In 2012 two finalists were
selected and ST worked with them to prepare their projects
for submission to a sponsor. The top 10 ideas were
financially rewarded, with further contributions awarded to
the finalists. The winners received full support from ST
until prototype realization, as well as international ST
internships on our French or Italian partner sites, or
grants for the sport students. In 2012, 4 students who
participated in the Innovation Cup, including the 2 winners, were hired by ST. The program has been re-launched in 2013
to 9 universities. (www.st-innovationcup.com)
China
ST signed a new partnership with ECPK, 'Ecole Centrale de
Pekin'. Students are offered opportunities to participate in a large range of activities, from research in labs to
industrial applications and marketing. Two teams of students in their 5th year have already chosen projects proposed by
ST and will be able to explore various whether scientific,
technological, economical or human as if in real situation,
and will learn to manage their complexity. ST is offering
financial support to the school over a three year period.
This partnership could be extended to the whole group of
Ecoles Centrales. Performance against objectives
o For the short/mid term: Ensure ongoing growth of ST's
technical and specialist populations recognized through the
technical ladder (individual paths) o For the mid- to
long-term: raise young populations' employability by
providing access to PhD, apprenticeships and internship
experience
More performance indicators are available on pages 67 to 70

THE COMMUNITY
Public Affairs & Industry Networking
ST proactively engages at a global, national and local level with a range of stakeholders such as trade associations,
industry groups and standard-setting bodies. This engagement contributes to ST's enhanced competitiveness. One of ST's
key objectives is to promote the electronic industry's
potential in all countries where ST operates. Whilst our
overall company strategy remains the same across all of our
locations our approach is tailored to take into account
country specifics such as local culture and existing
infrastructure. R&D has become increasingly critical for
companies to ensure they remain competitive in the
semiconductor sector. Our R&D efforts require substantial
resources and are also dependent on alliances in order to
develop new processes, technologies and products. As we
supply a broad range of products, we are required to make
significant investments in R&D across our product portfolio.
Many of the products that we market have short life cycles,
with some being one year or less. We believe that we can
only maintain proprietary R&D for derivative technology
investments and share R&D business models if we are
supported with adequate state funding. In Europe, the
microelectronics industry must constantly adapt and innovate to remain competitive. It rests with companies to find
innovative ways to enhance their competitiveness and ensure
their long-term sustainability. We focus our R&D efforts in
France and Italy where we can maximize existing and new
funding opportunities at European, national, and local
level. We develop research and investment country strategies in collaboration with divisional and site management. Our
main objectives are to:
o develop the competitiveness of R&D and advanced activities
o strengthen ST's position as a key player in R&D at
European and worldwide level
o obtain direct contributions to R&D programs to help ST
create value for its customers and remain among the
industry's most innovative companies o reinforce ST's
ability to attract and involve the younger generation in
local R&D and academic activities
According to Cosimo Musca, Italy R&D and Public Programs
Director, R&D and Public Affairs, we undertake significant
R&D activity in Italy at both National and European level.
In 2012, in Italy, ST coordinated 31 R&D funded projects and partnered on another 67. In Asia, Francois Guibert,
Executive VP, President, Greater China & South Asia Region,
believes that the best way ST can contribute to the
communities where it operates and strengthen stakeholder
relationships, is to provide leadership across all our areas of expertise. For this reason, ST has forged partnerships
and provided expert knowledge to healthcare, power, sensor,
multimedia and embedded technologies initiatives. Through
its Singapore-based subsidiary, Veredus Laboratories, ST has leveraged its Lab-on-Chip technology as a strategic weapon
in the global fight against tuberculosis. Working with the
Chinese Center for Disease Control and Prevention in
Beijing, its new VereMTB platform was used in clinical
trials to accurately and quickly identify multi-drug
resistant strains of tuberculosis for correct treatment. In
Asia, China and India have high incidences of tuberculosis
and multidrug resistant TB (tubercle bacillus) is a growing
threat. ST sites also contribute to and lead some local
initiatives which help develop local partnerships within the semiconductor or electronics industries, maximize employee
potential and create more accessible resources and services.
One such example involves Melba Cuyahon, General Manager of
ST's Calamba site in the Philippines a board member of the
SEIPI (Semiconductor and Electronics Industries of the
Philippines, Inc). One of its projects pursued in
partnership with DOST (Department of Science and Technology)
is ADMATEL (Advanced Device and Materials Testing
Laboratory). The project benefits the local community as
well as ST by: o reinforcing and upgrading local industry
failure analysis (FA) and materials testing facilities; o
providing shorter turn-around times especially for companies who cannot afford to construct their own FA and
characterization laboratories; o providing less expensive
analysis (as this can be done locally instead of overseas);
o attracting more potential investors seeking a competitive
business environment.

Focus on two concrete contributions...
Energy@home
Energy@home is a not for profit organization founded in July
2012 by Electrolux, Enel, Indesit Company and Telecom
Italia, following a three year collaboration. ST Italy
joined the association in 2012 which now has more than 15
members. This association's mission is to develop and
promote technologies and services delivering energy
efficiency in smart homes, based on the interaction between
user devices and energy infrastructure. One of Energy@home's key achievements was the release of a set of technical
specifications and an interoperable fully-integrated system
comprising smart broadband gateway, smart meter, smart
plugs, smart domestic appliances and a user interface
application. In 2012, Energy@home started a field trial,
involving the installation of its integrated system in 50
homes ST provided the HAN (Home Arena Network) wireless
interface for the smart meter. The trial is still ongoing.
ST is also involved in the steering committee, as well as in the technical working groups (Standardization, Internet
Protocol) where we use our expertise and wide ranging
product portfolio including RF-RadioFrequency /PLCPower Line
Communication connectivity, microcontrollers and power
management technology to help develop the Energy@ home
roadmap and future programs. See more on:
http://www.energy-home.it/SitePages/Home.aspx Performance
against objectives o Strengthen our network of public and
industrial affairs activities worldwide, create and observe
good sustainability practices as well as efficiently manage
sustainability-related risks and opportunities ST's
Environment, Health and Safety contribution to the SITELESC
in France Our EHS departments in Rousset, Tours and Crolles
in France are involved in the Health & Safety and
Environmental commissions of SITELESC, the micro and nano
electronics French professional union representing research
laboratories, component software design centers equipment
fitters and suppliers as well as semiconductor
manufacturers. The commissions facilitate sharing of
knowledge and best practice and provide a platform through
which companies can give legislative feedback and lobby
French and European public authorities. Some of the
commissions' 2012 achievements, to which ST actively
participated, include: o Penibility: setting up an exposure
traceability datasheet to comply with law 2010-1330 (9th
November 2010) on French pension reform which requires to
define appropriate methods to measure exposure level and
organize databases. o Running a conference on Psychosocial
Risks organized in conjunction with the Social Affairs
commission. Quote Eniac ______ Andreas Wild ENIAC joint
undertaking Executive Director "The European nanoelectronics industry faces fierce global competition and must step up
its efforts to raise to the challenge. The European response is centered on breakthrough innovations, like Fully Depleted
SOI or advanced MEMS technologies from STMicroelectronics,
supported, among others, by public-private partnerships such as the ENIAC Joint Undertaking. STMicroelectronics, a
European and global leader, brings an extraordinary
contribution to our program, participating in 26 of the 50
projects, providing almost 20% of the total eligible costs,
engaging the whole ecosystem of SMEs, research organizations and academic labs. This is a strong basis to secure the
future European competitiveness, growth and jobs." o
Nanoparticles:
o Benchmarking all nanoparticle importers who have completed the new public declaration of substances in a nanoparticle
state. o Evaluating quantities of nanoparticles and data
available in order to quantify emissions from material
consumed and to highlight treatment systems currently in
place.
o PFC emissions: We provided evidence to protect the
semiconductor industry from perfluorocarbon production and
importation shortage quotas in Europe, which was based on
the findings from a voluntary project we had undertaken to
reduce PFC emissions far below the objective of ESIA
(European Semiconductor Industry Association) Memorandum of
Agreement in 2000. o REACH and Chemical Labelling and
Packaging (CLP) regulation implementation: The two
commissions worked closely on evaluating the impact of REACH on the semiconductor industry's activities and on
authorization and restriction procedures.
o A specific group was created to analyze the impact of the
inclusion of AsGa III-V (Arsenide of gallium) material in
the SVHC (Substances of Very High Concern) list and report
findings to the French Labor Ministry and Ecology and
Sustainable Development Ministry. More performance
indicators are available on pages 67 to 70

COMPANY

Awards

Each year our sites receive external recognition for their sustainability practices. Here is an overview for 2012.

Our People

April
Italy

ST Italy sites were awarded the National Prize on Health and Safety in the workplace from INAIL & CONFINDUSTRIA, an organization under the patronage of the President of the Italian Republic, in recognition of good methodologies implemented.



October
Malta

ST Malta received first prize in the Health and Safety Best Practices Award organized by the National Occupational Health and Safety Authority and the European Agency for Safety and Health at Work. The award was presented by the Minister for Health, the Elderly and Community Care, Hon Dr J. Cassar and by Ms. Boglarka Bola, Network Manager for the European Agency.

Rousset (France)

The site received the Disability Policy award from IMS-Entreprendre pour la Cité, a French organization promoting Corporate Social Responsibility, and more specifically diversity in companies.
A signatory of the French Diversity Charter since 2006, the site was recognized for its practices in recruitment and integration of disabled people and for the innovative training program FAM (Formation d'Adaptation aux Métiers).
The program, launched in 2008, is dedicated to equipping people with disabilities with essential competences required for the electronics industry.

Muar (Malaysia)



ST Muar received the Implementation of Fire Prevention Program certification awarded by the Fire Prevention Centre Malaysia (NGO) in recognition of its commitment to promoting fire safety awareness amongst over 900 ST employees and contractors.

64

Our Products

July
Automotive Product Group, Germany

We received the Supplier Quality Excellence Award from General Motors, for ST APG's Asics products (used in safety applications such as airbags) which were delivered free from defects to GM Worldwide in a one year period between July 2011 and July 2012. The award is granted only to suppliers who reach this one year milestone.

October
United Kingdom

ST was awarded the 2012 NMI Low Power "Green" team award by NMI. The award recognizes continued commitment to sustainability and "green" design. Teams from Bristol (UK), Grenoble (France) and Greater Noida (India) were honored.

December
Crolles (France)

Considered as the most prestigious R&D award in electronics in France, the Général Ferrié award honors an engineer or team whose work brought significant contribution to the progress of electronics and its applications. In 2012 this award was granted to a team of ST (Stéphane Monfray and Fréderic Bœuf) and CEA-Leti researchers, for its work on Fully Depleted Silicon-On-Insulator technology, a major technological breakthrough in the pursuit of miniaturization of electronic circuits.

Geneva (HQ)



We received a 2012 Top 100 Global Innovator award from Reuters, honoring corporations and institutions around the world that are at the heart of innovation. Selection is based on overall patent volume, patent grant success rate, global reach of the portfolio and patent influence as demonstrated by citations.

The Environment

March
Shenzhen (China)

ST Shenzhen received the 2010-2011 Energy Conservation Award granted by Shenzhen Futian District Government.

June & December
Calamba (The Philippines)

In June, Makiling Center for Mountain Ecosystems Recognition for Mt Makiling Tree Planting & Nurturing Project, was awarded to the site by the MCME Director Dr. Nathaniel C. Bantayan & UP Chancellor Dr. Rex Victor Cruz, University of the Philippines-Los Banos.

Edinburgh (UK)

NMI, a trade association of the UK Electronic Systems, Microelectronics and Semiconductor Communities, granted the NMI Young Engineer of the Year Award to Kevin Moore, a Senior Analogue Designer at our Edinburgh site.



November

Ang Mo Kio (Singapore)

Ang Mo Kio BHQ received a Gold Health Award at the Singapore Health Awards 2012. This biennial national award is presented by the Health Promotion Board (HPB), to recognize organizations with commendable Workplace Health Promotion programs.


Singapore HEALTH Award
30 November 2012

December

Calamba (The Philippines)

During the 8th GKK - Gawad Kaligtasan at Kalusugan awards we received:

- The 2012 DOLE Secretary's Award of Distinction for ST sites Calamba/Manila, for demonstrating global commitment to sustainability, through the deployment of Occupational Safety and Health Programs, comprising risks assessments, training, audits and overall quality management.
- The 2012 DOLE Award of Honor, was awarded to Ms. Elizabeth Beronio, ST Calamba Environment, Safety and Security Manager, by Hon. Rosalinda Dimapilis-Baldoz, Secretary of Labor and Employment of the Philippines. Her long standing experience and expertise in implementing site environmental, safety and health management systems, with the support of the EHS Committee, site management and employees, has resulted in numerous certifications and awards for the site.





Muar (Malaysia)

ST Muar's Civil Defense Emergency Response Team was trained and accredited by Civil Defense Department Malaysia and was praised for their commitment and skill in handling emergency situations. The team of 35 undertook a number of training sessions with Civil Defense dedicated to fire-fighting and rescue skills.

In December, during the Don Emilio Abello Energy Efficiency Awards:

- The 2012 Outstanding award was conferred to ST Calamba by the National Steering Committee for our contribution to the energy efficiency and conservation goals of the country, and substantial effort to mitigate climate change.



- The Outstanding Energy Manager award was granted to Ronnie G. Mandigma, whose involvement and engagement were instrumental in helping to achieve energy savings at our Calamba site.
- At the same event, we were given the Hall of Fame award, granted to companies which have received three Outstanding awards.

The Community



February

Singapore

ST Asia Pacific Pte Ltd and ST Pte Ltd were certified TradeFIRST (Trade Facilitation & Integrated Risk-based SysTem) "Premium" band by Singapore Customs, the highest level of certification in an integrated assessment framework, supporting the Customs' trade facilitation and compliance efforts. The certifications affirm ST's firm commitment to trade compliance and export control.

May

Agrate (Italy)

EHS Award was granted by Confindustria Monza and Brianza to ST Agrate for its commitment and performance in the EHS field, particularly in relation to the good policies we developed and implemented that have had a positive impact on the local industrial area.

November

Singapore



National SSWG - Safety and Security Watch Group - Award was given out by the Singapore Police Force and Singapore Civil Defence Force in recognition of the business community's efforts to the site to adopt robust measures and be prepared for the threat of crime and terrorism.

65

COMPANY

New 2013 Objectives

On a yearly basis, we review with the owners of each Sustainability priority the objectives to be reached within the year or a few years. Some 2012 objectives have been achieved, some will be discontinued because they are not meaningful to ST anymore and some have been revised. Please find below the new objectives set for 2013 and beyond.

Our People



RECRUITMENT, LEARNING & DEVELOPMENT

- Learning: Ensure that more than 60% of employees follow at least 8-hrs training yearly
- Development: Ensure that more than 95% of ST exempts have their potential assessed every 2 years through 'People Review' process

LABOR & HUMAN RIGHTS

- Ensure that ST manufacturing sites and corporate departments continuously improve the global scoring of ST's EICC SAQs
- Ensure that our audited sites have 0 Major Non-Conformance on the Labour and Health & Safety section
- Ensure all our sites deploy communication and training programs on the EICC Code of Conduct for all their managers and employees

Our Products



INNOVATION MANAGEMENT

- Increase efficiency of product development: Reduce average age of development projects to 15 months
- Increase efficiency of product development: Increase proportion of projects less than 1 year old to 33%

PRODUCT STEWARDSHIP

- Ecopack®3 (no RoHS exemption and Halogen free): 25% of new packages implemented in Ecopack®2 by the end of 2015
- Ensure 100% of new ST products are eco-designed by 2015
- STAR-rated Responsible Products impact on New Products (24 Months window) Silicon line > = 30%
- Integrate line item for Environmentally/Socially responsible characteristics in product Brochures/Flyers across 12 products

The Environment



ENERGY MANAGEMENT

- By 2015, ensure that 100% of call for tenders from US$ 200k include criteria on energy efficiency and use of CO_2 emission-free and/or renewable energy regarding facilities and site services

The Community



MANAGEMENT OF SUSTAINABILITY IN THE SUPPLY CHAIN

- As an active member of "Charte des Relations Fournisseurs Responsables" (Charter for Responsible suppliers relationships), participate in the steering committee
- Ensure fair treatment of ST suppliers: 100% of our payment terms to be in line with Law on the Modernization of the Economy (LME)
- Ensure Business ethics: 100% of Global Procurement and Outsourcing buyers to sign the Business Ethics letter
- To ensure continuous improvement, implement a supplier survey and define an action plan

BUSINESS ETHICS & COMPLIANCE

- Improve the integration process between allegation reporting and investigation management
- Strengthen the Ethics Committee network by formalizing the links and reporting lines between the Corporate Ethics Committee and regional ethics committees and by communicating towards ST employees on this updated framework
- In 2013, update ST anti-corruption and bribery policy, as well as our insider trading policy

LOCAL SUSTAINABILITY IMPACTS

- Ensure evaluation of ST community involvement initiatives with a 85% confidence rate
- Launch a process to identify ST community involvement outputs and impacts

66

Additional indicators & GRI statement

Company

Enterprise Risk Management Governance


Supervisory Board
Audit Committee
Independent Audits reviews
✓ Quarterly or annual ERM process assurance reviews (requests for information/corrective actions)
✓ Requests to investigate specific risk management topics
Corporate Strategic Committee
+ Chief Audit & Risk Executive + ad hoc members
✓ Annual ERM review
✓ Quarterly updates (priority risks / mitigation action plans)
✓ Specific analyses addressing Audit Committee requests
Annual top-down / corporate-level risk map
Quarterly follow-up on mitigation action plans
Ad-hoc analyses & meetings as required
✓ Top priorities / risk mitigation objectives
✓ ERM implementation objectives
Bottom-up risk maps / mitigation action plans
✓ Annual consolidation
✓ Quarterly reporting (priority risks & action plans)
✓ Alerts
Corporate ERM function support
Marketing & Sales
Sense & Power & Automotive
Embedded processing solutions, PTM, PQE
Corporate Functions

67

Our People

Indicator	2008	2009	2010	2011	2012
Headcount evolution by region / LA1					
Americas	3,210	1,802	1,701	1,176	1,158
Asia Pacific	21,409	20,847	22,565	19,965	19,860
Europe	21,271	18,338	19,022	18,724	19,346
Mediterranean	5,848	4,533	4,677	4,348	4,349
Total	51,738	45,520	47,965	44,213	44,713
Hires by job type / LA1					
Exempt	5,224	538	3,573	2,563	2,721
Operators	5,502	5,984	8,193	5,154	6,833
Non Exempt	1,163	639	1,884	1,728	1,716
Total	11,889	7,161	13,650	9,445	11,270
Worforce by employment type / LA1 (% of employees by employment contract)					
Full time contract	98.04	97.88	97.85	97.74	97.43
Part time contract	1.95	2.12	2.15	2.26	2.57
Workforce by employment contract / LA1 (% of employees by employment contract)					
Regular contract	97.77	97.41	96.56	97.48	98.21
Temporary contract	2.23	2.59	3.44	2.52	1.79
External hires in manufacturing (%)					
Percentage of jobs filled externally versus overall jobs filled		92	96	90	95
Newcomers induction program (%)					
Newcomers who participated in a formal induction session during their first year of employment*	92.72	72.35	97.23	97.29	97.75
*e.g. Newcomers Seminar					
EPA - Performance assessment (yearly) / LA12					
Employees (%)	N/A	78,4	78	89	93
Exempts (%)	N/A	N/A	89	96	98
Non exempts (%)	-	-	-	-	90

Indicator	2008	2009	2010	2011	2012
Employees survey - Engagement rate					
Participation rate (%)	80	N/A	86	86	87
Rational Commitment	0,16	N/A	0,20	0,20	0,18
Emotional Commitment	0,35	N/A	0,40	0,39	0,38
Discretionary Effort	0,43	N/A	0,44	0,45	0,45
Intent to Stay	0,34	N/A	0,32	0,30	0,25
Career length and voluntary turnover rate / LA2					
% of voluntary turnover of new hires (below 2 yrs)		44.87	45.54	52.67	52.08
% of voluntary turnover of employees from 2 to < 5 yrs		13.12	18.07	27.83	24.02
% of voluntary turnover of employees from 5 to < 10 yrs		3.40	5.31	7.82	8.03
% of voluntary turnover of employees from 10 to < 20 yrs		1.86	2.02	1.79	1.72
% of voluntary turnover of employees from above 20 yrs		1.21	1.06	0.72	0.68
Average turnover rate / LA2 (%)					
Average turnover rate	10.12	11.65	15.16	18.49	15.61
Average employee age (years)					
Average employee age	34	34	33	36	36
Number of nationalities in corporate staff / LA13					
Different nationalities represented in the corporate staff	9	7	7	7	6
Number of nationalities in the headcount by region*					
Europe			68	74	78
Americas			29	26	25
Mediterranean			18	16	17
Asia Pacific			36	36	36
*Expatriates and assignees are counted in host country.

Gender breakdown by region (%)

Indicator		2008	2009	2010	2011	2012
Europe	Male	73	74	74	75	75
	Female	27	26	26	25	25
Americas	Male	76	79	79	79	78
	Female	24	21	21	21	22
Mediterranean	Male	42	43	42	43	44
	Female	58	56	58	57	56
Asia Pacific	Male	53	53	55	57	58
	Female	47	47	45	43	42

Employees working part-time by gender (%)

Indicator	2008	2009	2010	2011	2012
Men		15,23	15,04	15,75	18,36
Women		84,77	84,96	84,25	81,64

Unplanned absenteeism (%)

Indicator	2008	2009	2010	2011	2012
Unplanned absenteeism	3.00	2.47	2.67	2.77	2.82

Formal recognition

Indicator	2008	2009	2010	2011	2012
Overall recognition budget of all sites (US$)	2,161	1,644	3,305	3,101	2,782
Number of people recognized*	38,805	38,373	36,697	48,606	33,823
% of accepted suggestions which were implemented	61.00	53.00	54.75	65.20	59.56

*Can include more than one recognition for one employee over the year.

Remuneration (%)

Indicator	2008	2009	2010	2011	2012
Employees above the ST minimum salary scale in their job grade		87.00	82.44	87.19	84.62
Employees below the ST minimum salary scale in their job grade		12.00	16.62	12.79	13.90
Employees covered by annual individual salary increase		0.00	95.24	96.93	98.49

Benefits, bonus & USA

Indicator	2008	2009	2010	2011	2012
Unvested Stock Awards (USA) % of eligible (exempt > JG 12) employees receiving unvested stock awards	33	23	24	21	22
Unvested Stock Awards (USA) Number of employees rewarded	5,700	3,670	3,790	3,390	3,570
USA - % of referential population by category	-	-	24	21	22

Average training hours / LA10

Indicator	2008	2009	2010	2011	2012
Exempts	27	26	32	31	29
Operators	72	94	91	78	70
Others (non-exempt)	43	41	43	38	36
Total*	43	51	49	50	46

*Includes training on equipment and outside training.

Internal mobility (%)

Indicator	2008	2009	2010	2011	2012
Internal job request posting rate (exempt)*	90.2	17.9	40.5	36.8	34.9
Exempt open positions filled in by internal candidates	-	-	-	23.0	25.9

*Number of job requests for exempt positions (JG11-18) posted internally divided by total number of job requests for exempt positions

Collective bargaining / LA4

Indicator	2008	2009	2010	2011	2012
Number of collective agreements signed in the year		59	38	33	45
Number of people covered by representatives		21,363	24,021	-	31,962
% of people covered by representatives		-	50.08	-	72.34

Working time and overtime hours

Indicator	2008	2009	2010	2011	2012
Employees with regular worktime less than 48 hours per weeks (%)	100	100	100	100	96.3
Average weekly overtime (hours per employee)	2.22	1.97	3.14	3.10	3.61

Communication meetings / LA5

Indicator	2008	2009	2010	2011	2012
People attending Communication meetings				28,343	36,474

Career development (%)

Indicator	2008	2009	2010	2011	2012
Employees with a promotion in the year		8.50	15.00	15.87	16.37
Employees with a job function change in the year		27.37	32.95	25.02	15.47

Average weekly working time in selected countries in 2010 (hours)

Indicator		2008	2009	2010	2011	2012
China	ST standard working time		40.00	40.00	40.00	40.00
	Overtime		3.59	5.00	5.03	11.37
France	ST standard working time		38.50	38.50	35.00	35.00
	Overtime		0.23	0.31	0.26	0.20
Italy	ST standard working time		40.00	40.00	40.00	40.00
	Overtime		0.82	1.15	0.95	0.72
Malaysia	ST standard working time		48.00	48.00	48.00	48.00
	Overtime		5.11	10.32	9.39	8.50
Malta	ST standard working time		40.00	40.00	40.00	40.00
	Overtime		2.78	6.00	4.50	5.00
Morocco	ST standard working time		44.00	44.00	44.00	44.00
	Overtime		1.15	2.62	1.46	1.10
North America	ST standard working time		40.00	40.00	40.00	40.00
	Overtime		1.62	1.51	0.60	0.85
Singapore	ST standard working time		44.00	44.00	44.00	44.00
	Overtime		4.02	5.88	1.53	3.84
The Philippines	ST standard working time		-	-	-	48.00
	Overtime		-	-	-	6.00

Fair wages

Indicator	2008	2009	2010	2011	2012
Percentage of employees paid up to 105% of the legal or conventional minimum wage*	21.44	13.36	16.65	12.20	11.95

*Employees paid above 105% are not part of this scope.

Recordable Cases rate - breakdown: industrial/domestic / LA7

Indicator	2008	2009	2010	2011	2012
Recordable Cases industrial rate	0.23	0.23	0.17	0.18	0.17
Recordable Cases Domestic rate	0.17	0.12	0.12	0.11	0.10

Recordable Cases rate by region

Indicator	2008	2009	2010	2011	2012
Asia Pacific	0.2	0.2	0.2	0.2	0.14
Europe & Mediterranean	0.6	0.6	0.5	0.5	0.43
Americas	0.4	0.2	0.1	0.0	0.0

Severity rate by region

Indicator	2008	2009	2010	2011	2012
Asia Pacific	2.2	1.3	0.8	0.5	0.8
Europe & Mediterranean	9.0	7.6	4.9	6.5	7.8
Americas	0.1	0.6	0.0	0.0	0.0

Breakdown of Recordable cases by type of event, accident or exposure / LA7

Indicator	2012
Fall or slip	31
Struck by or against	26
Overexertion	7
Others	3
Caught in, under or between	10
Contact with chemicals	13
Bodily reaction from slip or motion	10

Recordable cases rate benchmarks*

Indicator	2008	2009	2010	2011	2012
US Manufacturing (Source BLS**)	5.00	4.30	4.40	4.40	-
All US semiconductor (Source BLS**)	1.30	1.00	1,20	1.10	-
SIA*** OHS	0.71	0.80	0.98	Not available	-
ST	0.39	0.35	0.29	0.29	0.27

*Latest data available.
**Bureau of Labor Statistics.
***Semiconductor Industry Association.

Average turnover rate by gender, category and region in 2012 / LA2 (%)

	Exempts		Others		Operators	
	Female	Male	Female	Male	Female	Male
Europe	1.35	1.46	0.79	0.72	0.64	0.67
Americas	0.99	3.72	1.97	0.00	0.00	0.00
Mediterranean	6.50	6.50	1.39	4.09	2.99	4.67
Asia Pacific	11.32	10,79	11.50	31.21	37.69	67.21

68

Promotion ratio female/male by category and region / LA13 (%)
2009 2010 2011 2012
Female Male Female Male Female Male Female Male
Americas Exempt 6 4 15 12 20 15 25 21
Non Exempt 1 2 10 10 6 13 8 7
Operators N/A* N/A* 10 19 0 0 0 0
Asia-Pacific Exempt 10 9 22 26 21 21 34 36
Non Exempt 39 13 7 5 10 16 8 6
Operators 12 5 6 6 14 15 8 11
Europe Exempt 6 6 19 19 20 18 29 26
Non Exempt 4 5 20 17 19 16 5 5
Operators 1 0 23 16 25 16 2 2
Japan Exempt 6 7 12 16 30 27 12 33
Non Exempt N/A* N/A* N/A* N/A* N/A* N/A* N/A* N/A*
Operators N/A* N/A* N/A* N/A* N/A* N/A* N/A* N/A*
Mediterranean Exempt 12 17 34 24 10 11 26 34
Non Exempt 17 16 19 12 6 4 18 10
Operators 0 2 7 8 0 0 9 2
*The company has no manufacturing sites in these regions
Indicator 2008 2009 2010 2011 2012
Schooling programs* / LA11
Exempts 2.76 4.39 5.26 1.74
Operators 2.75 1.02 7.96 2.31
Others (non-exempts) 4.69 6.01 7.58 0.95
*% of employees following ST supported external schooling programs vs total number of employees.
Our Products
Indicator 2008 2009 2010 2011 2012
Sustainability Customer Requirements
Number of EHS* and Social & Ethics customer requirements received**
277 252 267 376 422
*EHS : Environment, Health and Safety.
**This data includes all Sustainability requirements from our customers, received at corporate level for support and validation.
Many more are dealt with directly at local and regional level.
Quality1 / PR5 (baseline 100 in 2004) Q4' 04 Q4' 09 Q4' 10 Q4' 11
Q4' 12
Customer complaints 100 61.5 55 70.6 67*
Cycle time to process failures analysis 100 65.4 71.1 59.8 65.6**
Customer returns 100 30.8 20 58.9 21.7***
1Quality indicators include ST-Ericsson from Q3 2008.
*Q4 low shipments strongly impacted our customer complaints by volume, even if the number of complaints received was stable.
**In 2011, our failures analysis cycle time significantly improved as a result of an efficient task force on cycle time reduction.
***The customer returns results have been mainly impacted by negotiated returns from distributors.
WEEE / EN27
As a supplier of components to the electronics industry (and not manufacturers of electronic equipment), we are not
directly affected by the European Directive 2002/96/ EC
Waste of Electrical and Electronic Equipment (WEEE). The
environment
Indicator 2008 2009 2010 2011 2012
Environmental burden:  net values / EN16 / EN17 / EN19 / EN20 /
EN26 / Dec. 4.1 / Dec. 4.3 / Dec. 4.4
Emissions to air
Global warming* (MTCE) 404,319 358,167 413,974 429,187 408,202
Ozone depletion (Kg R11 Eq) 62 8 7 0 0
VOCs (Tons) 244 170 178 192 147
Atmospheric acidification (Kg SO2 Eq)
63,142 55,370 36,581 41,525 34,456
Photochemical oxidant creation (Kg ethylene Eq)
48,969 35,044 25,292 38,125 27,165
Air emission toxicity** (Kg PH3 Eq) 4,720 4,101 4,484 3,075 4,337
Indicator 2008 2009 2010 2011 2012
Emissions to water***
Eutrophication (Kg P+N) 414,730 305,502 396,271 378,339 330,993
Aquatic oxygen demand (COD****)
834,032 626,835 709,202 667,146 529,623
Heavy metals to water (Kg heavy metals)
10,354 8,934 9,579 9,796 6,458
Aquatic ecotoxicity (Kg Cu Eq) 7,598 6,698 5,774 4,032 4,109
*Includes direct greenhouse gas (GHG) emissions from our
manufacturing plants and indirect emissions from energy consumption and transport, reported in Metrics Tons of Carbon Equivalence
(MTCE).  Does not include GHG emissions from controlled
manufacturing sites, subcontractors and foundries.
**Emissions of substances are considered only if they exceed the minimum threshold of 3ppm, expressed in phosphine equivalent.  For
Volatile Organic Compounds, Atmospheric Acidification,
Photochemical Oxidant Creation and Air Emission Toxicity the
Particulate Matter is not covered.
***Domestic waste water is included.
****Total Chemical Oxygen Demand (COD).
Environmental costs versus savings / EN30 (US$m)
Total costs 41 48 53 52 47
Energy savings 192 87 219 203 169
Water savings 25 15 25 24 22
Chemical savings 86 58 87 69 62
Total saving 303 160 331 296 253
Balance (cost savings) 262 112 278 244 206
The method used to calculate the savings shown in this table is the following:
1) we set a baseline using the 1994 model with the
assumption that there are no installation enhancements,
except for chemicals for which the baseline is 2000; 2) this baseline is projected each year (in relation to the
quantities produced);
3) each year, the actual value is compared to this
projection; 4) the result shows the theoretical benefits due to the installation improvements concerning the savings for
energy, water and the use of chemicals. Total costs cover
expenditure of environmental management areas (including
waste and remediation) and yearly net investment and
equipment depreciation.
Environmental investments
% of total company investments 0,48 0,40 0,06 0,50 0,85
Consumption:  absolute values / EN1 / EN3 / EN4 / EN8 / Dec. 2.1 /
Dec. 2.2 / Dec. 2.3
Electricity (GWh) 2,127 1,986 2,018 2,058 2,041
Water (1,000m3) 18,194 16,346 17,393 17,314 16,151
Chemicals (tons) 17,883 12,451 17,138 17,076 17,792
Natural gas (GWh) 234 214 171 166 153
Waste split / EN22 (Tons)
Total Waste 46,314 33,439 40,775 38,593 37,511
Reuse & recycled 41,143 29,164 36,113 35,387 34,032
Incinerated 3,487 3,170 3,522 2,134 1,758
Landfill 1,684 1,105 1,140 1,072 1,721
Water Risk Assessment by location* / EN8
   / EN9 (%)
Water withdrawal per site** Water stress assessment per
site***
Ang Mo Kio (Singapore) 100 100
Crolles (France) 76 2
Catania (Italy) 74 74
Rousset (France) 42 32
Agrate (Italy) 36 2
Tours (France) 19 19
Muar (Malaysia) 100 3
Shenzhen (China) 74 6
Calamba (the Philippines) 72 100
Longgang (China) 51 4
Bouskoura (Morocco) 48 79
Kirkop (Malta) 7 12
*ST water risk assessment has been conducted in 2012 with Quantis.
The calculation is done for Front-end and Back-end sites, as there are important differences in the water consumption.
**Water withdrawal:  anthopogenic removal of water from any water body, either permanently or temporarily.
***Water stress assessment:  consumed water multiplied by the Water
Stress Index related to water availability.
Initiatives and changes resulting in a reduction in GHG /
EN18 / Dec. 3.3 (Saved kTons CO2) Related to PFC direct
emissions reduction per IPPC guidelines 50 - 155 0 21
Saving electricity 295 - 195 0 0
Used green electricity 17 - 41 61 13
Produced electricity by windfarm 8 - 8 7 0
Total GHG gas emissions reduction 370 - 398 68 34

EHS Fines / EN28

Fine of RMB130k (USD20.6k) for Nov 1st fatal incident.

EHS Incidents / EN23

ST Ang Mo Kio (Singapore): On 8th February 2012, an acid scrubber's pH fell from 7 to 3.6 for a duration of about 4 hours. Fine amount: S$5,000. All actions necessary to avoid recurrence have been put in place.

ST Calamba (the Philippines): The site was recognized to be at the origin of a fine received by the industrial park waste water treatment plant (WWTP). In fact, ST Calamba overpassed the contractual limit of copper defined between ST and the WWTP. Fine amount: US$3,642.28

Indicator	2008	2009	2010	2011	2012
Consumption of electricity (kWh/production unit): normalized values / EN4 / Dec. 2.1					
Target	48,8	46,3*	44	41,8	**39,7**
Consumption of electricity	49,7	71*	48	50,4	**54,6**
*2009: The figures show the global consumption per unit of production for the whole year affected by a decrease of production due to the economic crisis.					
Consumption of natural gas (GWh/production unit): normalized values / Dec. 2.1 (Baseline 100 in 1994)					
Consumption of natural gas	39,9	51,6	29,4	29,7	**29,8**
Energy saved*: absolute values / EN5 / Dec. 2.1 (GWh)					
Energy saved	130	0	129	0	**0**
*Includes electricity and natural gas					

The Community

Technical ladder (%)

Indicator	WW	Asia Pacific	Europe*
ST population recognised through the technical ladder	0,8	0,3	1,7

(2012)

*The specified path starts from job grade 14 and above which is the reference population. This internal program started in Europe and its deployment is currently on going.

Indicator	2008	2009	2010	2011	2012*
Number of suppliers / subcontractors					
Suppliers of materials	107	108	104	102	**94**
Suppliers of equipment	40	40	40	40	**40**
Suppliers of spare-parts	NA	NA	35	38	**39**
Total	**147**	**148**	**179**	**180**	**173**
Subcontractors Back-end	59	65	62	59	**51**
Subcontractors Front-end	11	10	19	22	**19**
ISO 14001 certified / EMAS validated (%)					
Suppliers of materials	83	81	81	81	**76**
Suppliers of equipment	85	82,5	83	80	**83**
Suppliers of spare-parts	NA	NA	54	47	**59**
Total	**84.1**	**81.5**	**76.2**	**73.8**	**81.9**
Subcontractors Back-end	97	97	97	98	**98**
Subcontractors Front-end	100	100	100	95	**100**
OHSAS validated (%)					
Suppliers of materials	37	41	44	49	**48**
Suppliers of equipment	6	10	8	21	**18**
Suppliers of spare-parts	N/A	N/A	20	15	**18**
Total	**28.6**	**32.6**	**31.3**	**36.2**	**34**
Subcontractors Back-end	92	91	87	62	**67**
Subcontractors Front-end	82	80	84	77	**77**
Suppliers' compliance with EICC - Target number					
Suppliers of materials	108	108	104	102	**102**
Suppliers of equipment/ facilities/IT	104	104	104	87	**87**
Suppliers of spare-parts	NA	NA	35	35	**35**
Subcontractors Back-end	40	39	32	32	**32**
Subcontractors Front-end	11	10	19	22	**22**

*Suppliers and subcontractors change from one year to another. The list is updated regularly which changes the reference perimeter.

Suppliers' and subcontractors' environmental and health & safety performance / 8.3

Indicator	2008	2009	2010	2011	2012*
Phase 1 - Introduction: Agreement to comply with EICC (%)					
Suppliers of materials	81	82	89	95	**82**
Suppliers of equipment/ facilities/IT	34	41	50	99	**93**
Suppliers of spare-parts	NA	NA	71	94	**87**
Subcontractors Back-end	97	98	98	97	**100**
Subcontractors Front-end	86	90	95	95	*******
Phase 2 - Assessment: EICC Self-assessment questionnaire completed**					
Suppliers of materials	18	42	76	97	**183**
Suppliers of equipment/ facilities/IT	0	0	0	0	**13**
Suppliers of spare-parts	N/A	N/A	N/A	N/A	**N/A**
Subcontractors Back-end	11	17	20	23	**42**
Subcontractors Front-end	0	1	3	4	**8**

Indicator	2012*
ST Foundation's contribution to the Community according to the LBG* methodology	
Total value of contribution (US$m)	765,935
Type of involvement	100% Community Investment
Means of involvement (%)	
Cash contribution	66
Staff time volunteering	17
Management cost contribution	17

*London Benchmarking Group



Global Reporting Initiative™
Statement
GRI Application Level Check
GRI hereby states that STMicroelectronics has presented its report "ST Sustainability Report 2012" to GRI's Report Services which have concluded that the report fulfills the requirement of Application Level A+.
GRI Application Levels communicate the extent to which the content of the G3 Guidelines has been used in the submitted sustainability reporting. The Check confirms that the required set and number of disclosures for that Application Level have been addressed in the reporting and that the GRI Content Index demonstrates a valid representation of the required disclosures, as described in the GRI G3 Guidelines. For methodology, see www.globalreporting.org/SiteCollectionDocuments/ALC-Methodology.pdf
Application Levels do not provide an opinion on the sustainability performance of the reporter nor the quality of the information in the report.
Amsterdam, 18 July 2013
Nelmara Arbex
Deputy Chief Executive
Global Reporting Initiative
A+
GRI REPORT
GRI CHECKED
The "+" has been added to this Application Level because STMicroelectronics has submitted (part of) this report for external assurance. GRI accepts the reporter's own criteria for choosing the relevant assurance.
The Global Reporting Initiative (GRI) is a network-based organization that has pioneered the development of the world's most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. The GRI Guidelines set out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. www.globalreporting.org
Disclaimer: Where the relevant sustainability reporting includes external links, including to audio visual material, this statement only concerns material submitted to GRI at the time of the Check on 11 July 2013. GRI explicitly excludes the statement being applied to any later changes to such material.

70

COMPANY

Indicators Index

The following table shows the correlation between the STMicroelectronics Sustainability Report and the ten Principles of the Global Compact, the Global Reporting Initiative (GRI) elements and the ISO 26000 standard.

	GRI Indicators	Global Compact Principles	ISO 26000 core subjects and issues
Readers' Guide	2.1; 2.3; 2.4; 2.9; 3.1-3.8; 3.10; 3.11; 3.13; 4.9; 4.14-4.16		
Company	1.1; 1.2; 2.3; 2.4; 2.5; 2.6; 2.7; 2.8; 2.10; 3.5; 3.6; 3.13; 4.1-4.3; 4.7; 4.8; 4.9; 4.11; 4.12; 4.14-4.17 EC1		6.2
Our People			6.3; 6.4
Recruitment, Learning & Development	LA2; LA10; LA11; LA12	GC6	6.4.7
Employee Engagement	4.16; 4.17		6.2.3
Employee Safety	LA7; LA8		6.3.7
Labor & Human Rights	4.8; 4.12 EC8; HR5; HR6; HR7; SO5	GC1; GC3; GC4; GC5	6.3.10; 6.4.5
Global Diversity & Equal Opportunities	LA13	GC1; GC6	6.3.7
Employee Health & Well-being	LA8	GC1	6.4.4; 6.4.6
Our Products			6.7
Customer Satisfaction	4.16; 4.17; PR5		6.7.3; 6.7.6
Innovation Management			6.6.7
Product Stewardship	EN2; EN5; EN6; EN26; EN27; PR1; PR3	GC1; GC7; GC8; GC9	6.5.3; 6.7.4; 6.7.5
Conflict-free Minerals	4.17 HR2; HR7; PR3	GC1; GC2	6.3.5; 6.6.4
The Environment	4.8; 4.13; EN1; EN2; EN18; EN26		6.5
GHG Emissions from Operations	EC2; EN16; EN17; EN18; SO1	GC7; GC8; GC9	6.5.3; 6.5.5
Water Management	EC2; EN8, EN10, EN21; EN25; SO1	GC7; GC8; GC9	6.5.4
Energy Management	EC2; EC6; EN3; EN4; EN5; EN7	GC7; GC8; GC9	6.5.4
Chemicals Management	EN1; PR3	GC7; GC8; GC9	6.5.3
Waste Management	EN2; EN22; EN24	GC7; GC8; GC9	6.5.3
Transports & Logistics	EC2; EN4; EN5; EN7; EN16; EN17; EN29	GC7; GC8; GC9	6.5.3; 6.5.5
The Community	4.16; 4.17		6.6; 6.8
Management of Sustainability in the Supply Chain	4.8; 4.9; 4.12 EC6; HR1; HR2; PR3	GC1; GC3; GC4; GC5; GC6; GC9	6.6.6
Business Ethics & Compliance	4.6; 4.9 HR3; HR4; SO2; SO3; SO4	GC10	6.6.3
Local Sustainability Impacts	EC1; EC8; EC9; SO1		6.8.3; 6.8.5; 6.8.6; 6.8.7; 6.8.9
Partnerships in R&D and Education	SO1		6.8.4
Public Affairs and Industry Networking	4.13 EC9; SO5		6.6.6
Awards	2.10		6.2
Additional Indicators	2.8; 3.9; 3.12 EC1; EC5; EC7; LA1; LA2; LA4; LA5; LA7; LA10; LA11; LA13; EN1; EN3; EN4; EN16; EN17; EN19; EN20; EN22; EN23; EN26; EN28; EN30; PR5		

71

COMPANY
Data Reporting
Verification Statement
Det Norske Veritas Business Assurance France S.A.R.L. ('DNV
Business Assurance') has been commissioned by the management of STMicroelectronics NV ('the Company') to carry out a
moderate assurance engagement on the "2012 Sustainability
Report" ('the Report') in its draft electronic format.
STMicroelectronics NV is responsible for the collection,
analysis, aggregation and presentation of information
contained in the Report. Our responsibility in performing
the work commissioned is solely towards the Management of
STMicroelectronics NV and in accordance with the terms of
reference agreed on with the Company. The assurance
engagement is based on the assumption that the data and
information provided are complete, sufficient and authentic.
STMicroelectronics NV's stakeholders are the intended
recipients of the assurance statement The scope of work
agreed upon with STMicroelectronics NV to provide a moderate level of assurance includes the following information and
entities: o Key Performance Indicators for People, Products,
The Environment and The Community related to the period
between January 2012 and December 2012, as contained in the
2012 Report. o Our verification was carried out in May and
June 2013. As part of this engagement we visited selected
sites on the basis of their contribution which represents
more than 20% of the Group's consolidated environmental and
social indicators (a higher level of Assurance would have
required a more detailed review): Geneva (Headquarters),
Catania (Italy), Muar (Malaysia), Calamba (the Philippines).
Our assurance engagement was planned and carried out in
accordance with the DNV 'Protocol for Verification of
Sustainability Reporting'. The available parts of Report
were evaluated against the following criteria in accordance
with the Protocol: Materiality, Completeness, Reliability,
Comparability and Stakeholders inclusiveness. As part of the verification we have:
- Challenged the People, Products, The Environment and The
Community statements and claims made in the Report and assessed the robustness of the data management systems, information flow and controls;
- Examined and reviewed documents, data and other information made available to DNV Business Assurance France by the Company ;
- We interviewed the Corporate Sustainable Development Team and conducted interviews with an excess of 40 company's representatives we visited in three sites and the company's headquarter (including data owners and decision-makers from different divisions and functions) to assess compliance by the sites visited with Group procedures, processes and guidance.  Interviews with external stakeholders were not included;
- Performed sample-based audits of the mechanisms for implementing the Company's own policies, as described in the available parts of
Report;
- Performed sample-based audits of the processes to review the methods, practices and tools used in the collection, aggregation/
calculation, analysis, internal quality control and reporting of qualitative and quantitative data and information, as it is
transferred, managed and stored within the Company.
It is the opinion of DNV Business Assurance that the 2012
Sustainable Report is an accurate and impartial
representation of the company's sustainability related
strategies, management systems and performance. Based on the assurance work we performed on both the Key Performance
Indicators as well as parts of the narratives in the
Company's "2012 Sustainability Report", it is our opinion
that sufficient evidences have been obtained to achieve a
moderate level of Assurance, as information and data
communicated and subjected to our verification were found to be reliable. Since the organization has carried out a review of its material sustainability issues, we believe
STMicroelectronics NV efforts to strengthen the strategy and the linked action plan have been significantly addressed, to an advanced level, for all material issues among processes
and business development. We recognize that strong efforts
have been made to reinforce organisation and resources in
order to better manage sustainability coordination across
the Company and reliability of data. Moreover the
achievements versus the objectives are reported in a
balanced and transparent way allowing the stakeholders to
have an unbiased view of the company's sustainability
performance. Based on our review, we evaluated adherence of
the Report to the following principles, on a scale of
'Good', 'Acceptable', 'Need for improvement': Materiality:
we consider that the Report includes the major material
aspects concerning the Company's performance and
stakeholders' concerns. In our opinion, the level at which
the Report adheres to the principle of materiality is
'Good'. Completeness: we believe that, overall, the topics
and indicators contained in the Report cover
STMicroelectronics NV material impacts sufficiently to
enable stakeholders' assessment of the Company's
sustainability performance in 2012. In our opinion, the
level at which the Report adheres to the principle of
completeness is 'Good'. Reliability: we found that the
information and processes are sufficiently collated,
recorded, compiled, analysed and disclosed in a manner that
allowed us to examine and assess the accuracy of the
information. In our opinion, the level at which the Report
adheres to the principle of reliability is 'Good'.
Comparability: we consider that stakeholders have sufficient information that is adequately selected and compiled in
order to analyse the changes in the Company's performance
over time. In our opinion, the level at which the Report
adheres to the principle of comparability is 'Good'.
Stakeholders inclusiveness: we consider that the views and
concerns of stakeholders have been taken into consideration
and that dialogue was effective. In our opinion, the level
at which the Report adheres to the principle of stakeholders inclusiveness is 'Good'. Our verification report includes
observations, findings and opportunities for improvement
which have been reported back to the Management of the
STMicroelectronics NV. These do not, however, affect our
conclusions on the Sustainability Report 2012. DNV was not
involved in the preparation of any statements or data
included in the Sustainable Report. DNV maintains complete
impartiality in the work carried out and expressly disclaims any liability or co responsibility for any decision a person or an entity may make based on this Assurance Statement. DNV is a leading provider of sustainability services, including
the verification of sustainability reports. For more
information, please visit our web site (www.dnvba.fr.) or
www.st.com.
For DNV Business Assurance France,
Federica PAGNUZZATO Marc-Antoine HORENFELD
Reviewer Project Manager
Paris, April 10, 2013
DNV Business Assurance

Glossary

APG	Automotive Products Group
BCP	Business Continuity Plans
CDP	Carbon Disclosure Project
CEA	Commissariat à l'Energie Atomique
CEC	Corporate Ethics Committee
CEO	Chief Executive Officer
CFS	Conflict-Free Smelter
CIS	Company Infrastructure and Services
CLP	Chemical Labeling and Packaging
CTO	Chief Technology Officer
DNV	Det Norske Veritas
DRC	Democratic Republic of the Congo
DU	Digital Unity
ECHA	European Chemical Agency
ECOPACK®	Lead-free labelling for RoHS-compliance (the EU Directive on Restriction on Use of Hazardous Substances)
EHS	Environment, Health & Safety
EICC	Electronics Industry Citizenship Coalition
EMAS	Community Eco-Management and Audit Scheme
EMEA	Europe, Middle East & Africa
ENIAC	European Nanoelectronics Initiative Advisory Council
e-PA	electronic Performance Appraisal
ERM	Enterprise Risk Management
ERT	European Round Table of Industrialists
ESG	Environment, Social and Corporate Governance
ESIA	Electronic Semiconductor Industry Association
FA	Failure Analysis
FCPA	Foreign Corrupt Practices Act
FD SOI	Fully Depleted Silicon-on-Insulator
FMT	Front-end Manufacturing and Technology
FTSE	Financial Times Stock Exchange
GeSI	Global e-Sustainability Initiative
GHG	Greenhouse Gases
GLWO	Global Logistics & Warehousing Organization
GM	General Motors
GRI	Global Reporting Initiative
GWP	Global Warming Potential
HAN	Home Arena Network
HIT	Harbin Institute of Technology
HPB	Health Promotion Board
HSPM	Hazardous Substances Process Management
IBP	Imaging Bi-CMOS ASIC & Silicon Photonics
IC	Integrated Circuit
ICT	Information and Communication Technologies
IMS	Industrial & Multisegment Sector
IP	Intellectual Property
ISO	International Organization for Standardization
ITRI	Industrial Technology Research Institute
ITSCI	ITRI's Tin Suppy Chain Initiative
KPI	Key Performance Indicator
LBG	London Benchmarking Group
LCA	Life Cycle Assessment
MEMS	Micro-Electro-Mechanical Systems
MMS	Microcontrollers, Memories & Smartcards
MTCE	Metric Tons of Carbon Equivalent
NGO	Non-Governmental Organization
NYSE	New York Stock Exchange
ODS	Ozone Depleting Substances
OECD	Organization for Economic Cooperation and Development
OHSAS	Occupational Health & Safety Assessment Series (OHSAS 18001)
PFCs	Perfluorinated Compounds
PLC	Power Line Communication
PQE	Product Quality Excellence
PTM	Package Test Manufacturing
RC	Recordable Cases
R&D	Research & Development
REACH	Registration, Evaluation and Authorization of Chemicals
RoHS	Restriction of Hazardous Substances
SAQ	Self-Assessment Questionnaire
SE	Sustainable Excellence
SEC	Securities and Exchange Commission
SITELESC	Micro and Nanotechnology Industry Association
SMEs	Small and Medium Enterprises
SOC	System-on-Chip
SPE	Supplier Performance Evaluation
SRI	Socially Responsible Investment
STEM	Science,Technology, Engineering and Mathematics
SVHC	Substances of Very High Concern
TAM	Total Available Market
TB	Tubercle Bacillus
TCOO	Total Cost of Ownership
TR&D	Technology Research & Development
UN	United Nations
UNGC	United Nations Global Compact
VAP	Validated Audit Process
VOCs	Volatile Organic Compounds
WEEE	Waste of Electrical and Electronic Equipment
20-F	Annual report filed with the Securities and Exchange Commission

73

GRI indicator prefixes

EC	Economic
EN	Environment
HR	Human Rights
LA	Employment
PR	Product Responsibility
SO	Society

The ST Sustainability Report 2012 is printed on paper produced by a manufacturer that is certified to ISO 9001 and ISO 14001. Printing uses chlorine-free pulp which enables both recyclability and renewability, and a chemical free, pre-press system. Furthermore the paper used is certified by the Forest Stewardship Council and the Chain of Custody. These confirm that the paper used comes from controlled forests that are well managed according to strict environmental, social and economic standards, and links the production chain from source of timber through to paper manufacture and the final printing process.

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For more information on ST products and
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 30, 2013	By:	/s/ Mario Arlati

		Name:	Mario Arlati
		Title:	Executive Vice President and Chief Financial Officer